越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
香港灣仔洛克道160-174號越秀大廈24樓
24/F., Yue Xiu Building, 160-174 Lockhart Road, Wanchai, Hong Kong.
Tel. : (852) 2116 8168 Fax : (852) 2598 7688

[redacted]

04036477

Our ref.: GICL-1442/04-BW/cl

Date: August 23, 2004

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED
2004 AUG 25 A 9:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attn: Special Counsel / Office of International Corporate Finance

Dear Sirs,

RE: GUANGZHOU INVESTMENT COMPANY LIMITED
RULE 12g3-2(b) EXEMPTION
FILE NO. 82-4247

In connection with the above-referenced exemption, we hereby furnish to you in accordance with paragraph (b)(1)(i) of Rule 12g3-2, one (1) copy of the documents referred to in Annex A hereto. The documents listed in Annex A constitute all of the information that the Company has made public, filed or distributed since February 26, 2004.

If you have any questions regarding any of the foregoing, please do not hesitate to contact the undersigned at (852) 2593 2398.

Kindly acknowledge receipt by signing and returning the duplicate of this letter.

Very truly yours,
For and on behalf of
GUANGZHOU INVESTMENT CO. LTD.

PROCESSED
AUG 27 2004
FINA

Burnette C.K. Wong
Executive Director and Company Secretary

A:\USA file\US-GIC04-b.doc

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
香港灣仔洛克道160-174號越秀大廈24樓
24/F., Yue Xiu Building, 160-174 Lockhart Road, Wanchai, Hong Kong.
Tel. : (852) 2116 8168 Fax : (852) 2598 7688

Annex A

I. Documents filed with The Stock Exchange of Hong Kong Limited ("HKSE") since February 26, 2004.

(1) Annual Report 2003

(2) Circular dated April 30, 2004

(3) Proxy form for annual general meeting held on June 2, 2004

(4) Resolutions passed on June 2, 2004

(5) Circular dated June 14, 2004

(6) Monthly reports of movement of listed securities for the months ended:

(a) February 29, 2004
(b) March 31, 2004
(c) April 30,2004
(d) May 31, 2004
(e) June 30, 2004
(f) July 31, 2004

II. Documents filed with The Hong Kong Companies Registry since February 26, 2004.

(1) Annual Report 2003 including directors' and auditors' report*
**Enclosed under I.(1) above*

(2) Notification of change of secretary and director, Form D2A dated March 18, 2004 and July 8, 2004

(3) Notification of place of register of interests in shares and short positions of substantial shareholders dated April 8, 2004

(4) Notification of place of directors' and chief executives' register of interests and short positions dated April 8, 2004

(5) Annual Return, Form AR1, made up to June 2, 2004

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
香港灣仔洛克道160-174號越秀大廈24樓
24/F., Yue Xiu Building, 160-174 Lockhart Road, Wanchai, Hong Kong.
Tel. : (852) 2116 8168 Fax : (852) 2598 7688

(6) Returns of allotments, Form SC1, dated:

(a) February 26, 2004
(b) March 23, 2004
(c) May 5, 2004
(d) May 31, 2004
(e) June 23, 2004
(f) July 8, 2004
(g) July 30, 2004

III. Public Announcements

(1) Announcement of resignation of director dated March 18, 2004

(2) Announcement of 2003 results dated April 15, 2004

(3) Announcement of notice of annual general meeting dated April 30, 2004

(4) Joint announcement dated May 24, 2004

(5) Announcement of resignation of director dated July 8, 2004

Registration No. 362639

THE COMPANIES ORDINANCE (CHAPTER 32)

ORDINARY AND SPECIAL RESOLUTIONS

OF

GUANGZHOU INVESTMENT COMPANY LIMITED

越秀投資有限公司

PASSED ON THE 2ND DAY OF JUNE, 2004

At an Annual General Meeting of shareholders of the Company duly convened and held at 26th Floor, Yue Xiu Building, 160-174 Lockhart Road, Wanchai, Hong Kong on Wednesday, 2nd June 2004 at 3:00 p.m., the following resolutions were duly passed as Ordinary and Special Resolutions of the Company: -

ORDINARY RESOLUTIONS

A. "THAT

(a) subject to sub-paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased by the Company pursuant to the approval in sub-paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

B. "**THAT**

(a) subject to sub-paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in sub-paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in sub-paragraph (a), otherwise than pursuant to (i) a Rights Issue, (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to eligible participants under such scheme and arrangement of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares of the Company open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the

directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "**THAT**

conditional upon the passing of Resolutions under sub-paragraphs A and B above, the aggregate nominal amount of the number of shares in the capital of the Company which shall have been repurchased by the Company pursuant to and in accordance with sub-paragraph A above shall be added to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to and in accordance with the exercise of the general mandate approved in sub-paragraph B above."

D. "**THAT**

subject to and conditional upon the Listing Committee of the Stock Exchange granting the approval of the listing of, and permission to deal in, any shares of the Company which may fall to be issued pursuant to the exercise of any options under the existing share option scheme of the Company adopted on 26th June, 2002 (the "Share Option Scheme"), the directors of the Company be and they are hereby authorised to grant further options under the Share Option Scheme provided that the total number of shares which may be issued upon exercise of options to be granted under the Share Option Scheme on or after the date of this Resolution shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution."

SPECIAL RESOLUTION

"**THAT** the Articles of Association of the Company be and are hereby amended by:-

(a) adding the following definition immediately after the definition of "these Articles" in Article 1(1):

"associate"	in relation to any Director shall have the same meaning as defined under Rule 1.01 of the Listing Rules;

(b) deleting the definition of "Disclosure of Interests Ordinance" in Article 1(1) in its entirety;

(c) adding the following definition immediately after the definition of "clear days" in Article 1(1):

"Director(s)"	the director(s) of the Company for the time being;

(d) adding the following definitions immediately after the definition of "dollars" or "$" in Article 1(1):

"electronic communication"	a communication sent by electronic transmission in any form through any medium;

"Entitled Person"	an "entitled person" as defined under section 2(1) of the Ordinance;

(e) adding the following definition immediately after the definition of "holder" in Article 1(1):

"the Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and any amendments thereto from time to time;

(f) adding the following definition immediately after the definition of "Published in the Newspapers" in Article 1(1):

"relevant financial documents"	the "relevant financial documents" as defined under section 2(1) of the Ordinance;

(g) adding the following definitions immediately after the definition of "secretary" in Article 1(1):

"Securities and Futures Ordinance"	subject to paragraph (3) of this Article, the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"special notice"	in relation to a resolution shall have the meaning ascribed thereto in section 116C of the Ordinance;

(h) deleting the punctuation "." at the end of the definition of "the Stock Exchange" in Article 1(1) and substituting therefor the punctuation ";";

(i) adding the following definition immediately after the definition of "the Stock Exchange" in Article 1(1):

"summary financial report"	the "summary financial report" as defined under section 2(1) of the Ordinance.

(j) deleting Article 1(2) in its entirety and substituting therefor the following new Article 1(2):

Save as aforesaid and unless the context otherwise requires, words or expressions contained in these Articles shall have the same meaning as in the Ordinance or any statutory modification thereof in force at the date at which these Articles become binding on the Company.

(k) deleting in the 1st line of Article 1(6)(a) the word "include" immediately after the words "references to writing" and substituting therefor the words "shall, unless the contrary intention appears, be construed as including";

(l) deleting in the 2nd to 3rd lines (inclusive) of Article 1(6)(a) the words "legible and non-transitory form" immediately after the words "reproducing words in a" in the 2nd line and substituting therefor the word "visible and legible form. Wherever any provision of these Articles (except a provision for the appointment of a proxy) requires that a communication as between the Company, its directors or members be effected in writing, the requirement may be satisfied by the communication

communication is given has signified refusal to communications being given to him in that form";

(m) deleting Article 3 in its entirety and substituting therefor the following new Article 3:

3. The authorised share capital of the Company shall be divided into ordinary shares of HK$0.10 each.

(n) inserting in the 1st line of Article 11(b) the words "receive, within the relevant time limit as prescribed in the Ordinance or as the Stock Exchange may from time to time determine, whichever is shorter, after allotment or lodgment of transfer (or within such other period as the conditions of issue shall provide)," immediately after the words "without payment to";

(o) inserting at the end of Article 27 the words "Where such an instrument of transfer is executed by HKSCC Nominees Limited (and its successor), either as transferor or transferee, in respect of shares (or such other securities as may be issued from time to time by the Company and admitted for listing on the Stock Exchange), it may be so executed by machine-imprinted signature, provided that the Board shall have previously been provided with a list of specimen signatures of the authorised signatories of HKSCC Nominees Limited and the Board shall be reasonably satisfied that such machine-imprinted signature corresponds to one of those specimen signatures."

(p) deleting in the 9th line of Article 49 the word "Companies" immediately after the words "provisions of the";

(q) inserting in the 2nd line of Article 58 the words "or a poll is required under the Listing Rules" immediately after the words "duly demanded";

(r) inserting in the 1st line of Article 59 the words "is required under the Listing Rules or" immediately after the words "Unless a poll";

(s) inserting in the 3rd line of Article 61 the words "or was required under the Listing Rules (as the case may be)" immediately after the words "was demanded";

(t) inserting in the 2nd line of Article 64 the words "or is required under the Listing Rules" immediately after the words "is demanded";

(u) adding the following new Article immediately after Article 64:

64A. Subject to the provisions of the Ordinance and the Listing Rules, all general meetings may be held by means of video conference or by other lawful electronic means and in such manner as may be agreed by the Company in general meeting. All the provisions in these Articles as to general meetings shall, mutatis mutandis, be applicable.

(v) inserting in the 1st line of Article 65 the words "and to Article 65A" immediately after the words "attached to any shares";

(w) adding the following new Article immediately after Article 65:

65A. Where any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

(x) deleting in the 1st line of Article 67 the first word "A" and substituting therefor the words "Subject to Article 65A, a";

(y) inserting in the 2nd line of Article 74 the words ", subject to Article 65A," immediately after the words "demanding a poll and";

(z) deleting Article 85 in its entirety;

(aa) inserting in the 1st line of Article 86 the words "and affairs" immediately after the words "The business";

(ab) deleting in the 2nd line of Article 87(5)(a) the word "Companies" immediately before the word "Ordinance";

(ac) deleting in the 4th line of Article 87(5)(a) the word "Companies" immediately before the word "Ordinance";

(ad) deleting in the 3rd line of Article 87(5)(b) the word "Companies" immediately before the word "Ordinance";

(ae) inserting in the 2nd line of Article 91 the words ", or such other manner of rotation as may be required by the Listing Rules or other codes, rules and regulations as may be prescribed by the applicable regulatory authority from time to time" immediately after the words "nearest to one-third";

(af) deleting in the 1st to 2nd lines (inclusive) of Article 94(b) the words "not less than seven nor more than thirty-five days before the date appointed for holding the meeting," immediately before the words "notice executed" in the 2nd line and inserting at the end of Article 94(b) the words "The period for lodgment of the said notice shall be at least 7 days. For the purpose of calculating such notice period, it shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election of Director(s) and shall end no later than 7 days prior to the date of such meeting. Subject to and to such extent permitted by and in accordance with the Ordinance, the Listing Rules and any applicable laws, rules and regulations, nothing in this Article 94(b) shall be deemed to prevent the Company from accepting the said notice earlier than the day after the despatch of the notice of the meeting appointed for such election of Director(s).";

(ag) deleting in the 1st line of Article 99 the word "special" immediately before the word "resolution" and substituting therefor the word "ordinary" and inserting at the end of Article 99 the words "Special notice is required of a resolution to remove a Director or to appoint another person in place of a Director so removed at the meeting at which he is removed in accordance with the Ordinance.";

(ah) inserting in the 2nd line of Article 103(1) the words "or any of his associates" immediately after the words "material interest of his";

(ai) inserting in the 1st line of Article 103(2)(a) the words "or his associate (as the case

may be)" immediately after the words "that a Director";

(aj) inserting in the 4th line of Article 103(2)(a) the words "or his associate (as the case may be)" immediately after the words "that the Director";

(ak) adding the following new Article immediately after Article 105(1):

(1A) The Board or any committee of the Board may participate in a meeting of the Board of such committee by means of a conference telephone, video conference or any such lawful electronic means and in such manner as may be agreed by the Directors. All the provisions in these Articles as to Board meetings or meetings of any committee of the Board shall, mutatis mutandis, be applicable.

(al) deleting in the 1st to 3rd lines (inclusive) of Article 105(2) the words "The Board or any committee of the Board may participate in a meeting of the Board of such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting are capable of hearing each other.";

(am) deleting in the 6th line of Article 105(2) the words ", facsimile transmission, telex or telegram" immediately after the words "by telephone" and substituting therefor the words "or in the form of an electronic record (unless in the latter case, the Director to whom the notice is given has signified refusal to notice being given to him in that form),";

(an) deleting Article 111(1) in its entirety and substituting therefor the following new Article 111(1):

Save as otherwise provided by these Articles, a Director shall not vote (nor be counted in the quorum) at a meeting of the Directors on any resolution concerning a matter in which he or any of his associates has, directly or indirectly, a material interest, unless his or any of his associates' interest arises only because the case falls within one or more of the following sub-paragraphs:-

(a) the resolution relates to the giving to him or any of his associates of a security or indemnity in respect of money lent, or an obligation incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

(b) the resolution relates to the giving to a third party of a security or indemnity in respect of an obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has assumed responsibility in whole or in part whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(c) his or his associates' interest arises by virtue of his or his associates being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase;

(d) the resolution relates to a proposal or arrangement concerning the benefit of employees of the Company or any of its subsidiaries, including but without

being limited to the adoption, modification or operation of any employees' share scheme, or any share incentive or share option scheme under which the Director or any of his associate(s) may benefit, or of a pension fund, or retirement, death or disability benefits scheme which relates both to directors, his associates and employees of the Company or any of its subsidiaries and does not accord to any Director or his associate(s) as such any privilege or advantage not generally accorded to the employees to whom the fund or scheme relates;

(e) the resolution relates to a transaction or an arrangement with any other company in which he or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, provided that he and his associates are not, in aggregate, the holders of or beneficially interested in five per cent or more of the issued shares of any class of that company (or of any other company through which his interest or interest of his associate is derived) and not entitled to exercise five per cent or more of the voting rights available to members of the relevant company (and for the purpose of calculating the said percentage there shall be disregarded any shares held by the Director or his associates as bare or custodian trustee and in which the Director and his associates have no beneficial interest, and any shares comprised in any unit trust scheme in which the Director and his associates are interested only as a unit holder); and

(f) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his or their interest in shares or debentures or other securities of the Company.

(ao) inserting in the 2nd line of Article 111(2) the words "or his appointor's associates" immediately after the words "his appointor";

(ap) adding the following as a new paragraph immediately after Article 111(3):

For the purposes of this Article 111(1), "subsidiary" shall have the same meaning as defined in Rule 1.01 of the Listing Rules.

(aq) deleting in the 1st to 5th lines (inclusive) of Article 130 the words "A printed copy of the Directors' and auditors' reports accompanied by printed copies of the balance sheet and every document required by the Ordinance to be annexed to the balance sheet and profit and loss account or income and expenditure account shall, not less than twenty-one clear days before the annual general meeting before which they are to be laid, delivered or sent by post to every member and holder of debentures of the Company, and to the auditors" and substituting therefor the words "Subject to section 129G of the Ordinance and to Article 130A, a copy of the relevant financial documents or (subject to compliance with the relevant provisions of the Ordinance and Listing Rules) the summary financial report shall be sent to every Entitled Person not less than twenty-one days before the date of general meeting before which the relevant financial documents shall be laid";

(ar) adding the following new article immediately after Article 130:

130A. Where any Entitled Person ("Consenting Person") has, in accordance with

the Ordinance, the Listing Rules and any applicable laws, rules and regulations, consented or is deemed to have consented to treat the publication of the relevant financial documents and/or the summary financial report (as the case may be) on the Company's computer network (including, but not limited to, its website) to which such person may have access as discharging the Company's obligation under the Ordinance to send a copy of the relevant financial documents and/or the summary financial report (as the case may be) to such person, then the publication by the Company on its computer network (including, but not limited to, its website) of the relevant financial documents and/or the summary financial report (as the case may be) for such period as required by the Ordinance, the Listing Rules or any applicable laws, rules and regulations shall, in relation to such Consenting Person, be deemed to discharge the Company's obligations under Article 130.

(as) deleting in the 1st line of Article 131 the first word "Any" and substituting therefor the words "Subject to Article 132, any";

(at) deleting the 1st sentence of Article 132 the words "The Company may give any notice to a member either personally or by sending it by post in a prepaid envelope or wrapper addressed to the member at his registered address or by leaving it at that address." and substituting therefor the following:

Any notice or document to be given or issued by or on behalf of the Company under these Articles, including any "corporate communication" within the meaning ascribed thereto in the Listing Rules, shall be in writing (which may or may not be in a transitory form and may be recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible and legible form (including an electronic communication and publication on a computer network (including, but not limited to, a website)) whether having physical substance or not) and may be served or delivered by the Company by any of the following means subject to and to such extent permitted by and in accordance with the Ordinance, the Listing Rules and any applicable laws, rules and regulations:

(i) personally;

(ii) by sending it by post to him at his registered address as appearing in the register or at the address, within or outside Hong Kong, supplied by him to the Company for the sending of notices or documents to him;

(iii) by delivering or leaving it at such address as aforesaid;

(iv) by advertisement published in the newspapers;

(v) by transmitting it as an electronic communication to him at his electronic address as he may provide; or

(vi) by publishing it on the Company's computer network (including, but not limited to, its website), giving access to such network to him and giving to him a notice of publication of such notice or document.

(au) deleting in the 4th line of Article 134(2) the words "18 of the Disclosure of Interests immediately after the word "section" and substituting therefor the words "329 of the Securities and Futures";

(av) inserting in the 3rd line of Article 135 the words "by post" immediately after the words "shall send";

(aw) deleting in the 4th line of Article 135 the words "members by post" immediately after the words "notice to" and substituting therefor the words "those members to whom the Company is required to send a notice for convening a general meeting by post (including, but not limited to, those members who have signified their refusal to communications with the Company being sent to them in the form of an electronic record)"

(ax) deleting Article 137 in its entirety and substituting therefor the following new Article 137:

Subject to Article 132, any notice or document (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) given or issued by or on behalf of the Company:

(i) if sent by post, shall be deemed to be effected by properly addressing, prepaying and posting an envelope or a wrapper containing the notice and to have been effected on the day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong or such other place from which such notice or document (as the case may be) was posted and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice was properly prepaid, addressed and put into such post office and a certificate in writing signed by the secretary or other person appointed by the Directors that the envelope or wrapper containing the notice was so addressed and put into such post office shall be conclusive evidence thereof;

(ii) if sent by delivering or leaving it at the registered address or address supplied for the sending of notices or documents to him otherwise than by post, shall be deemed to have been served or delivered on the day it was so delivered or left;

(iii) if by advertisement, shall be deemed to have been served on the day on which the advertisement appears;

(iv) if sent as an electronic communication, shall be deemed to have been served at the time when the notice or document is transmitted electronically provided that no notification that the electronic communication has not reached its recipient has been received by the sender, except that any failure in transmission beyond the sender's control shall not invalidate the effectiveness of the notice or document being served; and

(v) if published on the Company's computer network (including, but not limited to, its website), shall be deemed to have been served on the day on which the notice or document is published on the Company's computer network (including, but not limited to, the Company's website) to which he may have access and the notice of such publication is given to such person.

(ay) adding the following new article immediately after Article 138:

138A. (1) The signature to any notice or document by the Company may be written, printed or made electronically.

(2) Subject to any applicable laws, rules and regulations, any notice or document (including but not limited to the documents referred to in Article 130 and any "corporate communication" within the meaning ascribed thereto in the Listing Rules) may be given in the English language only, in the Chinese language only or in both the English language and the Chinese language.

(az) deleting Article 141 in its entirety and substituting therefor the following new Article 141:

(1) Subject to the provisions of and so far as may be permitted by the Ordinance, the Company may indemnify any officer of the Company against all costs, charges, losses, expenses and liabilities which he may sustain or incur in or about the execution and discharge of his duties or in relation thereto including any liability incurred by him:

(i) in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted; or

(ii) in connection with any application under section 358 of the Ordinance in which relief is granted to him by the court.

(2) The Company may purchase and maintain for any officer or auditor of the Company:

(i) insurance against any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company; and

(ii) insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company.

In this Article, "related company" in relation to the Company means any company that is the Company's subsidiary or holding company or a subsidiary of the Company's holding company."

Liang Ningguang
Chairman of the meeting

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 29th February 2004

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

RECEIVED
2004 ... 25 A 9:30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

From : Guangzhou Investment Company Limited
(Name of Company)

Wong Chi Keung   Tel No. : 2116 8020
(Name of Responsible Official)

Date : 3rd March 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

✓ 1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ____________
4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	6,295,991,914	N/A	
Increase/(Decrease) during the month	2,910,000		
Balance at close of the month	6,298,901,914		

(D) Details of Movement :

* *please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.3936	5,400,000	0	0	0	5,400,000	0
2. Employee Share Option Scheme Exercise price : HK$ 0.5008	13,874,000	0	2,100,000	0	11,774,000	2,100,000
3. Employee Share Option Scheme Exercise price : HK$ 0.41	151,950,000	0	750,000	0	151,200,000	750,000
4. Employee Share Option Scheme Exercise price : HK$ 0.54	61,950,000	0	0	0	61,950,000	0
5. Employee Share Option Scheme Exercise price : HK$ 0.814	12,446,000	0	0	0	12,446,000	0
6. Employee Share Option Scheme Exercise price : HK$ 0.846	100,404,000	0	60,000	0	100,344,000	60,000
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price : HK$ ______ 2. ______ Subscription price : HK$ ______		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
______ Conversion price : HK$ ______						
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A		Issue and allotment Date :			
Placing	Price :		Issue and allotment Date :			
Bonus Issue			Issue and allotment Date :			
Scrip Dividend			Issue and allotment Date :			
Repurchase of share			Cancellation Date :			
Redemption of share			Redemption Date :			
Consideration issue	Price :		Issue and allotment Date :			
Others (please specify)	Price :		Issue and allotment Date :			
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					**2,910,000**

Remarks : ______________________

Authorised Signatory :

Name : Wong Chi Keung

Title : Executive Director & Company Secretary

Note :

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st March 2004

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

Wong Chi Keung   Tel No. : 2593 2362
(Name of Responsible Official)

Date : 8th April 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

✓ 1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	6,298,901,914	N/A	
Increase/(Decrease) during the month	902,000		
Balance at close of the month	6,299,803,914		

(D) Details of Movement :

* *please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.3936	5,400,000	0	0	0	5,400,000	0
2. Employee Share Option Scheme Exercise price : HK$ 0.5008	11,774,000	0	200,000	0	11,574,000	200,000
3. Employee Share Option Scheme Exercise price : HK$ 0.41	151,200,000	0	550,000	0	150,650,000	550,000
4. Employee Share Option Scheme Exercise price : HK$ 0.54	61,950,000	0	0	0	61,950,000	0
5. Employee Share Option Scheme Exercise price : HK$ 0.814	12,446,000	0	42,000	0	12,404,000	42,000
6. Employee Share Option Scheme Exercise price : HK$ 0.846	100,344,000	0	110,000	0	100,234,000	110,000
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price : HK$ ______ 2. ______ Subscription price : HK$ ______		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
______ Conversion price : HK$ ______						
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					902,000

Remarks : ______________________

Authorised Signatory :

Name : Wong Chi Keung

Title : Executive Director & Company Secretary

Note :

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th April 2004

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

Wong Chi Keung   Tel No. : 2593 2362
(Name of Responsible Official)

Date : 6th May 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

✓ 1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	6,299,803,914	N/A	
Increase/(Decrease) during the month	440,000		
Balance at close of the month	6,300,243,914		

(D) Details of Movement :

* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.3936	5,400,000	0	0	0	5,400,000	0
2. Employee Share Option Scheme Exercise price : HK$ 0.5008	11,574,000	0	140,000	0	11,434,000	140,000
3. Employee Share Option Scheme Exercise price : HK$ 0.41	150,650,000	0	300,000	0	150,350,000	300,000
4. Employee Share Option Scheme Exercise price : HK$ 0.54	61,950,000	0	0	0	61,950,000	0
5. Employee Share Option Scheme Exercise price : HK$ 0.814	12,404,000	0	0	0	12,404,000	0
6. Employee Share Option Scheme Exercise price : HK$ 0.846	100,234,000	0	0	0	100,234,000	0
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price : HK$ ______ 2. ______ Subscription price : HK$ ______		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
______ Conversion price : HK$ ______						
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					**440,000**

Remarks : ______________________

Authorised Signatory :

Name : Wong Chi Keung

Title : Executive Director & Company Secretary

Note :

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st May 2004

To : The Listing Division of The Stock Exchange of Hong Kong Limited

CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

Wong Chi Keung
(Name of Responsible Official)

Tel No. : 2593 2362

Date : 3rd June 2004

(A) Information on Types of Listed Equity Securities :

(please tick wherever applicable)

✓ 1. Ordinary shares :

2. Preference shares :

3. Other classes of shares : please specify : ______

4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	6,300,243,914	N/A	
Increase/(Decrease) during the month	7,404,000		
Balance at close of the month	6,307,647,914		

(D) **Details of Movement :**

** please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.3936	5,400,000	0	0	0	5,400,000	0
2. Employee Share Option Scheme Exercise price : HK$ 0.5008	11,434,000	0	0	0	11,434,000	0
3. Employee Share Option Scheme Exercise price : HK$ 0.41	150,350,000	0	7,404,000	0	142,946,000	7,404,000
4. Employee Share Option Scheme Exercise price : HK$ 0.54	61,950,000	0	0	0	61,950,000	0
5. Employee Share Option Scheme Exercise price : HK$ 0.814	12,404,000	0	0	0	12,404,000	0
6. Employee Share Option Scheme Exercise price : HK$ 0.846	100,234,000	0	0	0	100,234,000	0
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price : HK$ ______ 2. ______ Subscription price : HK$ ______		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
______ Conversion price : HK$ ______						
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A		Issue and allotment Date :			
Placing	Price :		Issue and allotment Date :			
Bonus Issue			Issue and allotment Date :			
Scrip Dividend			Issue and allotment Date :			
Repurchase of share			Cancellation Date :			
Redemption of share			Redemption Date :			
Consideration issue	Price :		Issue and allotment Date :			
Others (please specify)	Price :		Issue and allotment Date :			
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					**7,404,000**

Remarks : ______________________

Authorised Signatory :

Name : Wong Chi Keung

Title : Executive Director & Company Secretary

Note :

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th June 2004

To : The Listing Division of The Stock Exchange of Hong Kong Limited

CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

Wong Chi Keung — Tel No. : 2593 2362
(Name of Responsible Official)

Date : 8th July 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

✓ 1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	6,307,647,914	N/A	
Increase/(Decrease) during the month	14,760,000		
Balance at close of the month	6,322,407,914		

* *please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.3936	5,400,000	0	0	0	5,400,000	0
2. Employee Share Option Scheme Exercise price : HK$ 0.5008	11,434,000	0	800,000	0	10,634,000	800,000
3. Employee Share Option Scheme Exercise price : HK$ 0.41	142,946,000	0	13,960,000	0	128,986,000	13,960,000
4. Employee Share Option Scheme Exercise price : HK$ 0.54	61,950,000	0	0	0	61,950,000	0
5. Employee Share Option Scheme Exercise price : HK$ 0.814	12,404,000	0	0	0	12,404,000	0
6. Employee Share Option Scheme Exercise price : HK$ 0.846	100,234,000	0	0	0	100,234,000	0
7. Employee Share Option Scheme Exercise price : HK$ 0.63	0	320,310,000	0	0	320,310,000	0
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price : HK$ ______ 2. ______ Subscription price : HK$ ______		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
______ Conversion price : HK$ ______						
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					14,760,000

Remarks : ____________________

Authorised Signatory :

Name : Wong Chi Keung
Title : Executive Director & Company Secretary

Note :
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st July 2004

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

Wong Chi Keung   Tel No. : 2593 2362
(Name of Responsible Official)

Date : 6th August 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

✓ 1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ____
4. Warrants : please specify : ____

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	6,322,407,914	N/A	
Increase/(Decrease) during the month	4,776,000		
Balance at close of the month	6,327,183,914		

(D) Details of Movement :

* *please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.3936	5,400,000	0	0	0	5,400,000	0
2. Employee Share Option Scheme Exercise price : HK$ 0.5008	10,634,000	0	800,000	0	9,834,000	800,000
3. Employee Share Option Scheme Exercise price : HK$ 0.41	128,986,000	0	2,176,000	0	126,810,000	2,176,000
4. Employee Share Option Scheme Exercise price : HK$ 0.54	61,950,000	0	1,800,000	0	60,150,000	1,800,000
5. Employee Share Option Scheme Exercise price : HK$ 0.814	12,404,000	0	0	0	12,404,000	0
6. Employee Share Option Scheme Exercise price : HK$ 0.846	100,234,000	0	0	0	100,234,000	0
7. Employee Share Option Scheme Exercise price : HK$ 0.63	320,310,000	0	0	1,320,000 (Lapsed)	318,990,000	0
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price : HK$ ______ 2. ______ Subscription price : HK$ ______		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
______ Conversion price : HK$ ______						
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					4,776,000

Remarks : ______________

Authorised Signatory :

Name : Wong Chi Keung
Title : Executive Director & Company Secretary

Note :
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Annual Report 2003

including directors' and auditors' report

** Enclosed under I (1) above **

CR

公司註冊處
Companies Registry

秘書及董事更改通知書(委任／離任)
Notification of Change of Secretary and Director (Appointment／Cessation)

(公司條例第 158(4) 及 (4A) 條)
(Companies Ordinance s. 158(4) & (4A))

表格 Form **D2A**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 362639

RECEIVED 25 A 9:37 OFFICE OF INTERNATIONAL CORPORATE FINANCE

1 公司名稱 Company Name

Guangzhou Investment Company Limited
越秀投資有限公司

2 更改詳情 Details of Change

A. 離任秘書／董事的資料 Particulars of Secretary／Director Ceasing to Act

(如涉及超過一名秘書／董事，請用續頁A填報 Use Continuation Sheet A if more than 1 secretary／director is involved).

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(ote 7) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to: -

個人秘書／董事的姓名 Name of Individual Secretary／Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English
尹輝	Yin	Hui

(註 Note 8) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
Nil	P.3464286

或 OR

(註 Note 9) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

-

離任原因 Reason for Cessation: ☑ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(ote 10) 離任日期 Date of Cessation

日 DD	月 MM	年 YYYY
18	03	2004

(註 Note 11) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of cessation

☐ 是 Yes
☑ 否 No

(註 Note 5) 提交人的資料 Presentor's Reference

姓名 Name: Guangzhou Investment Company Limited
地址 Address: 24/F., Yue Xiu Building, 160-174 Lockhart Road, Wanchai, Hong Kong
電話 Tel: 傳真 Fax:
電郵地址 E-mail Address:
檔號 Reference: FRQ00034

請勿填寫本欄 For Official Use

收件日期 RECEIVED
22-03-2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

指明編號 1/2004 (2004年2月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **D2A**

公司編號 **Company Number**

362639

2 更改詳情 Details of Change (續上頁 cont'd)

B. 獲委任的個人秘書／董事的資料 Particulars of Individual Secretary／Director Appointed

(如委任超過一名個人秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文姓名 Name in Chinese

英文姓名 Name in English

姓氏 Surname 名字 Other Names

前用姓名 Previous Names

別名 Alias

(註 Note 13) 住址 Residential Address

國家 Country

(註 Note 14) 電郵地址 E-mail Address

(註 Note 15) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number

b 海外護照 Overseas Passport

簽發國家 Issuing Country 號碼 Number

委任日期 Date of Appointment

日 DD 月 MM 年 YYYY

(註 Note 16) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes

☐ 否 No

表格 Form **D2A**

公司編號 Company Number: 362639

2 更改詳情 Details of Change (續上頁 cont'd)

(註 Note 17) **C. 獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director Appointed**

(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 18) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

(註 Note 19) 中文名稱 Name in Chinese

(註 Note 19) 英文名稱 Name in English

(註 Note 20) 地址 Address | 國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 Date of Appointment: 日 DD / 月 MM / 年 YYYY

(註 Note 22) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☐ 否 No

本通知書包括 ______ 張續頁 A、______ 張續頁 B 及 ______ 張續頁 C。

This Notification includes 0 Continuation Sheet(s) A, 0 Continuation Sheet(s) B and 0 Continuation Sheet(s) C.

簽署 Signed: [signature]

姓名 Name: WONG Chi Keung

~~董事 Director~~／秘書 Secretary *

日期 Date: 18 / 03 / 2004
日 DD / 月 MM / 年 YYYY

請刪去不適用者 Delete whichever does not apply

CR 公司註冊處 Companies Registry

秘書及董事更改通知書(委任／離任)
Notification of Change of Secretary and Director (Appointment／Cessation)

(公司條例第 158(4) 及 (4A) 條)
(Companies Ordinance s. 158(4) & (4A))

表格 Form **D2A**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: **362639**

1 公司名稱 Company Name

Guangzhou Investment Company Limited
越秀投資有限公司

2 更改詳情 Details of Change

A. 離任秘書／董事的資料 Particulars of Secretary／Director Ceasing to Act

(如涉及超過一名秘書／董事，請用續頁 A 填報 Use Continuation Sheet A if more than 1 secretary／director is involved)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 7) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to: -

個人秘書／董事的姓名 Name of Individual Secretary／Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English
甄玉鳳	Yan	Yuk Fung

(註 Note 8) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
E721901(A)	Nil

或 OR

(註 Note 9) 法人團體秘書／董事的中文及英文名稱 Chinese and English Names of Corporate Secretary／Director

-

離任原因 Reason for Cessation: ☑ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(註 Note 10) 離任日期 Date of Cessation

日 DD	月 MM	年 YYYY
08	07	2004

(註 Note 11) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of cessation

☐ 是 Yes ☑ 否 No

(註 Note 5) **提交人的資料 Presentor's Reference**

姓名 Name: Guangzhou Investment Company Limited
地址 Address: 26/F., Yue Xiu Building,
160-174 Lockhart Road,
Wanchai, Hong Kong
電話 Tel: 傳真 Fax:
電郵地址 E-mail Address:
檔號 Reference: FRQ00410

請勿填寫本欄 For Official Use

收件日期 RECEIVED
09-07-2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **D2A**

公司編號 Company Number

362639

2 更改詳情 Details of Change (續上頁 cont'd)

B. 獲委任的個人秘書／董事的資料 Particulars of Individual Secretary／Director Appointed

(如委任超過一名個人秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) 身份 **Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

中文姓名 **Name in Chinese**

英文姓名 **Name in English**
姓氏 Surname | 名字 Other Names

前用姓名 **Previous Names**

別名 **Alias**

(註 Note 13) 住址 **Residential Address** | 國家 Country

(註 Note 14) 電郵地址 **E-mail Address**

(註 Note 15) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number

b 海外護照 Overseas Passport
簽發國家 Issuing Country | 號碼 Number

委任日期 **Date of Appointment**
日 DD | 月 MM | 年 YYYY

(註 Note 16) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 **Yes**
☐ 否 **No**

2 更改詳情 Details of Change (續上頁 cont'd)

(註 Note 17) **C. 獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director Appointed**
(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 18) 身份 **Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

(註 Note 19) 中文名稱 **Name in Chinese**

(註 Note 19) 英文名稱 **Name in English**

(註 Note 20) 地址 **Address** 國家 Country

(註 Note 21) 電郵地址 **E-mail Address**

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 **Date of Appointment**
日 DD 月 MM 年 YYYY

(註 Note 22) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment
☐ 是 Yes
☐ 否 No

本通知書包括 ______ 張續頁 A、______ 張續頁 B 及 ______ 張續頁 C。
This Notification includes 0 **Continuation Sheet(s) A,** 0 **Continuation Sheet(s) B and** 0 **Continuation Sheet(s) C.**

簽署 Signed :

姓名 Name : WONG Chi Keung 日期 Date : 08 / 07 / 2004
~~董事 Director~~／秘書 Secretary * 日 DD / 月 MM / 年 YYYY

**請刪去不適用者* Delete whichever does not apply*

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

NOTIFICATION OF PLACE OF REGISTER OF INTERESTS IN SHARES AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS

Notice pursuant to s. 336(12) of the Securities and Futures Ordinance (Cap. 571)

Form specified by the Securities and Futures Commission for use by a listed corporation giving notice of :

(i) the place where the Register of Interests in Shares and Short Positions of substantial shareholders; and
(ii) any change in that place.

Note : No notice is required to be given if the Register has at all times been kept at the listed corporation's registered office

TO THE REGISTRAR OF COMPANIES

Notification of the place where the Register of Interests in Shares and Short Positions of substantial shareholders is kept pursuant to section 336(12) of Part XV of the Securities and Futures Ordinance (Cap. 571)

Name of listed corporation	Companies Registry No.
GUANGZHOU INVESTMENT COMPANY LIMITED	362639

Take notice that the Register of Interests and Short Positions of substantial shareholders is kept at the following address :-

Take notice that the place where the Register of Interests in Shares and Short Positions of substantial shareholders is kept has changed and that it is now kept at the following address :-

26/F YUE XIU BUILDING
160-174 LOCKHART ROAD
WANCHAI HONG KONG

Authorized Signatory
Wong Chi Keung

收件日期 RECEIVED
08 -04- 2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

April 8, 2004
Dated

NOTIFICATION OF PLACE OF DIRECTORS' AND CHIEF EXECUTIVES' REGISTER OF INTERESTS AND SHORT POSITIONS

Notice pursuant to s. 352(13) of the Securities and Futures Ordinance (Cap. 571)

Form specified by the Securities and Futures Commission for use by a listed corporation giving notice of :

(i) the place where the Register of Directors' and Chief Executives' Interests and Short Positions; and
(ii) any change in that place.

Note : No notice is required to be given if the register has at all times been kept at the listed corporation's registered office

TO THE REGISTRAR OF COMPANIES

Notification of the place where the Register of Directors' and Chief Executives' Interests and Short Positions is kept pursuant to section 352(13) of Part XV of the Securities and Futures Ordinance (Cap. 571)

Name of listed corporation: GUANGZHOU INVESTMENT COMPANY LIMITED

Companies Registry No.: 3626639

Take notice that the Register of Directors' and Chief Executives' Interests and Short Positions is kept at the following address :-

Take notice that the place where the Register of Directors' and Chief Executives' Interests and Short Positions is kept has changed and that it is now kept at the following address :-

26/F YUE XIU BUILDING
160-174 LOCKHART ROAD
WANCHAI HONG KONG

Authorized Signatory
Wong Chi Keung

收件日期 RECEIVED
08 -04- 2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

April 8, 2004
Dated

公司註冊處
Companies Registry

Annual Return

(公司條例第107(1)條)
(Companies Ordinance s. 107(1))

表格 Form AR1

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

362639

1 公司名稱 Company Name

Guangzhou Investment Company Limited
越秀投資有限公司

(註 Note 8) 2 商業名稱 Business Name

N/A

RECEIVED
2004 JUL 25 A 9:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

3 公司類別 Type of Company

請在有關空格內加 ✓ 號 Please tick the relevant box

☐ 有股本的私人公司 Private Company having a share capital

☑ 其他 Others

4 本申報表日期 Date of this Return

本申報表列載公司截至右列日期爲止的資料
The information in this Return is made up to

02	06	2004
日 DD	月 MM	年 YYYY

(如屬有股本的私人公司，本申報表應列載截至公司成立爲法團的周年日期的資料。如屬其他公司，所列載的資料則應截至公司周年大會日期或以代替周年大會的書面決議的日期爲止。
For a private company having a share capital, the information in this Return should be made up to the anniversary of the date of incorporation. For other companies, the information should be made up to the date of the annual general meeting (AGM) or the date of written resolution passed in lieu of AGM.)

(註 Note 9) 5 註冊辦事處地址 Address of Registered Office

24/F., Yue Xiu Building, 160-174 Lockhart Road, Wanchai, Hong Kong

(註 Note 10) 6 電郵地址 E-mail Address

(註 Note 3) 提交人的資料 Presentor's Reference

姓名 Name: Guangzhou Investment Company Limited
地址 Address: 26/F., Yue Xiu Building,
160-174 Lockhart Road,
Wanchai, Hong Kong
電話 Tel: 傳真 Fax:
電郵地址 E-mail Address:
檔號 Reference: FRQ00336

請勿填寫本欄 For Official Use

Your Receipt
Companies Registry
H.K.

09/07/2004 AA234058
CR No. : -362639-
Sh. Form : AR1L
27 $140.00
---------- ---------------
TOTAL(CSH) $140.00
===============

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

7 按揭及押記 **Mortgages and Charges**

截至本申報表日期，所有須根據《公司條例》第 80 及第 82 條規定向公司註冊處處長登記的按揭及押記的未償還總額

Total Amount outstanding as of the Date of this Return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to sections 80 and 82 of the Companies Ordinance

HK$2,362,209,072.98

(註 Note 11) 8 無股本公司的成員數目 **Number of Member(s) of a Company Not Having a Share Capital**

(有股本的公司毋須填報此項 Company having a share capital need not complete this section)

截至本申報表日期的成員數目
Number of member(s) as at the Date of this Return: -

(註 Note 12) 9 股本 **Share Capital**

(無股本的公司毋須填報第 9 及第 10 項 Company not having a share capital need not complete sections 9 & 10)

	截至本申報表日期 As at the Date of this Return				
	法定股本 Authorized Share Capital	已發行股本 Issued Share Capital			
股份類別 Class of Shares	總面值 ***Total*** Nominal Value †	已發行股份數目 Number of Shares Issued (a)	每股已發行股份的面值 Nominal Value of Each Share Issued † (b)	已發行股份的總面值 ***Total*** Nominal Value of Shares Issued † (a) x (b)	已發行股份的已繳股款總值 (不包括溢價) ***Total*** Paid up Value of Shares Issued † (excluding premium)
Ordinary	**HKD1,000,000,000.00**	**6,307,647,914**	**HKD0.10**	**HKD630,764,791.40**	**HKD630,764,791.40**
總值 **Total**	**HKD1,000,000,000.00**	**6,307,647,914**		**HKD630,764,791.40**	**HKD630,764,791.40**

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

(註 Note 13) **10 有股本公司的成員詳情 Details of Member(s) of a Company Having a Share Capital**
(如未能盡錄於下列表格內，請用續頁 A 填報 Use Continuation Sheet A if there is insufficient space)

截至本申報表日期的成員詳情 Details of Member(s) as at the Date of this Return

股份類別 Class of Shares: **Ordinary**

如公司的股份自上一份周年申報表日期以來(如屬首份周年申報表，則自公司成立爲法團以來)有任何轉讓，有關詳情亦請一併填報；股份受讓人的姓名／名稱請在「備註」一欄註明。
If there have been any transfers of the company's shares since the date of the last Annual Return (or since incorporation if this is the first Annual Return), please also provide details of the transfers; the name of the transferee should be stated in the 'Remarks' column.

姓名／名稱 Name	地址 Address	股份 Shares			備註 Remarks
		現時持有量 Current Holding	轉讓 Transferred		
			數目 Number	日期 Date	
Please refer to the attached Shareholders' List.					
	總數 Total				

11 秘書 Secretary

A. 個人秘書 Individual Secretary

(如超過一名個人秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 individual secretary)

中文姓名 Name in Chinese	黃之強
英文姓名 Name in English	姓氏 Surname: Wong; 名字 Other Names: Chi Keung
前用姓名 Previous Names	-
別名 Alias	-
(註 Note 14) 香港住址 Hong Kong Residential Address	Flat A, 20/F., Melody Court, 2C-D Kam Hong Street, North Point, Hong Kong
(註 Note 15) 電郵地址 E-mail Address	-

(註 Note 16) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number	D142432(8)	
b 海外護照 Overseas Passport	簽發國家 Issuing Country: -	號碼 Number: Nil

B. 法人團體秘書 Corporate Secretary

(如超過一名法人團體秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 corporate secretary)

(註 Note 17) 中文名稱 Name in Chinese	
(註 Note 17) 英文名稱 Name in English	
(註 Note 18) 香港地址 Hong Kong Address	
(註 Note 15) 電郵地址 E-mail Address	
公司編號 Company Number *(只適用於在香港註冊的法人團體) (Only applicable to body corporate registered in Hong Kong)*	

12 董事 Director

A. 個人董事 Individual Director

(如超過兩名個人董事，請用續頁 C 填報 Use Continuation Sheet C if more than 2 individual directors)

(註 Note 19) 1 身份 Capacity

√ 董事 Director	候補董事 Alternate Director	代替 Alternate to: -

中文姓名 Name in Chinese	區秉昌
英文姓名 Name in English	姓氏 Surname: Ou; 名字 Other Names: Bingchang
前用姓名 Previous Names	-
別名 Alias	-
(註 Note 20) 住址 Residential Address	19B, Linway Court, 69-71 Stone Nullah Street, Wanchai, Hong Kong; 國家 Country:
(註 Note 21) 電郵地址 E-mail Address	-

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: R179346(1)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	Nil

12 董事 Director (續上頁 cont'd)

(註 Note 19) 2 身份 Capacity

√	董事 Director
☐	候補董事 Alternate Director
代替 Alternate to	-

中文姓名 Name in Chinese	陳 光 松

	姓氏 Surname	名字 Other Names
英文姓名 Name in English	Chen	Guangsong

前用姓名 Previous Names	-
別名 Alias	-

(註 Note 20) 住址 Residential Address

Address	國家 Country
11B, Linway Court, 69-71 Stone Nullah Street, Wanchai, Hong Kong	

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: R104588(0)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	Nil

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

12 董事 Director (續上頁 cont'd)

B. 法人團體董事 Corporate Director

(如超過兩名法人團體董事，請用續頁 D 填報 Use Continuation Sheet D if more than 2 corporate directors)

(註 Note 19) 1 身份 Capacity
☐ 董事 Director
☐ 候補董事 Alternate Director
代替 Alternate to

中文名稱 Name in Chinese

英文名稱 Name in English

(註 Note 23) 地址 Address
國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 19) 2 身份 Capacity
☐ 董事 Director
☐ 候補董事 Alternate Director
代替 Alternate to

中文名稱 Name in Chinese

英文名稱 Name in English

(註 Note 23) 地址 Address
國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

12 董事 Director (續上頁 cont'd)

C. 備任董事 Reserve Director

(只適用於只有一名成員而該成員同時亦是唯一董事的私人公司 Only applicable to a private company with only one member who is also the sole director of the company)

中文姓名
Name in Chinese

英文姓名
Name in English

姓氏 Surname | 名字 Other Names

前用姓名
Previous Names

別名
Alias

(註 Note 20) 住址
Residential Address

國家 Country

(註 Note 21) 電郵地址
E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼
Hong Kong Identity Card Number

b 海外護照
Overseas Passport

簽發國家 Issuing Country | 號碼 Number

表格 Form **AR1**

公司編號 Company Number

362639

13 登記冊 Registers

公司備存下列登記冊的地址(如並非備存於第 5 項的註冊辦事處內)
Address where the following registers of the company are kept (if not kept at the Registered Office in Section 5)

登記冊 Register		地址 Address
a	成員登記冊 Register of Members	G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong
b	債權證持有人登記冊 *(如有的話)* Register of Debenture Holders *(if any)*	N/A

(註 Note 24) **14** 隨表提交的帳目所涵蓋的會計結算始末日期
Period Covered by Accounts Submitted with this Form
(私人公司毋須填報此項 A private company need not complete this section)

日 DD	月 MM	年 YYYY	至 To	日 DD	月 MM	年 YYYY
01	01	2003		31	12	2003

15 證明書 Certificate

(此項證明只適用於私人公司。如不適用，請刪去此項。)
(This Certificate should only be completed in respect of a private company. If not applicable, please delete.)

~~本人證明公司自上一份周年申報表日期以來(如屬首份周年申報表，則自成立爲法團以來)，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證；同時如成員數目於本申報表日期超過五十，則所超出的成員，全是根據《公司條例》第 29(1)(b)條不須計算入該五十名額內的人士。~~
~~I certify that the company has not, since the date of the last Annual Return (or since incorporation if this is the first Annual Return), issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 as at the Date of this Return, the excess are persons who under section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~

本申報表包括 ______ 張續頁 A、______ 張續頁 B、______ 張續頁 C 及 ______ 張續頁 D。
This Return includes 0 Continuation Sheet(s) A, 0 Continuation Sheet(s) B, 8 Continuation Sheet(s) C and 0 Continuation Sheet(s) D.

簽署 Signed :

姓名 Name : XIAO Boyan
董事 Director／~~秘書 Secretary~~ *

日期 Date : 02 / 06 / 2004
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
02	06	2004

公司編號 Company Number: 362639

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: [√] 董事 Director; [ ] 候補董事 Alternate Director; 代替 Alternate to: -

中文姓名 Name in Chinese: 李 飛

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Li	Fei

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address:

Room C, 24th-25th Floor,
No. 129 Ti Yu Xi Road,
Guangzhou

國家 Country: China

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: Nil

b 海外護照 Overseas Passport:

簽發國家 Issuing Country	號碼 Number
China	150262339

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

02	06	2004
日 DD	月 MM	年 YYYY

公司編號 Company Number

362639

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

√ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: 梁 凝 光

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Liang	Ningguang

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address:

11A, Block 3, City Garden,
233 Electric Road,
North Point, Hong Kong

國家 Country:

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: K940772(3)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	Nil

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

02	06	2004
日 DD	月 MM	年 YYYY

公司編號 Company Number

362639

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: √ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to: -

中文姓名 Name in Chinese: 肖 博 彥

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Xiao	Boyan

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address:
15B, Linway Court,
69-71 Stone Nullah Street,
Wanchai, Hong Kong
國家 Country:

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: P787157(4)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	Nil

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
02	06	2004

公司編號 Company Number

362639

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: √ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to: -

中文姓名 Name in Chinese: 梁 毅

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Liang	Yi

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address:
14B, Linway Court,
69-71 Stone Nullah Street,
Wanchai, Hong Kong
國家 Country:

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: R040650(2)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	Nil

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

02	06	2004
日 DD	月 MM	年 YYYY

公司編號 Company Number

362639

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

√ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: 黃之強

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Wong	Chi Keung

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address

Flat A, 20/F., Melody Court,
2C-D Kam Hong Street,
North Point, Hong Kong

國家 Country:

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D142432(8)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	Nil

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

02	06	2004
日 DD	月 MM	年 YYYY

公司編號 Company Number

362639

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

√ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: 甄 玉 鳳

英文姓名 Name in English

Yan	Yuk Fung
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address

Flat 2702, Block B, Hong Pak Court,
Pik Wan Road, Kowloon, Hong Kong

國家 Country

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E721901(A)

b 海外護照 Overseas Passport

-	Nil
簽發國家 Issuing Country	號碼 Number

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

02	06	2004
日 DD	月 MM	年 YYYY

公司編號 Company Number: 362639

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: √ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to: -

中文姓名 Name in Chinese: 余立發

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Yu	Lup Fat, Joseph

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address:
5/F Block 48,
Baquio Villa,
555 Victoria Road,
Pokfulam, Hong Kong
國家 Country:

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A751551(3)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	Nil

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

02	06	2004
日 DD	月 MM	年 YYYY

公司編號 Company Number

362639

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

√ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: -

中文姓名 Name in Chinese: 李家麟

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Lee	Ka Lun

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address:

19C, Block 1, Illumination Terrace,
5-7 Tai Hang Road, Hong Kong

國家 Country:

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E615577(8)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	Nil

Form 表格 SC1

Return of Allotments
股份分配申報表

Companies Registry
公司註冊處

RECEIVED
2004 AUG 25 A 9:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Number 公司編號: 362639

1 **Company Name** 公司名稱

Guangzhou Investment Company Limited
越 秀 投 資 有 限 公 司

2 **Date(s) of Allotment** 分配日期 (Note 註 2)

06 (DD 日) 02 (MM 月) 2004 (YYYY 年) to 至 25 (DD 日) 02 (MM 月) 2004 (YYYY 年)

3 **Totals of this Allotment** 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 291,000.0

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 1,118,940.0

4 **Cumulative Total of Paid-up Capital** (Including this Allotment)
累積繳足股款總額 (包括此分配) $ 629,890,191.4

5 **Shares Allotted for Cash** 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	60,000	HK$0.10	HK$0.8460	-	HK$0.7460	HK$44,760.0
Ordinary	2,100,000	HK$0.10	HK$0.5008	-	HK$0.4008	HK$841,680.0
Ordinary	750,000	HK$0.10	HK$0.4100	-	HK$0.3100	HK$232,500.0

Presenter's Name and Address
提交人的姓名及地址

Guangzhou Investment Company Limited
24/F Yue Xiu Building
160-174 Lockhart Road
Wanchai Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

03/03/2004 CC536492
CR No. : -362639-
Sh. Form : SC1
08 $1,119.00

TOTAL(CHQ) $1,119.00

Return of Allotments

股份分配申報表

Company Number 公司編號

362639

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
-					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
Xie Xiaoshan	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	60,000		
Wang Wei	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	1,000,000		
Cheung Fei Yuet	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	750,000		
Gao Yuan	23/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	700,000		
Lan Dachao	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	300,000		

Return of Allotments

Company Number 公司編號

股份分配申報表

362639

Continuation Sheet no. 1 to Form SC1

7 **Details of Allottees** 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
Cheung Cheuk	24/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	50,000		
Ho Wing Keung	24/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	50,000		
	Total Shares Allotted by Class 各類股份分配總額	2,910,000		

Signed 簽名 :

(Name 姓名) : (Wong Chi Keung) Date 日期 : 26th February, 2004

~~Director 董事~~ / Secretary 秘書 *

**Delete whichever does not apply 請刪去不適用者*

股份分配申報表
Return of Allotments
(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

公司註冊處
Companies Registry

表格 Form **SC1**

重要事項 Important Notes
- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number
362639

1 公司名稱 Company Name

Guangzhou Investment Company Limited
越秀投資有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	03	03	2004
至 To	16	03	2004

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	90,200.0
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	362,708.0

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	629,980,391.4

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Guangzhou Investment Company Limited

地址 Address: 24/F., Yue Xiu Building,
160-174 Lockhart Road,
Wanchai, Hong Kong

電話 Tel: 傳真 Fax:

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

Your Receipt
Companies Registry
H.K.

25/03/2004 KK011501
CR No. : -362639-
Sh. Form : SC1
08 $363.00
---------- ---------------
TOTAL(CHQ) $363.00
===============

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number: 362639

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	110,000	HK$0.10	HK$0.8460	-	HK$0.7460	HK$82,060.0
Ordinary	42,000	HK$0.10	HK$0.8140	-	HK$0.7140	HK$29,988.0
Ordinary	200,000	HK$0.10	HK$0.5008	-	HK$0.4008	HK$80,160.0
Ordinary	550,000	HK$0.10	HK$0.4100	-	HK$0.3100	HK$170,500.0

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
-						

(註 Note 10) 分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
Yang Jian	26/F Yue Xiu Bldg 160-174 Lockhart Rd Wanchai Hong Kong	62,000	
Lam Siu Kwan	Flat 06 12/F Blk D Healthy Gardens 560 King's Road Hong Kong	100,000	
Chan Ka Wai Carrie	Site 2 Blk 2 7H Whampoa Garden Hung Hom Kowloon	250,000	
Lu Kai	c/o 26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	42,000	
Kong Xiaoling	26/F Yue Xiu Bldg 160-174 Lockhart Road Wanchai Hong Kong	48,000	
Siu Kit	1/FL Flat F Fu Dat Court #32 Fortress Hill Road North Point Hong Kong	100,000	
Ruan Xiongbiao	25/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	300,000	
	各類別股份分配的總數 Total Shares Allotted by Class	902,000	

簽署 Signed :

姓名 Name : Wong Chi Keung

~~董事 Director~~／秘書 Secretary *

日期 Date : 23 / 03 / 2004
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CR

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

RECEIVED
2004 AUG 25 A 9:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

362639

1 公司名稱 Company Name

Guangzhou Investment Company Limited
越秀投資有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	19	04	2004
至 To	29	04	2004

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	44,000.0
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	149,112.0

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	630,024,391.4

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Guangzhou Investment Company Limited

地址 Address: 24/F., Yue Xiu Building,
160-174 Lockhart Road,
Wanchai, Hong Kong

電話 Tel: 傳真 Fax:

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

Your Receipt
Companies Registry
H.K.

07/05/2004	EE531792
CR No. :	-362639-
Sh. Form :	SC1
08	$150.00
TOTAL(CSH)	$150.00

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	140,000	HK$0.10	HK$0.5008	-	HK$0.4008	HK$56,112.0
Ordinary	300,000	HK$0.10	HK$0.4100	-	HK$0.3100	HK$93,000.0

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
-						

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form SC1

362639

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
Peng Yiying	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	140,000	
Choi Kwong	24/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	300,000	
	各類別股份分配的總數 Total Shares Allotted by Class	440,000	

簽署 Signed :

姓名 Name : Wong Chi Keung

~~董事 Director~~／秘書 Secretary*

日期 Date : 05 / 05 / 2004

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

CR

股份分配申報表
Return of Allotments
(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

公司註冊處
Companies Registry

RECEIVED
2004 AUG 25 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

重要事項 Important Notes
- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number
362639

1 公司名稱 **Company Name**

Guangzhou Investment Company Limited
越秀投資有限公司

(註 Note 7) 2 分配股份的日期或始末日期 **Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	06	05	2004
至 To	24	05	2004

3 本次股份分配的總款額 **Totals of this Allotment**

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的*總*面額 Total Nominal Amount Paid and Payable	HK$	740,400.0
已繳及應繳的溢價*總*額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	2,295,240.0

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	630,764,791.4

(註 Note 3) 提交人的資料 **Presentor's Reference**

姓名 Name: Guangzhou Investment Company Limited

地址 Address: 24/F., Yue Xiu Building,
160-174 Lockhart Road,
Wanchai, Hong Kong

電話 Tel: 傳真 Fax:

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 **For Official Use**

Your Receipt
Companies Registry
H.K.

03/06/2004 EE536323
CR No. : -362639-
Sh. Form : SC1
08 $2,296.00
TOTAL(CHQ) $2,296.00

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

362639

5 本次股份分配的詳情 **Details of this Allotment**

A. 現金支付的分配股份 **Shares Allotted for Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	7,404,000	HK$0.10	HK$0.4100	-	HK$0.3100	HK$2,295,240

(註 Note 9) B. 非現金支付的分配股份 **Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
-						

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

362639

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
Wong Yan Kit	Flat B 16/F Mainway Court 16-33 Kwong Wah Street Mongkok Kowloon	100,000	
Tso Mei Yi	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	300,000	
Tsang Chiu Ho	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	240,000	
Chan Wong Wai Ha	26-27 Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	44,000	
Yang Laoguang	Flat D 3/F Blk 3 Phoenix Court 39 Kennedy Road Central Hong Kong	900,000	
Cheung Fei Yuet	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	750,000	
Dong Huiyan	25/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	1,200,000	
Deng Run Rong	Flat 7D Hoi King Mansion 26 Yuet Wah St Kwun Tong Kowloon	300,000	
Gong Guangshu	Flat C 9/F Moonway Mans 48 Yuet Wah St Kwun Tong Kowloon	240,000	
Lam Siu Kwan	Flat 06 14/F Blk D Healthy Gardens 560 King's Road Hong Kong	250,000	
Cheng Hui	21 Tung Yuen Street Yau Tong Bay Kowloon	240,000	

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class 類別 Class	 類別 Class
		Ordinary	
Ruan Xiongbiao	25/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	1,610,000	
Tse Shi Chu	28/F Seabright Plaza Nos 9-23 Shell Street North Point Hong Kong	240,000	
Lao Zhuoqun	25/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	990,000	
	各類別股份分配的總數 Total Shares Allotted by Class	7,404,000	

簽署 Signed :

姓名 Name : Wong Chi Keung

~~董事 Director~~／秘書 Secretary *

日期 Date : 31 / 05 / 2004

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

股份分配申報表

Return of Allotments

公司註冊處
Companies Registry

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

RECEIVED
25 A 9:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

362639

1 公司名稱 Company Name

Guangzhou Investment Company Limited
越秀投資有限公司

(註 Note 7) 2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

	日 DD	月 MM	年 YYYY
由 From	03	06	2004
至 To	17	06	2004

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	1,321,000.0
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	4,167,740.0

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	632,085,791.4

(註 Note 3) 提交人的資料 **Presentor's Reference**

姓名 Name: Guangzhou Investment Company Limited

地址 Address: 24/F., Yue Xiu Building,
160-174 Lockhart Road,
Wanchai, Hong Kong

電話 Tel: 傳真 Fax:

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 **For Official Use**

Your Receipt
Companies Registry
H.K.

28/06/2004 00558638
CR No. : -362639-
Sh. Form : SC1
08 $4,168.00
TOTAL(CHQ) $4,168.00

表格 Form **SC1**

公司編號 Company Number: 362639

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	12,410,000	HK$0.10	HK$0.4100	-	HK$0.3100	HK$3,847,100
Ordinary	800,000	HK$0.10	HK$0.5008	-	HK$0.4008	HK$320,640

(註 Note 9) B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
-						

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class 類別 Class Ordinary	類別 Class
Ou Junming	25/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	300,000	
Wu Ying	23/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	900,000	
Su Manhong	39/106 Mu7 Soi Sukhumuit 105 (Lasal) Sukhumuit Road Bangna Bangkok 10260 Thailand	900,000	
Yuen Chi Keung	Flat 8 1/F Fu Cheung House On Ning Road Yuen Long N. T.	240,000	
Xie Bin	25/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	150,000	
He Liwei	23/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	2,100,000	
Wang Hongtao	23/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	900,000	
Xie Jie Lin	Flat A 20/F Block 2 15 Hoi Kwong St Quarry Bay Hong Kong	240,000	
Liu Jinxiang	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	2,700,000	
Chiu Suk Woon	Flat F 21/F Block 2 Koway Court 111 Chai Wan Road Chai Wan Hong Kong	300,000	
Yan Yuk Fung	24/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	800,000	

表格 Form **SC1**

公司編號 Company Number: 362639

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
Li Feng	25/F Yue Xiu Building 160 Lockhart Road Wanchai Hong Kong	240,000	
Fung Po Ping	Flat C 15/F Block 2 Lai Yee Crt Shau Kei Wan Plaza Shau Kei Wan Hong Kong	240,000	
Lam Siu Kwan	Flat 06 12/F Blk D Healthy Gardens 560 King's Road Hong Kong	100,000	
Lo Tin Shun	23/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	300,000	
Wang Yongguang	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	1,900,000	
Ou Zhaohe	23/F Yue Xiu Building 160 Lockhart Road Wanchai Hong Kong	900,000	
	各類別股份分配的總數 Total Shares Allotted by Class	13,210,000	

簽署 Signed :

姓名 Name : Wong Chi Keung

~~董事 Director~~／秘書 Secretary *

日期 Date : 23 / 06 / 2004
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

公司註冊處
Companies Registry

Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

362639

1 公司名稱 **Company Name**

Guangzhou Investment Company Limited
越 秀 投 資 有 限 公 司

(註 Note 7) 2 分配股份的日期或始末日期 **Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	24	06	2004
至 To	30	06	2004

3 本次股份分配的總款額 **Totals of this Allotment**

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的*總*面額 Total Nominal Amount Paid and Payable	HK$	155,000.0
已繳及應繳的溢價*總*額 [第 5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	480,500.0

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	632,240,791.4

(註 Note 3) 提交人的資料 **Presentor's Reference**

姓名 Name: Guangzhou Investment Company Limited

地址 Address: 26/F., Yue Xiu Building,
160-174 Lockhart Road,
Wanchai, Hong Kong

電話 Tel: 傳真 Fax:

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 **For Official Use**

Your Receipt
Companies Registry
H.K.

09/07/2004 AA234061
CR No. : -362639-
Sh. Form : SC1
08 $481.00
---------- --------------
TOTAL(CHQ) $481.00
==============

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number: 362639

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	1,550,000	HK$0.10	HK$0.4100	-	HK$0.3100	HK$480,500

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
-						

(註 Note 10)

分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number

362639

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
He Yongliang	28/F Seabright Plaza No 9-23 Shell Street North Point Hong Kong	450,000	
Li Ying	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	750,000	
Mak Ngai Hong	Room 1102 Block A Ming Wah Building Shau Kei Wan Hong Kong	50,000	
Lam Wai	Flat B 8/F Yen May Building 11-21 Swatow Street Wanchai Hong Kong	300,000	
	各類別股份分配的總數 Total Shares Allotted by Class	1,550,000	

簽署 Signed :

姓名 Name : Wong Chi Keung

~~董事 Director~~／秘書 Secretary *

日期 Date : 08 / 07 / 2004

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

股份分配申報表
Return of Allotments
(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form SC1

公司註冊處
Companies Registry

重要事項 Important Notes
- 填表前請參閱《填表須知》。
請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
Please print in black ink.

公司編號 Company Number
362639

1 公司名稱 Company Name

Guangzhou Investment Company Limited
越秀投資有限公司

註 Note 7) 2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted

	日 DD	月 MM	年 YYYY
由 From	09	07	2004
至 To	26	07	2004

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	477,600.0
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	1,787,200.0

4 公司自成立為法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	632,718,391.4

註 Note 3) 提交人的資料 Presentor's Reference

姓名 Name: Guangzhou investment Company Limited

地址 Address: 26/F., Yue Xiu Building,
160-174 Lockhart Road,
Wanchai, Hong Kong

電話 Tel: 傳真 Fax:

電郵地址 E-mail Address:

檔號 Reference:

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

請勿填寫本欄 For Official Use

Your Receipt
Companies Registry
H.K.

05/08/2004 CC570460
CR No. : -362639-
Sh. Form : SC1
08 $1,788.00
---------- ---------------
TOTAL(CHQ) $1,788.00
==============

表格 Form **SC1**

公司編號 Company Number: 362639

5 本次股份分配的詳情 **Details of this Allotment**

A. 現金支付的分配股份 **Shares Allotted for Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium) 已繳付 Paid	應繳付 Payable	*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
Ordinary	2,176,000	HK$0.10	HK$0.4100	-	HK$0.3100	HK$674,560
Ordinary	800,000	HK$0.10	HK$0.5008	-	HK$0.4008	HK$320,640
Ordinary	1,800,000	HK$0.10	HK$0.5400	-	HK$0.4400	HK$792,000

(註 Note 9) B. 非現金支付的分配股份 **Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium) 已繳付 Paid	應繳付 Payable	*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
-						

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **SC1**

公司編號 Company Number: 362639

6 獲分配股份者的詳情 **Details of Allottee(s)**

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class — 類別 Class: Ordinary	類別 Class
Un Kwok Kee John	5/F 72 Pan Hoi Street Quarry Bay Hong Kong	240,000	
Zhou Jianxin	D3 Block 3 39 Kennedy Road Wanchai Hong Kong	100,000	
Zheng Mingchu	c/o 26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	800,000	
Wu Yuefeng	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	1,200,000	
Chan Wai Yee	Flat 905 Tsui Lok House Tsui Ping Estate Kwun Tong Kowloon	140,000	
Mak Man Lee	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	46,000	
Zhan Kecheng	15F Sun Shing Mansion 27-39 Queen's Road West Hong Kong	450,000	
Yan Yuk Fung	2702 Blk B Hong Pak Court Pik Wan Rd Lam Tin Kowloon	1,800,000	
	各類別股份分配的總數 Total Shares Allotted by Class	4,776,000	

簽署 Signed :

姓名 Name : Wong Chi Keung

~~董事 Director~~／秘書 Secretary *

日期 Date : 30 / 07 / 2004
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

The Standard Friday, March 19, 2004

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)

Resignation of Director

The Board of Directors of Guangzhou Investment Company Limited (the "Company") announces that Mr. Yin Hui resigned as Director of the Company with effect from 18th March 2004.

We would like to express our thanks to Mr. Yin for his valuable contributions to the Company during his tenure of service.

By order of the Board
Wong Chi Keung
Company Secretary

Hong Kong, 18th March 2004

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Stock Code: 123)

(Incorporated in Hong Kong with limited liability)

Announcement of 2003 Results

RESULTS

The directors of Guangzhou Investment Company Limited (the "Company") are pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st December 2003 as follows:—

	Note	2003 HK$'000	As restated (Note 1) 2002 HK$'000
Turnover	2	3,901,803	3,225,473
Cost of sales		(2,735,667)	(2,251,555)
Gross profit		1,166,136	973,918
Other revenues		31,549	19,110
Selling and distribution expenses		(127,154)	(148,420)
General and administrative expenses		(414,033)	(521,909)
Loss on deemed disposal of certain interests in a subsidiary		(94,942)	(7,773)
Operating profit before write-down of properties, provision for impairment and revaluation surplus/(deficit)		561,556	314,926
Write-down of properties to net realisable value		(5,805)	(542,160)
Provision for impairment of			
— fixed assets		—	(52,974)
— other investments		—	(56,052)
Revaluation surplus/(deficit) on investment properties		165,840	(240,550)
Profit/(loss) from operation	3	721,591	(576,810)
Finance costs		(224,733)	(185,986)
Share of profits less losses of			
— jointly controlled entities		(49,693)	(25,709)
— associated companies		181,767	100,159
Provision for impairment of interest in a jointly controlled entity		—	(111,655)
Profit/(loss) before taxation		628,932	(800,001)
Taxation	4	(114,599)	2,316
Profit/(loss) after taxation		514,333	(797,685)
Minority interests		(213,680)	(162,545)
Profit/(loss) attributable to shareholders		300,653	(960,230)
Dividends	5	117,540	—
Earnings/(loss) per share	6		
— Basic		4.89 cents	(23.90 cents)
— Fully diluted		4.83 cents	N/A

Notes:

1 **Basis of preparation and accounting policies**

These audited consolidated accounts are prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA").

In the current year, the Group adopted Statement of Standard Accounting Practice ("SSAP") SSAP 35 "Government Grants and Disclosure of Government Assistance" and SSAP 12 (revised) "Income Taxes" issued by the HKSA which are effective for accounting periods commencing on or after 1st July 2002 and 1st January 2003, respectively.

In the current year, the Group has changed its amortisation/depreciation policy on the tangible infrastructures, intangible operating rights and goodwill relating to the operation of toll highways and bridges. Previously, tangible infrastructure, intangible operating rights and goodwill relating to the operation of toll highways and bridges were amortised/depreciated using the sinking fund method. Under the new amortisation/depreciation policy, tangible infrastructures of toll highways and bridges are depreciated on a units-of-usage basis while intangible operating rights and goodwill relating to the operation of toll highways and bridges are amortised on a straight-line basis. The current accounting policy is adopted as it is considered more appropriate to reflect the performance of the Group in line with industry practice.

The changes to the Group's accounting policies and the effect of adopting these new policies are set out below:

	Negative goodwill HK$'000	Minority interests HK$'000	Retained earnings HK$'000
At 1st January 2003, as previously reported	(3,823,375)	4,064,961	602,882
Effect of changes in accounting policies			
- amortisation	—	(30,207)	(12,778)
- deferred taxation *(note (i))*	3,148,419	(227,403)	(293,720)

	Toll operations 2003 HK$'000	Toll operations As restated 2002 HK$'000	Properties 2003 HK$'000	Properties As restated 2002 HK$'000	Paper 2003 HK$'000	Paper 2002 HK$'000	(Discontinued operation) Cement 2003 HK$'000	(Discontinued operation) Cement 2002 HK$'000	Other operations 2003 HK$'000	Other operations 2002 HK$'000	Group 2003 HK$'000	Group As restated 2002 HK$'000
Provision for a jointly controlled entity and an associated company	—	—	—	—	—	(111,655)	—	—	—	—	—	(111,655)
Profit/(loss) before taxation											628,932	(800,001)
Taxation											(114,599)	2,316
Profit/(loss) after taxation											514,333	(797,685)
Minority interests											(213,680)	(162,545)
Profit/(loss) attributable to shareholders											300,653	(960,230)

Secondary reporting format - geographical segments

	Turnover 2003 HK$'000	Turnover 2002 HK$'000
Hong Kong	180,674	409,560
China	3,718,369	2,812,908
Overseas	2,760	3,005
	3,901,803	3,225,473

3 **Profit/(loss) from operation**

Profit/(loss) from operation is stated after charging the following:

	2003 HK$'000	As restated 2002 HK$'000
Depreciation and amortisation	184,280	273,714
Cost of inventories sold	2,481,689	2,021,094
Loss on disposal of other investments	1,059	—

4 **Taxation**

(a) Hong Kong profits tax has been provided at the rate of 17.5 per cent (2002: 16 per cent) on the estimated assessable profit for the year. In 2003, the government enacted a change in the profit tax rate from 16 per cent to 17.5 per cent for the fiscal year 2003/2004.

(b) China enterprise income taxation is provided on the profits of the Group's subsidiaries, associated companies and jointly controlled entities in China in accordance with the Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises ("China Tax Law") at 18 per cent to 33 per cent. Under the China Tax Law, certain of the Group's subsidiaries, associated companies and jointly controlled entities in China are entitled to an income tax holiday for two to five years from its first profit making year following by a 50 per cent reduction in income tax for the next three to five years.

(c) China land appreciation tax is levied at progressive rates ranging from 30 per cent to 60 per cent on the appreciation of land value, being the proceeds of sales of properties less deductible expenditures including costs of land and development and construction expenditures.

(d) The amount of taxation charged/(credited) to the consolidated profit and loss account represents:

	2003 HK$'000	As restated 2002 HK$'000
Company and subsidiaries		
Current taxation		
Hong Kong profits tax	1,627	5,489
China enterprise income tax	78,974	61,877
China land appreciation tax	42,544	—
Overprovision in prior years	(6,051)	(498)
Deferred taxation relating to the reversal of temporary differences	(30,949)	(81,986)
Deferred taxation resulting from an increase in tax rate	(1,019)	—
	85,126	(15,118)
Share of taxation attributable to		
Jointly controlled entities	5,877	10,655
Associated companies	23,596	2,147

Taxation charged/(credited)

responses for new projects have been encouraging. Over 70 per cent of the urban projects, about 80 per cent of the completed projects and nearly 50 per cent of suburb projects were sold this year. In 2003, the property market of Hong Kong also started to recover. The Group sold the non-core residential site at Queen's Road West, with a site area of approximately 584 sq. meters.

Moreover, upon completion of Fortune Plaza, Victory Plaza and Creative Plaza, the rented area of properties in 2003 also increased sharply to 450,000 sq. meters. Other major rental projects include City Development Plaza, White Horse Commercial Building, Guangzhou Sports Stadium Building, Jin Han Building, Jing Ya Garden, Hong Cheng Commercial Plaza, Hong Fa Building, Cheng Zhong Building and Guang Yuan Cultural Centre. The rental portfolios are diversified in grades, locations, and land use and covered Grade A offices, prime shopping malls, shops in residential complexes and car parks and generate a steady rental income. The rental income from properties in Hong Kong and Guangzhou amounted to HK$317 million for the year, and increased by 223 per cent when compared with 2002.

Substantial projects under construction and large land bank underpin development potentials in future

The Group completed the acquisition of a majority interest in the assets of Guangzhou City Construction & Development Holdings Limited ("Guangzhou Construction") by the end of 2002. The Group's land and project resources of different types increased sharply, with residential projects accounting for approximately 85 per cent.

In 2003, the gross floor area of property under construction increased by 187,117 sq. meters to 1,200,000 sq. meters at the end of the year. The majority of which are scheduled for completion in 2004 and 2005. This will underpin earnings growth in the coming years.

Furthermore, the Group's land bank held for medium term development also increased to 3.62 million sq. meters, 45 per cent of which is located in the urban area of Guangzhou and 55 per cent is located in the newly developed area of Nansha. The land bank in the urban area mainly included sites for commercial property developments in Tianhe district and the residential land in Haizhu District. As the Government has raised compensation for urban renewal in Guangzhou in the end of 2003, the supply of residential properties in urban areas will decrease in future. This is beneficial for the increase in value of the Group's land bank in urban areas. The land bank in Nansha is at the southeastern side which is mainly for residential purposes. Nansha is at the southern side of Guangzhou and the centre of the Pearl River Delta. It will be developed into an industrial, logistic and high technology centre. Upon completion of highways including the Eastern Expressway, the Central Expressway, the light railway linking Panyu and Nansha, the Guangzhou Metro Line Number 4 and a new passenger terminal for routes serving between Nansha and Hong Kong in the next one to two years, traveling time from Nansha to major cities of the Pearl River Delta will be further reduced. The Group's land bank in Nansha is large but was acquired at low cost and is suitable for both short and medium term developments. In 2003, for the first phase of the residential project in Nansha, Southern Le Sand, 18,122 sq. meters were sold. As multinational companies such as Toyota and JFE will establish factories in Nansha, more development effort will be put to Southern Le Sand and Japanese architectural features will be added to the second phase to cater for the needs of Japanese expatriates.

Brand name effect and market positioning of property business

The acquisition of Guangzhou Construction by the Group is beneficial to property brand name promotion. Guangzhou Construction is a well known property brand name in Guangzhou market, which has over 20 years of track record in property development. It has established related ancillary companies covering functions such as property agency and property management. It has sound financial position and has been accredited as the number one in integrated capability of property development in Guangzhou many times. The awards it has received over the years included "Number one of the top ten corporations in development, construction and investment of real estate in Guangzhou" in 2001, one of the "Ten most popular developers" in Guangzhou in 2002, the "Top twenty credible real estate enterprises" in Guangdong in 2001, 2002 and the "Enterprise which respects contracts and keeps promises" award for the last ten consecutive years. In 2003, it was ranked the first for the "150 most credit-worthy enterprises", the second for the "Top ten of the most competitive real estate enterprises in Guangzhou", "Top twenty Credible real estate enterprises for two consecutive years" and the "Top ten real estate enterprises with brand names most beloved by Guangzhou citizens".

The Guangzhou property market has developed for some time and the industry consolidation is intensifying. Area sold in Guangzhou by the top ten property groups in 2003 was about 2.5 million sq. meters, accounting for about 25 per cent of the total saleable area of the city. To capitalize on the brand name of Guangzhou Construction, the positioning of the Group's property business will focus on the development and sales of medium-priced residential properties ranging from RMB5,500 to RMB6,500 per sq. meter. The Group will also selectively develop premium offices, shopping malls and up market residential properties for rental purpose. First priority will be given to develop the land banks in urban area and the land banks in suburban area will be retained for medium term developments. Moreover, by leveraging on a sizable portfolio of rental properties and land banks, the Group is able to achieve the objectives of high growth and steady income.

Other businesses: Toll road earnings recovered while newsprint business continued to see cyclical adjustment

The negative factors in 2002 such as traffic diversion by other new roads, Guangzhou Northern Second Ring Expressway recorded losses in the first year of its operation and expiry of tax holiday of certain toll road projects have all been gradually eased in 2003. With prosperous development in the economy of the Pearl River Delta, traffic volume continued to increase. In 2003, GZI Transport Limited, the toll road subsidiary of the Company recorded a 57.1 per cent increase year-on-year in profit attributable to shareholders of HK$223,822,000.

Effect of changes in accounting policies			
- amortisation	—	(30,207)	(12,778)
- deferred taxation *(note (i))*	3,148,419	(227,403)	(293,720)
At 1st January 2003, as restated	(674,956)	3,807,351	2[illegible]

Note:

(i) Following the adoption of SSAP 12 (revised), the negative goodwill as 1st January 2003 has been reduced by HK$3,148,419,000 principally as a result of the recognition of deferred tax liabilities on the difference between the fair values of the net assets acquired and their tax base.

As a result of the change in accounting policies on deferred taxation and amortisation, the loss for the year ended 31st December, 2002 has been reduced by HK$35,050,000 and increased by HK$6,239,000, respectively.

2 **Turnover, revenue and segment information**

The Group is principally engaged in development, operation and management of toll highways and bridges, development, selling and management of properties and holding of investment properties, and manufacturing and trading of newsprint and corrugated paper. Revenues recognised during the year are as follows:

	2003 *HK'000*	2002 *HK'000*
Turnover		
Net toll revenue from toll operations	405,567	355,638
Property management fee income	70,760	9,945
Rental income		
- Properties	319,066	99,713
- Car park	58,908	53,230
Sales revenue		
- Sales of properties	1,955,105	636,514
- Sales of newsprint and corrugated paper	1,006,263	1,141,688
- Sales of cement and ready-mixed concrete	—	916,020
- Others	86,134	12,725
	3,901,803	3,225,473
Other revenues		
Interest income	8,450	13,763
Dividend income	3,483	4,513
Commission on properties sales and rental	19,616	834
	31,549	19,110
Total revenues	3,933,352	3,244,583

Primary reporting format - business segments

The Group operates predominantly in Hong Kong and the Mainland of China ("China") and in four main business segments:

- Properties - development, selling and management of properties and holding of investment properties
- Toll operations - development, operation and management of toll highways and bridges
- Paper - manufacturing and selling of newsprint and corrugated paper
- Cement - manufacturing and selling of cement and ready-mixed concrete (a discontinued operation)

Other operations of the Group mainly comprise investment holding, supermarket operations and high technology business (a discontinued operation), neither of which are of a sufficient size to be reported separately.

There are no significant sales between the business segments.

Secondary reporting format - geographical segments

The Group's four business segments are mainly managed in Hong Kong and China:

Hong Kong — properties and cement (a discontinued operations)
China — properties, paper, cement and toll operations (a discontinued operations)
Others — properties

There are no significant sales between the geographical segments.

Primary reporting format - business segments

	Toll operations		Properties		Paper		(Discontinued operation) Cement		Other operations		Group	
	2003 HK$'000	As restated 2002 HK$'000	2003 HK$'000	As restated 2002 HK$'000	2003 HK$'000	2002 HK$'000	2003 HK$'000	2002 HK$'000	2003 HK$'000	2002 HK$'000	2003 HK$'000	As restated 2002 HK$'000
Turnover	405,567	355,638	2,453,465	797,298	1,006,263	1,141,688	—	916,020	36,508	14,829	3,901,803	3,225,473
Segment results	185,289	165,778	429,169	(25,606)	90,293	111,316	—	122,810	2,219	(13,327)	706,970	360,971
Interest income											8,450	13,763
Unallocated operation costs											(153,864)	(59,808)
Write-down of properties, provision for impairment and revaluation surplus/(deficit)	—	(33,462)	160,035	(802,650)	—	(35,694)	—	—	—	(19,930)	160,035	(891,736)
Finance costs											(224,733)	(185,986)
Share of profits less losses of: Jointly controlled entities	(20,419)	(35,482)	(29,274)	(115)	—	—	—	9,668	—	—	(49,693)	(25,709)
Associated companies	181,607	153,904	160	(47,971)	—	—	—	—	—	(5,774)	181,767	100,159

	2003	2002
Jointly controlled entities	5,877	10,655
Associated companies	23,596	2,147
Taxation charges/(credits)	114,599	[illegible]16)

5 **Dividends**

	2003 *HK$'000*	2002 *HK$'000*
Interim, paid, of HK$0.008 (2002: nil) per ordinary share	49,502	—
Final, proposed, of HK$0.0108 (2002: nil) per ordinary share	68,038	—
	117,540	—

6 **Earnings/(loss) per share**

The calculation of basic earnings/(loss) per share for the year ended 31st December 2003 is based on the consolidated profit attributable to shareholders of approximately HK$300,653,000 (2002: loss of HK$960,230,000) and the weighted average number of approximately 6,146,494,166 shares (2002: 4,017,138,450 shares) in issue during the year.

The calculation of diluted earnings per share for the year ended 31st December 2003 is based on the consolidated profit attributable to shareholders of approximately HK$300,653,000 and the diluted weighted average number of approximately 6,223,195,777 shares in issue after adjusting for the potential dilutive effect in respect of outstanding share options. Diluted loss per share is not presented for the year ended 31st December 2002 because the effect is anti-dilutive.

RESULTS ANALYSIS

Analysis of Results

In December 2002, the Group acquired Guangzhou Construction & Development Holdings (China) Limited and disposed of its non-core cement and ready-mixed concrete and high technology businesses. Since the 2003 full year results of Guangzhou Construction & Development Holdings (China) Limited were incorporated into the results of the Group, the Group's turnover experienced a significant growth of 21 per cent to HK$3,901,803,000, of which, approximately 60 per cent was contributed to the property sales and rental income derived from properties located in China and Hong Kong.

Despite the outbreak of SARS during the first half of 2003, total property sales and rental income in China and Hong Kong still recorded a remarkable increase of 207 per cent and 223 per cent to HK$1,955,105,000 and HK$347,000,000 respectively. Turnover of the Group's toll road business also increased by 14 per cent to HK$405,567,000 due to the strong rebound of traffic volumes achieved by two major toll roads, Guangshen and Guangshan Highways during the second half of 2003. Turnover of the Group's newsprint business was marginally decreased by 12 per cent to HK$1,006,263,000 due to the decreasing newsprint price during 2003. Having said that, the Group's newsprint business continued to be regarded as one of the major paper producers in China.

The Group's gross profit increased by 20 per cent to HK$1,166,136,000. Both the property and toll road businesses recorded higher gross profit although the newsprint business had lower gross profit due to higher raw material cost.

Selling expenses decreased by 14 per cent to HK$127,154,000 mainly due to the disposal of the non-core cement and ready-mixed concrete business which incurred selling expenses of HK$71,000,000 during 2002.

Administrative expenses were also decreased by 21 per cent to HK$414,033,000 which was caused by the disposal of the non-core cement and ready-mixed concrete business which incurred administrative expenses of HK$194,000,000 during 2002. The tight cost control procedures adopted by the Group during 2003 also led to significant decrease of the administrative expenses. Net revaluation surplus on investment properties was recorded for HK$165,840,000 in 2003 and a loss on deemed disposal of a subsidiary for HK$94,942,000 was incurred due to the issuance of new shares by GZI Transport Limited, the toll road subsidiary of the Company.

Finance costs increased by 21 per cent to HK$224,733,000. The increase was mainly due to the higher level of borrowings made for the business restructuring of the Group at the end of 2002.

Share of profit in associated companies surged 81 per cent to HK$181,767,000 due to a provision made in 2002 and an increase in profitability of the toll roads operated by the associated companies of GZI Transport Limited in 2003. Share of loss of the jointly controlled entities increased by 93 per cent to HK$49,693,000 which was mainly caused by an impairment provision in spite of improving performance of Guangzhou Northern Second Ring Expressway.

Taxation increased to HK$114,599,000 due to higher pre-tax profit of the Group.

Minority interests increased by 31 per cent to HK$213,680,000. The increase was less than the increase of operating profit because the Group owns a majority (mainly 95 per cent) stake in the property business which was the growth driver in 2003.

After the restructuring completed at the end of 2002, the Group turned around from a net loss position in 2002 to a net profit position in 2003. The Group achieved a profit attributable to shareholders of HK$300,653,000 and basic earnings per share of 4.89 cents.

FINAL DIVIDEND

The Directors recommended the payment of final dividend of HK$0.0108 (2002: nil) per share to shareholders whose names appeared on the register of members of the Company on 2nd June 2004. Subject to the approval of shareholders at the Annual General Meeting to be held on 2nd June 2004, the final dividend will be paid on 8th July 2004. Together with the interim dividend of HK$0.008 (2002: nil) per share, total dividends for the year ended 31st December 2003 will amount to HK$0.0188 (2002: nil) per share, representing a dividend pay out ratio of 39.1 per cent.

BUSINESS REVIEW

Properties sold and rented by the Group increased considerably during the year

In 2003, the sales of properties in Hong Kong and Guangzhou amounted to HK$1,955 million and increased by 207 per cent when compared with 2002. Pre-sales and sales of properties by the Group during 2003 increased to 294,643 sq. meters. Major residential projects for sale included Grand City Garden, Hua Cheng Mansion, Galaxy City, the first phase of Urban Oasis, Run Hui Building, Tian Jun Court, Lingnan Garden, 23rd block of Spring Garden, the first phase of Southern Le Sand in Nansha, Romantic Garden, Wen De Ya Xuan in Guangzhou City. These projects are of high quality and balanced mix. Urban Oasis near Sun Yat-Sen University in Haizhu District is located at the entrance of a metro station and is easily accessible. Galaxy City of Zhujiang New Estate was awarded five awards such as "Top Ten Brandname Community". Sales of luxury houses such as Grand City Garden and Hua Cheng Mansion in Er Sha Island were robust. There was also strong demand for budget housing in Run Hui Building and Wen De Ya Xuan. In addition, owing to prosperous economic development in China, purchase and renting of the office buildings in Tianhe District by institutional customers were active resulting in active sales of Fortune Plaza. Overall, market

Northern Second Ring Expressway recorded losses in the first year of its operation and expiry of tax holiday of certain toll road projects have all been gradually eased in 2003. With prosperous development in the economy of the Pearl River Delta, traffic volume continued to increase. In 2003, GZI Transport Limited, the toll road subsidiary of the Company recorded a 57.1 per cent increase year-on-year in profit attributable to shareholders of HK$223,822,000.

Guangzhou Paper Co., Ltd. ("Guangzhou Paper") continued to maintain bigger market shares in the domestically produced newsprint market. However, owing to lower international newsprint price and expansion of capacity in China, Guangzhou Paper faced a challenging environment in 2003. During the year, Guangzhou Paper sold 260,195 tonnes of newsprint, which increased by 2.34 per cent compared with 2002. Average newsprint price was down by 5.70 per cent to RMB3,969 per tonne and turnover was reduced by 12 per cent to HK$1,006 billion. Increase in prices of raw materials such as wood and imported waste paper resulted in a lower gross margin. However, by implementing stringent cost control measures such as downsizing and early repayment of bank loans, administrative and finance costs were reduced and considerably offset part of the increases in raw material cost. Looking forward to 2004, the Group expects the newsprint market will remain competitive in China. However, as the price of imported newsprint becomes steady, price of newsprint may increase slightly in the second half of 2004. Guangzhou Paper is exploring new regional markets in Eastern and Western China to increase sales volume.

Future Strategy and Prospects

Upon completing the acquisition of Guangzhou Construction at the end of 2002 by the Group, operational strengths of its property business have been greatly enhanced. The profit attributable to shareholders of the Group surged to HK$300,653,000 in 2003.

GDP of Guangzhou grew 15.0 per cent in 2003 and has been growing rapidly for eight consecutive years. The population of Guangzhou exceeds 12 million, which comprises local population and the immigrants from other provinces. Coupled with growing urbanization, expansion of the middle class and upgrading needs, sales of residential properties has been continuously rising over the past few years. In 2003, the sales of commodity properties in the primary market of the ten districts in Guangzhou increased by 12.7 per cent to 10.47 million sq. meters and inventory fell substantially to 3.83 million sq. meters. At the same time, most of the purchases were from end users with few from investors. Rational demand drives the steady development of the whole market. The property prices of urban area are similar to that of 2002 and there was no sign of overheating. The transactions in the secondary market of the eight districts in Guangzhou were also active. Area sold reached 4.17 million sq. meters and the transaction amounts reached RMB13.2 billion, representing an increase of 36.72 per cent and 29.41 per cent respectively when compared with 2002. Size of the secondary market increased from 29.2 per cent in 2002 to 36.1 per cent of the total transaction amount of the property market. As there is no overheating in the Guangzhou property market, adjustment in the lending policy of the banks will lead to healthier development of the market. The Group, being regarded as a premier property developer in terms of brand name, credit quality and funding, will receive continuous support from the banking sector.

Upon the acquisition of Guangzhou Construction, the business structure of the Group is more clearly defined with major focuses on Guangzhou property businesses. The Hong Kong and Guangzhou property sales and rental business contributed approximately a total of HK$2.27 billion in turnover. In 2003, the Group has finished the preparation of reorganization and adjustment of its business model upon completion of the acquisition to shorten the construction and sales cycle. In 2004, it is expected to realize the synergies between the Group and Guangzhou Construction and enhance return on net assets. The price of certain construction raw materials increased considerably in 2003. Nevertheless, the Group will overcome the cost increase by bulk purchase. It is anticipated that the property transaction volume will go up along with increasing demand and decreasing inventory. As at the end of 2003, the area of the Group's properties under development reached 1.2 million sq. meters, which will underpin earnings growth for the coming few years. Along with the increasing integration of transportation network in the Pearl River Delta and the regional economy, the Group will seek to increase its land bank within the Guangzhou Municipality and capture opportunities to expand property businesses in other cities of the Pearl River Delta.

The Group's toll road business generated enormous steady cash flow, which would be complementary to the property business which is capital intensive in nature. The Group believes investment in expressway projects in the centre of the Pearl River Delta will underpin future growth potential of the Group's toll road investment portfolio. New investments, among which the respective cooperative joint venture contract of the Eastern Second Ring Road, Western Second Ring Road and the Guangming Expressway (Eastern Second Ring Road Extension Line) are now being studied.

Looking ahead, economic environment in the Pearl River Delta is very favourable. Upon implementation of the Closer Economic Partnership Arrangement (CEPA) signed between Hong Kong and China, the proposed construction of the Hong Kong/Macau/Zhuhai Bridge will further speed up the integrated development amongst the Pearl River Delta, Guangzhou and Hong Kong. In addition, the Guangdong Province is going through a second industrialization which steers up development of heavy industry and expedites the economic development of Guangdong. In addition, the Guangdong Province will adjust its household and registration policy. It will allows citizens from other provinces, who have stayed for long period and have a fixed residential address to move their household registration to the actual residential address within the Guangdong Province. This new policy is expected to increase property demand substantially. As a major property developer in the Guangdong Province, the Group's property and toll road businesses based in Guangzhou will become major beneficiaries under the above-mentioned developments. The Group will continue to strengthen its operational, administrative and cash flow controls on its prevailing properties and toll road projects so as to generate better and higher return to its shareholders.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Tuesday, 25th May 2004 to Wednesday, 2nd June 2004, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged for registration with the Company's Share Registrar, Abacus Share Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 p.m. on Monday, 24th May 2004.

DISCLOSURE OF INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

The annual report of the Company containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the website of the Stock Exchange in due course.

As at the date of this announcement, the board of directors of the Company comprises Mr Ou Bingchang, Mr Chen Guangsong, Mr Li Fei, Mr Liang Ningguang, Mr Xiao Boyan, Mr Liang Yi, Mr Wong Chi Keung, Miss Yan Yuk Fung, Mr Yu Lup Fat, Joseph and Mr Lee Ka Lun.

By order of the Board
Ou Bingchang
Chairman

Hong Kong, 15th April 2004

越秀投資有限公司	越秀交通有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED	**GZI Transport Limited**
(incorporated in Hong Kong with limited liability)	*(incorporated in Bermuda with limited liability)*
(Stock code: 123)	(Stock code: 1052)

JOINT ANNOUNCEMENT

CONNECTED AND DISCLOSEABLE TRANSACTION INVESTMENT IN GUANGZHOU WESTERN SECOND RING EXPRESSWAY

Summary

The directors of each of Guangzhou Investment and GZI Transport would like to announce that on 24 May 2004, Guangzhou Yue Peng, GHDC and Shenzhen Expressway had entered into a Joint Venture Agreement whereby Western Second Ring is to be established for the purpose of constructing and operating the Guangzhou Western Second Ring Expressway. The total investment amount of Western Second Ring is expected to be approximately RMB2.97 billion (equivalent to approximately HK$2.80 billion), of which RMB1.00 billion (equivalent to approximately HK$943.30 million) would be contributed by the joint venture partners of Western Second Ring as registered capital, with the remaining balance of the total investment amount to be raised by way of bank financing in the PRC by Western Second Ring.

Guangzhou Yue Peng would contribute RMB350.00 million (equivalent to approximately HK$330.19 million), representing 35 per cent. of the registered capital of Western Second Ring and GHDC would contribute RMB400.00 million (equivalent to approximately HK$377.36 million), representing 40 per cent. of the registered capital of Western Second Ring.

Guangzhou Yue Peng is an indirect wholly-owned subsidiary of GZI Transport. GZI Transport is a subsidiary of Guangzhou Investment and Guangzhou Yue Peng is therefore also an indirect subsidiary of Guangzhou Investment. Western Second Ring if established pursuant to the Joint Venture Agreement would be held as to 35 per cent. indirectly by GZI Transport through Guangzhou Yue Peng and hence would become an indirect associated company of Guangzhou Investment.

The directors of each of Guangzhou Investment and GZI Transport consider that the terms of the Joint Venture Agreement are negotiated with GHDC and Shenzhen Expressway on an arm's length basis, fair and reasonable and in the respective interests of Guangzhou Investment and its shareholders taken as a whole and of GZI Transport and its shareholders taken as a whole.

GHDC is a connected person of Guangzhou Investment and GZI Transport because GHDC is a substantial shareholder of five subsidiaries of GZI Transport. The entering into the Joint Venture Agreement by Guangzhou Yue Peng therefore constitutes a connected transaction of Guangzhou Investment and GZI Transport under rule 14A.13(6) of the Listing Rules and requires approval from the independent shareholders of Guangzhou Investment and GZI Transport.

The total capital commitment by Guangzhou Yue Peng under the Joint Venture Agreement exceeds 5 per cent. but does not exceed 25 per cent. under the consideration test set forth in rule 14.15 of the Listing Rules. Hence, the entering into the Joint Venture Agreement by Guangzhou Yue Peng also constitutes a discloseable transaction of Guangzhou Investment and GZI Transport under the Listing Rules.

Guangzhou Investment and GZI Transport would send a joint circular containing the details of the Joint Venture Agreement, a recommendation letter from the Independent Board Committee of Guangzhou Investment and the Independent Board Committee of GZI Transport and a letter from an independent financial adviser to their respective shareholders as soon as practicable and in accordance with the provisions of the Listing Rules.

No shareholder of Guangzhou Investment and GZI Transport is interested in the Joint Venture Agreement or should abstain from voting at the shareholders' meeting. Both Guangzhou Investment and GZI Transport have obtained written confirmation approving the Joint Venture Agreement from their respective major shareholders which are a closely allied group of shareholders and together hold in the case of Guangzhou Investment approximately 51.2 per cent. and in the case of GZI Transport approximately 72.6 per cent. of the issued share capital of Guangzhou Investment and GZI Transport respectively. Accordingly, Guangzhou Investment and GZI Transport have applied to the Stock Exchange for a shareholders' meeting waiver of their obligation to convene a general meeting pursuant to rule 14A.43 of the Listing Rules on the basis that an independent shareholders' approval has been obtained by way of the written approval by the independent shareholders. If the waiver mentioned above is not granted, Guangzhou Investment and GZI Transport will convene a special general meeting for approval of the Joint Venture Agreement.

INTRODUCTION

The directors of each of Guangzhou Investment and GZI Transport would like to announce that on 24 May 2004, Guangzhou Yue Peng, GHDC and Shenzhen Expressway had entered into a Joint Venture Agreement whereby Western Second Ring is to be established for the purpose of constructing and operating the Guangzhou Western Second Ring Expressway. The total investment amount of Western Second Ring is expected to be approximately RMB2.97 billion (equivalent to approximately HK$2.80 billion), of which RMB1.00 billion (equivalent to approximately HK$943.30 million) would be contributed by the joint venture partners of Western Second Ring as registered capital, with the remaining balance of the total investment amount to be raised by way of bank financing in the PRC by Western Second Ring. Such bank financing is not yet committed. The joint venture partners are not obliged to contribute to the balance of the total investment amount pursuant to the Joint Venture Agreement should such bank financing not be obtained.

THE JOINT VENTURE AGREEMENT

The principal terms of the Joint Venture Agreement are set forth below:-

Date:	24 May 2004
Joint venture:	廣州市西二環高速公路有限公司 (for identification purposes, in English, Guangzhou Western Second Ring Expressway Company Limited)
Operating period:	A period of 30 years from the date of incorporation
Joint venture partners:	(1) GHDC (which is principally engaged in the implementation of highway infrastructure plans and the management of toll projects located in Guangzhou Municipality and the four cities in Guangzhou Municipality, namely, Panyu, Zengcheng, Conghua and Huadu) (2) Guangzhou Yue Peng (which is an investment holding company) (3) Shenzhen Expressway (which is principally engaged in the investment, construction, operation and management of toll highways and expressways in the PRC)
Total investment amount and registered capital:	Total investment amount is approximately RMB2.97 billion (equivalent to approximately HK$2.80 billion), of which RMB1.00 billion (equivalent to approximately HK$943.30 million) as registered capital would be contributed by GHDC as to 40 per cent., Guangzhou Yue Peng as to 35 per cent. and Shenzhen Expressway as to 25 per cent. The remaining balance of the total investment amount will be financed by bank financing in the PRC. Such bank financing is not yet committed. The joint venture partners are not obliged to contribute to the balance of the total investment amount pursuant to the Joint Venture Agreement should such bank financing not be obtained.
Terms of making contribution to registered capital:	Each joint venture partner should make its contribution to the registered capital in cash in RMB. The first instalment of contribution to be made by GHDC should be RMB100.00 million (equivalent to approximately HK$94.34 million), by Guangzhou Yue Peng be RMB87.50 million (equivalent to approximately HK$82.55 million) and by Shenzhen Expressway be RMB62.50 million (equivalent to approximately HK$58.96 million) upon signing of the Joint Venture Agreement. The balance of the registered capital should be contributed by the joint venture partners by stages in such amount and by such date as determined by the board of directors of Western Second Ring which is to be formed after the establishment of Western Second Ring.
Business scope:	Planning, design, construction, operation, and management of Guangzhou Western Second Ring Expressway and related accessory services and facilities and fee-collection from the users thereof.
Project:	Western Second Ring is set up first to complete the project in relation to the construction of Guangzhou Western Second Ring Expressway which is located at the centre of the Pearl River Delta in the PRC.
Expected completion date of the Project:	By early 2007
Profit and loss sharing:	Profits are shared among the joint venture partners in proportion to their respective interests in the registered capital. Losses are limited to the respective contributions made by the joint venture partners to the registered capital.
Pre-emptive right in transfer of interest:	Transfer of interest in Western Second Ring by each joint venture partner is subject to the pre-emptive right of other joint venture partners under the same terms and conditions. However, transfer of interest by a joint venture partner to its subsidiaries or holding companies or the subsidiaries of such holding companies are not subject to the said pre-emptive right of other joint venture partners.
Board representation:	GHDC, Guangzhou Yue Peng and Shenzhen Expressway are entitled to nominate four, three and two directors respectively to the board of directors of Western Second Ring which should comprise nine directors. The chairman who will be the legal representative should be nominated by GHDC. The two vice chairmen should be nominated by Guangzhou Yue Peng and Shenzhen Expressway respectively.
Condition:	Completion of the Joint Venture Agreement is conditional upon all necessary internal corporate authorizations and approvals for the execution and performance of the Joint Venture Agreement being obtained.
Principal obligations:	GHDC is mainly responsible for making application and obtaining pre-construction approvals for the Project, making its contribution to the registered capital according to the terms of the Joint Venture Agreement, assisting in the application and registration for the establishment of Western Second Ring, assisting Western Second Ring in application for tax preferential treatments, purchase of facilities, machinery, office equipment and other materials, set up of various utilities and communications facilities. Guangzhou Yue Peng and Shenzhen Expressway are responsible for making their respective contributions to the registered capital according to the terms of the Joint Venture Agreement.

INFORMATION ABOUT THE PROJECT

The Project is related to the construction of Guangzhou Western Second Ring Expressway which is located at the centre of the Pearl River Delta. Guangzhou Western Second Ring Expressway will start from Guangsan Expressway near Xiaotang Town, Nanhai District, Foshan City and to end at Maoshan Village, Baiyun District, Guangzhou City, connecting Guangzhou Northern Second Ring Expressway. Guangzhou Western Second Ring Expressway would have six lanes with both directions and its total length would be approximately 39.13km.

Guangzhou Western Second Ring Expressway to be constructed will form an extensive road network with Guangzhou Northern Second Ring Expressway, Jing Zhu Expressway, Guanghua Expressway, New Airport Expressway, Guangsan Expressway and National Highways G324, G321, G105, G106, G107. This would enhance the function of national highways as the main route and backbone of the network and improve the road network planning of the surrounding regions, thus providing a better investment environment and advancing the economic development of Guangzhou Municipality and Pearl River Delta and even the whole Guangdong Province. Therefore, the Project would reinforce the status of Guangzhou Municipality as regional economical and cultural centre.

BACKGROUND FOR ENTERING INTO THE JOINT VENTURE AGREEMENT AND SOURCE OF FUNDING

As a toll road investor and operator, GZI Transport invests in quality toll road and bridge projects. As disclosed in the annual report for the financial year ended 31 December 2003, GZI Transport had been considering investing in additional expressway projects located at the centre of the Pearl River Delta, such as Guangzhou Eastern Second Ring Expressway, Guangzhou Western Second Ring Expressway and Guangming Expressway (Guangzhou Eastern Second Ring Expressway Extension Line). The Joint Venture Agreement is one of the agreements that GZI Transport has planned to enter into for the above new projects. GZI Transport is in the process of negotiating for the participation in the construction, operation and management of the other two expressways and no terms have been agreed. The directors of Guangzhou Investment and GZI Transport have confirmed that Guangzhou Investment and GZI Transport would comply with the relevant provisions of the Listing Rules should any such agreements are signed. Whether it can succeed in doing so depends on a number of factors such as market conditions, costs consideration and business plan and strategy. There can be no assurance that such transactions will proceed.

The capital contribution to be made by Guangzhou Yue Peng under the Joint Venture Agreement will be paid out of the internally generated financial resources of GZI Transport.

BENEFITS FOR ENTERING INTO THE JOINT VENTURE AGREEMENT

One of the principal business activities of Guangzhou Investment and the principal business activities of GZI Transport are engaging in operation of toll highways, expressways and bridges. GZI Transport, as a subsidiary of Guangzhou Investment, has been actively looking into opportunities for acquiring quality expressway projects at the centre of Pearl River Delta with growth potential and attractive investment returns to expand its toll expressway business. Guangzhou Western Second Ring Expressway if constructed pursuant to the Joint Venture Agreement would form an extensive road network with other highways and expressways currently operated by Guangzhou Investment and GZI Transport in Guangzhou Municipality and Pearl River Delta. This network would advance the economic development of Guangzhou Municipality and Pearl River Delta and even the whole Guangdong Province. Therefore, the directors of each of Guangzhou Investment and GZI Transport envisage that expressway operation at the centre of Pearl River Delta would continue to grow due to increased traffic as a result of consistent development in trading and other businesses in the above region.

Guangzhou Yue Peng is an indirect wholly-owned subsidiary of GZI Transport. GZI Transport is a subsidiary of Guangzhou Investment and Guangzhou Yue Peng is therefore also an indirect subsidiary of Guangzhou Investment. Western Second Ring to be established pursuant to the Joint Venture Agreement would be held as to 35 per cent. by Guangzhou Yue Peng and hence would become an indirect associated company of GZI Transport and Guangzhou Investment. The directors of each of Guangzhou Investment and GZI Transport consider that investment in Western Second Ring would provide a stable source of income as well as earning base to Guangzhou Investment and GZI Transport thus further strengthening the profitability of both companies.

The directors of each of Guangzhou Investment and GZI Transport consider that the terms of the Joint Venture Agreement are negotiated with GHDC and Shenzhen Expressway on an arm's length basis, fair and reasonable and in the respective interests of Guangzhou Investment and its shareholders taken as a whole and of GZI Transport and its shareholders taken as a whole.

CONNECTED AND DISCLOSEABLE TRANSACTION

GHDC is a connected person of Guangzhou Investment and GZI Transport because GHDC is a substantial shareholder holding 20 per cent., 49 per cent., 20 per cent., 45 per cent. and 20 per cent. respectively of five subsidiaries of GZI Transport (namely Guangzhou Taihe Highways Development Company Limited, Guangzhou Tailong Highways Development Company Limited, Guangzhou Weilun Highways Development Company Limited, Guangzhou Xinguang Highways Development Company Limited and Guangzhou Nanxin Highways Development Company Limited). Given that GZI Transport is a subsidiary of Guangzhou Investment, the above subsidiaries are also subsidiaries of Guangzhou Investment. The entering into Joint Venture Agreement by Guangzhou Yue Peng therefore constitutes a connected transaction of Guangzhou Investment and GZI Transport under rule 14A.13(6) of the Listing Rules and requires approval from the independent shareholders of Guangzhou Investment and GZI Transport.

The total capital commitment by Guangzhou Yue Peng under the Joint Venture Agreement exceeds 5 per cent. but does not exceed 25 per cent. under the consideration test set forth in rule 14.15 of the Listing Rules. Hence, the entering into the Joint Venture Agreement by Guangzhou Yue Peng also constitutes a discloseable transaction of Guangzhou Investment and GZI Transport under the Listing Rules.

The directors of each of Guangzhou Investment and GZI Transport have confirmed that save as aforesaid, GHDC is not a connected person of Guangzhou Investment or GZI Transport by virtue of any other connection with Guangzhou Investment or GZI Transport and that Shenzhen Expressway is an Independent Third Party. Therefore, no shareholders of Guangzhou Investment and GZI Transport are required to abstain from voting if Guangzhou Investment and GZI Transport were to convene a general meeting for the approval of the Joint Venture Agreement in accordance with the Listing Rules.

As at the date of this announcement, Yue Xiu and its associates beneficially own 3,229,315,248 shares in Guangzhou Investment (collectively, "Group Shareholders of Guangzhou Investment"), representing approximately 51.2 per cent. of the issued share capital of Guangzhou Investment. Such interest held by Group Shareholders of Guangzhou Investment has no difference from that held by other shareholders of Guangzhou Investment. As at the date of this announcement, Yue Xiu and its associates (including Guangzhou Investment) beneficially own 808,988,076 shares in GZI Transport (collectively, "Group Shareholders of GZI Transport"), representing approximately 72.6 per cent. of the issued share capital of GZI Transport. Such interest held by Group Shareholders of GZI Transport has no difference from that held by other shareholders of GZI Transport.

Based on the above, Group Shareholders of Guangzhou Investment and Group Shareholders of GZI Transport have no interests in the Joint Venture Agreement and are therefore entitled to vote in respect of the Joint Venture Agreement. Written confirmations from the Group Shareholders of Guangzhou Investment and the Group Shareholders of GZI Transport approving the Joint Venture Agreement have been obtained.

Guangzhou Investment and GZI Transport have applied to the Stock Exchange for a shareholders' meeting waiver pursuant to which a written independent shareholders' approval should be accepted in lieu of holding a general meeting pursuant to rule 14A.43 of the Listing Rules. If the waiver mentioned above is not granted, Guangzhou Investment and GZI Transport will convene a special general meeting for approval of the Joint Venture Agreement.

Guangzhou Investment and GZI Transport would send a joint circular containing the details of the Joint Venture Agreement, a recommendation letter from the Independent Board Committee of Guangzhou Investment and the Independent Board Committee of GZI Transport and a letter from an independent financial adviser to their respective shareholders as soon as practicable and in accordance with the provisions of the Listing rules.

GENERAL INFORMATION ABOUT GUANGZHOU INVESTMENT

Guangzhou Investment is principally engaged in property investment and development, operation of toll roads and bridges, manufacture and sale of newsprint and corrugated paper.

For the financial year ended 31 December 2003, the audited consolidated total turnover was approximately HK$3,901.80 million with profit attributable to shareholders of approximately HK$300.65 million. The audited consolidated total asset value as at 31 December 2003 was approximately HK$25.60 billion.

As at the date of this announcement, the board of directors of Guangzhou Investment comprises the following members:-

Executive directors:-

Mr. OU Bingchang (Chairman), Mr. CHEN Guangsong, Mr. LI Fei, Mr. LIANG Ningguang, Mr. XIAO Boyan, Mr. LIANG Yi, Mr. WONG Chi Keung and Ms. YAN Yuk Fong

Independent non-executive directors:-

Mr. YU Lup Fat Joseph and Mr. LEE Ka Lun

GENERAL INFORMATION ABOUT GZI TRANSPORT

GZI Transport is principally engaged in investment in and development, operation and management of toll highways, expressways and bridges mainly in Guangdong Province, the PRC.

For the financial year ended 31 December 2003, the audited consolidated total turnover was approximately HK$405.57 million with profit attributable to shareholders of approximately HK$223.82 million. The audited consolidated total asset value as at 31 December 2003 was approximately HK$4.56 billion.

As at the date of this announcement, the board of directors of GZI Transport comprises the following members:-

Executive directors:-

Mr. OU Bingchang (Chairman), Mr. LI Xiamin, Mr. CHEN Guangsong, Mr. CHEN Jiahong, Mr. LIANG Ningguang, Mr. XIAO Boyan, Mr. LIANG Yi, Mr. DU Liangying, Mr. DU Xinsong, Mr. ZHONG Ming, Mr. HE Zili and Mr. ZHANG Siyuan

Non-executive director:-

Mr. POON Jing

Independent non-executive directors:-

Mr. FUNG Ka Pun, Mr. LAU Hon Chuen Ambrose and Mr. CHEUNG Doi Shu

DEFINITIONS

In this announcement, unless the context requires otherwise, the use of capitalized terms here shall have the following meanings:-

"associate(s)"	has the meaning ascribed to it under the Listing Rules;
"connected person"	has the meaning ascribed to it under the Listing Rules;
"GHDC"	means 廣州市公路開發公司 (for identification purposes, in English, Guangzhou Highways Development Company), a PRC state-owned enterprise and a substantial shareholder of five subsidiaries of GZI Transport. Hence, GHDC is a connected person of Guangzhou Investment and GZI Transport;
"Guangzhou Investment"	means Guangzhou Investment Company Limited (越秀投資有限公司), a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Main Board and Singapore Exchange Securities Trading Limited;
"Guangzhou Yue Peng"	means 廣州越鵬信息有限公司 (for identification purposes, in English, Guangzhou Yue Peng Information Ltd.), a company incorporated in the PRC with limited liability and an indirect wholly-owned subsidiary of GZI Transport and an indirect subsidiary of Guangzhou Investment;
"GZI Transport"	means GZI Transport Limited (越秀交通有限公司), a company incorporated in Bermuda with limited liability and the shares of which are listed on the Main Board;
"HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	means The Hong Kong Special Administrative Region of the People's Republic of China;
"Independent Board Committee of Guangzhou Investment"	means an independent committee of the board of directors of Guangzhou Investment appointed to advise the independent shareholders of Guangzhou Investment in respect of the Joint Venture Agreement, comprising the independent non-executive directors of Guangzhou Investment;
"Independent Board Committee of GZI Transport"	means an independent committee of the board of directors of GZI Transport appointed to advise the independent shareholders of GZI Transport in respect of the Joint Venture Agreement, comprising the independent non-executive directors of GZI Transport;
"Independent shareholder(s)"	has the meaning ascribed to it under Chapter 14A of the Listing Rules;
"Independent Third Party"	means any third party not being a connected person of Guangzhou Investment and GZI Transport (as defined in the Listing Rules);
"Joint Venture Agreement"	means a joint venture agreement dated 24 May 2004 and entered into between GHDC, Guangzhou Yue Peng and Shenzhen Expressway in respect of the formation of Western Second Ring;
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Main Board"	means the securities market (excluding the option market) operated by the Stock Exchange, which is independent from and operated in parallel with the Growth Enterprise Market of the Stock Exchange;
"PRC"	means the People's Republic of China;
"Project"	means an expressway project relating to the construction of the Guangzhou Western Second Ring Expressway which is located at the centre of the Pearl River Delta in the PRC under the Joint Venture Agreement;
"RMB"	means renminbi yuan, the lawful currency of the PRC;
"Shenzhen Expressway"	means 深圳高速公路股份有限公司 (Shenzhen Expressway Company Limited), an Independent Third Party and a joint stock company incorporated in the PRC with limited liability and the shares of which are listed on the Main Board;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"subsidiary"	has the same meaning as in section 2 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) as at the date hereof and "subsidiaries" shall be construed accordingly;
"substantial shareholder(s)"	has the meaning ascribed to it under the Listing Rules; and
"Western Second Ring"	means 廣州市西二環高速公路有限公司 (for identification purposes, in English, Guangzhou Western Second Ring Expressway Company Limited), a joint venture company to be established in the PRC with limited liability pursuant to the Joint Venture Agreement;
"Yue Xiu"	means Yue Xiu Enterprises (Holdings) Limited (越秀企業(集團)有限公司), a company incorporated in Hong Kong with limited liability and the ultimate holding company of Guangzhou Investment and hence the ultimate holding company of GZI Transport.

For the purpose of this announcement, translation of RMB into HK$ or vice versa has been calculated by using an exchange rate of RMB 1 = HK$1.06.

By order of the Board	By order of the Board
Guangzhou Investment Company Limited	GZI Transport Limited
OU Bingchang	OU Bingchang
Chairman	*Chairman*

Hong Kong, 24 May 2004

The Standard **Thursday, July 8, 2004**

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 123)

Resignation of Director

The Board of Directors (the "Board") of Guangzhou Investment Company Limited (the "Company") announces that Ms. Yan Yuk Fung resigned as Director of the Company with effect from 8th July 2004 due to change of job duties. Ms. Yan confirmed that there are no matters relating to her resignation that need to be brought to the attention of the shareholders of the Company.

The Board would like to express its thanks to Ms. Yan for her valuable contributions to the Company during her tenure of service.

As at the date of this announcement, the Board of the Company comprises Mr. Ou Bingchang, Mr. Chen Guangsong, Mr. Li Fei, Mr. Liang Ningguang, Mr. Xiao Boyan, Mr. Liang Yi, Mr. Wong Chi Keung, Mr. Yu Lup Fat, Joseph and Mr. Lee Ka Lun.

By order of the Board
Wong Chi Keung
Company Secretary

Hong Kong, 8th July 2004

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 123)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Guangzhou Investment Company Limited (the "Company") (the "2004 AGM") will be held at 26th Floor, Yue Xiu Building, 160-174 Lockhart Road, Wanchai, Hong Kong on Wednesday, 2nd June, 2004 at 3:00 p.m. for the following purposes:

1. To receive and consider the audited accounts and the reports of the directors and auditors for the year ended 31st December, 2003.
2. To declare a final dividend.
3. To elect directors and to authorise the board to fix directors' remuneration.
4. To re-appoint auditors and to authorise the board to fix their remuneration.
5. As special business to consider and, if thought fit, to pass the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

A. "THAT

(a) subject to sub-paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased by the Company pursuant to the approval in sub-paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

B. "THAT

(a) subject to sub-paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in sub-paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in sub-paragraph (a), otherwise than pursuant to (i) a Rights Issue, (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to eligible participants under such scheme and arrangement of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares of the Company open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

(m) deleting Article 3 in its entirety and substituting therefor the following new Article 3:

3. The authorised share capital of the Company shall be divided into ordinary shares of HK$0.10 each.

(n) inserting in the 1st line of Article 11(b) the words "receive, within the relevant time limit as prescribed in the Ordinance or as the Stock Exchange may from time to time determine, whichever is shorter, after allotment or lodgment of transfer (or within such other period as the conditions of issue shall provide)," immediately after the words "without payment to";

(o) inserting at the end of Article 27 the words "Where such an instrument of transfer is executed by HKSCC Nominees Limited (and its successor), either as transferor or transferee, in respect of shares (or such other securities as may be issued from time to time by the Company and admitted for listing on the Stock Exchange), it may be so executed by machine-imprinted signature, provided that the Board shall have previously been provided with a list of specimen signatures of the authorised signatories of HKSCC Nominees Limited and the Board shall be reasonably satisfied that such machine-imprinted signature corresponds to one of those specimen signatures."

(p) deleting in the 9th line of Article 49 the word "Companies" immediately after the words "provisions of the";

(q) inserting in the 2nd line of Article 58 the words "or a poll is required under the Listing Rules" immediately after the words "duly demanded";

(r) inserting in the 1st line of Article 59 the words "is required under the Listing Rules or" immediately after the words "Unless a poll";

(s) inserting in the 3rd line of Article 61 the words "or was required under the Listing Rules (as the case may be)" immediately after the words "was demanded";

(t) inserting in the 2nd line of Article 64 the words "or is required under the Listing Rules" immediately after the words "is demanded";

(u) adding the following new Article immediately after Article 64:

64A. Subject to the provisions of the Ordinance and the Listing Rules, all general meetings may be held by means of video conference or by other lawful electronic means and in such manner as may be agreed by the Company in general meeting. All the provisions in these Articles as to general meetings shall, mutatis mutandis, be applicable.

(v) inserting in the 1st line of Article 65 the words "and to Article 65A" immediately after the words "attached to any shares";

(w) adding the following new Article immediately after Article 65:

65A. Where any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

(x) deleting in the 1st line of Article 67 the first word "A" and substituting therefor the words "Subject to Article 65A, a";

(y) inserting in the 2nd line of Article 74 the words ", subject to Article 65A," immediately after the words "demanding a poll and";

(z) deleting Article 85 in its entirety;

(aa) inserting in the 1st line of Article 86 the words "and affairs" immediately after the words "The business";

(ab) deleting in the 2nd line of Article 87(5)(a) the word "Companies" immediately before the word "Ordinance";

(ac) deleting in the 4th line of Article 87(5)(a) the word "Companies" immediately before the word "Ordinance";

(ad) deleting in the 3rd line of Article 87(5)(b) the word "Companies" immediately before the word "Ordinance";

(ae) inserting in the 2nd line of Article 91 the words ", or such other manner of rotation as may be required by the Listing Rules or other codes, rules and regulations as may be prescribed by the applicable regulatory authority from time to time" immediately after the words "nearest to one-third";

(af) deleting in the 1st to 2nd lines (inclusive) of Article 94(b) the words "not less than seven nor more than thirty-five days before the date appointed for holding the meeting," immediately before the words "notice executed" in the 2nd line and inserting at the end of Article 94(b) the words "The period for lodgment of the said notice shall be at least 7 days. For the purpose of calculating such notice period, it shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election of Director(s) and shall end no later than 7 days prior to the date of such meeting. Subject to and to such extent permitted by and in accordance with the Ordinance, the Listing Rules and any applicable laws, rules and regulations, nothing in this Article 94(b) shall be deemed to prevent the Company from accepting the said notice earlier than the day after the despatch of the notice of the meeting appointed for such election of Director(s).";

(ag) deleting in the 1st line of Article 99 the word "special" immediately before the word "resolution" and substituting therefor the word "ordinary" and inserting at the end of Article 99 the words "Special notice is required of a resolution to remove a Director or to appoint another person in place of a Director so removed at the meeting at which he is removed in accordance with the Ordinance.";

(ah) inserting in the 2nd line of Article 103(1) the words "or any of his associates" immediately after the words "material interest of his";

(ai) inserting in the 1st line of Article 103(2)(a) the words "or his associate (as the case may be)" immediately after the words "that a Director";

(aj) inserting in the 4th line of Article 103(2)(a) the words "or his associate (as the case may

130A, a copy of the relevant financial documents or (subject to compliance with the relevant provisions of the Ordinance and Listing Rules) the summary financial report shall be sent to every Entitled Person not less than twenty-one days before the date of general meeting before which the relevant financial documents shall be laid";

(ar) adding the following new article immediately after Article 130:

130A. Where any Entitled Person ("Consenting Person") has, in accordance with the Ordinance, the Listing Rules and any applicable laws, rules and regulations, consented or is deemed to have consented to treat the publication of the relevant financial documents and/or the summary financial report (as the case may be) on the Company's computer network (including, but not limited to, its website) to which such person may have access as discharging the Company's obligation under the Ordinance to send a copy of the relevant financial documents and/or the summary financial report (as the case may be) to such person, then the publication by the Company on its computer network (including, but not limited to, its website) of the relevant financial documents and/or the summary financial report (as the case may be) for such period as required by the Ordinance, the Listing Rules or any applicable laws, rules and regulations shall, in relation to such Consenting Person, be deemed to discharge the Company's obligations under Article 130.

(as) deleting in the 1st line of Article 131 the first word "Any" and substituting therefor the words "Subject to Article 132, any";

(at) deleting the 1st sentence of Article 132 the words "The Company may give any notice to a member either personally or by sending it by post in a prepaid envelope or wrapper addressed to the member at his registered address or by leaving it at that address." and substituting therefor the following:

Any notice or document to be given or issued by or on behalf of the Company under these Articles, including any "corporate communication" within the meaning ascribed thereto in the Listing Rules, shall be in writing (which may or may not be in a transitory form and may be recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible and legible form (including an electronic communication and publication on a computer network (including, but not limited to, a website)) whether having physical substance or not) and may be served or delivered by the Company by any of the following means subject to and to such extent permitted by and in accordance with the Ordinance, the Listing Rules and any applicable laws, rules and regulations:

(i) personally;

(ii) by sending it by post to him at his registered address as appearing in the register or at the address, within or outside Hong Kong, supplied by him to the Company for the sending of notices or documents to him;

(iii) by delivering or leaving it at such address as aforesaid;

(iv) by advertisement published in the newspapers;

(v) by transmitting it as an electronic communication to him at his electronic address as he may provide; or

(vi) by publishing it on the Company's computer network (including, but not limited to, its website), giving access to such network to him and giving to him a notice of publication of such notice or document.

(au) deleting in the 4th line of Article 134(2) the words "18 of the Disclosure of Interests" immediately after the word "section" and substituting therefor the words "329 of the Securities and Futures";

(av) inserting in the 3rd line of Article 135 the words "by post" immediately after the words "shall send";

(aw) deleting in the 4th line of Article 135 the words "members by post" immediately after the words "notice to" and substituting therefor the words "those members to whom the Company is required to send a notice for convening a general meeting by post (including, but not limited to, those members who have signified their refusal to communications with the Company being sent to them in the form of an electronic record)";

(ax) deleting Article 137 in its entirety and substituting therefor the following new Article 137:

Subject to Article 132, any notice or document (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) given or issued by or on behalf of the Company:

(i) if sent by post, shall be deemed to be effected by properly addressing, prepaying and posting an envelope or a wrapper containing the notice and to have been effected on the day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong or such other place from which such notice or document (as the case may be) was posted and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice was properly prepaid, addressed and put into such post office and a certificate in writing signed by the secretary or other person appointed by the Directors that the envelope or wrapper containing the notice was so addressed and put into such post office shall be conclusive evidence thereof;

(ii) if sent by delivering or leaving it at the registered address or address supplied for the sending of notices or documents to him otherwise than by post, shall be deemed to have been served or delivered on the day it was so delivered or left;

(iii) if by advertisement, shall be deemed to have been served on the day on which the advertisement appears;

(iv) if sent as an electronic communication, shall be deemed to have been served at the time when the notice or document is transmitted electronically provided that no notification that the electronic communication has not reached its recipient has been received by the sender, except that any failure in transmission beyond the

for the time being adopted for the grant or issue to eligible participants under such scheme and arrangement of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articl[illegible] Association of the Company, shall not exceed 20 per cent of the aggregate n[illegible] amount of the share capital of the Company in issue as at the date of passing [illegible] Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares of the Company open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. **"THAT**

conditional upon the passing of Resolutions under sub-paragraphs A and B above, the aggregate nominal amount of the number of shares in the capital of the Company which shall have been repurchased by the Company pursuant to and in accordance with sub-paragraph A above shall be added to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to and in accordance with the exercise of the general mandate approved in sub-paragraph B above."

D. **"THAT**

subject to and conditional upon the Listing Committee of the Stock Exchange granting the approval of the listing of, and permission to deal in, any shares of the Company which may fall to be issued pursuant to the exercise of any options under the existing share option scheme of the Company adopted on 26th June, 2002 (the "Share Option Scheme"), the directors of the Company be and they are hereby authorised to grant further options under the Share Option Scheme provided that the total number of shares which may be issued upon exercise of options to be granted under the Share Option Scheme on or after the date of this Resolution shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution."

6. As special business to consider and, if thought fit, to pass the following resolution as a Special Resolution:

SPECIAL RESOLUTION

"**THAT** the Articles of Association of the Company be and are hereby amended by:

(a) adding the following definition immediately after the definition of "these Articles" in Article 1(1):

"associate" — in relation to any Director shall have the same meaning as defined under Rule 1.01 of the Listing Rules;

(b) deleting the definition of "Disclosure of Interests Ordinance" in Article 1(1) in its entirety;

(c) adding the following definition immediately after the definition of "clear days" in Article 1(1):

"Director(s)" — the director(s) of the Company for the time being;

(d) adding the following definitions immediately after the definition of "dollars" or "$" in Article 1(1):

"electronic communication" — a communication sent by electronic transmission in any form through any medium;

"Entitled Person" — an "entitled person" as defined under section 2(1) of the Ordinance;

(e) adding the following definition immediately after the definition of "holder" in Article 1(1):

"the Listing Rules" — the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and any amendments thereto from time to time;

(f) adding the following definition immediately after the definition of "Published in the Newspapers" in Article 1(1):

"relevant financial documents" — the "relevant financial documents" as defined under section 2(1) of the Ordinance;

(g) adding the following definitions immediately after the definition of "secretary" in Article 1(1):

"Securities and Futures Ordinance" — subject to paragraph (3) of this Article, the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

"special notice" — in relation to a resolution shall have the meaning ascribed thereto in section 116C of the Ordinance;

(h) deleting the punctuation "." at the end of the definition of "the Stock Exchange" in Article 1(1) and substituting therefor the punctuation ";";

(i) adding the following definition immediately after the definition of "the Stock Exchange" in Article 1(1):

"summary financial report" — the "summary financial report" as defined under section 2(1) of the Ordinance.

(j) deleting Article 1(2) in its entirety and substituting therefor the following new Article 1(2):

Save as aforesaid and unless the context otherwise requires, words or expressions contained in these Articles shall have the same meaning as in the Ordinance or any statutory modification thereof in force at the date at which these Articles become binding on the Company.

(k) deleting in the 1st line of Article 1(6)(a) the word "include" immediately after the words "references to writing" and subsituting therefor the words "shall, unless the contrary intention appears, be construed as including";

(l) deleting in the 2nd to 3rd lines (inclusive) of Article 1(6)(a) the words "legible and non-transitory form" immediately after the words "reproducing words in a" in the 2nd line and substituting therefor the word "visible and legible form. Wherever any provision of these Articles (except a provision for the appointment of a proxy) requires that a communication as between the Company, its directors or members be effected in writing, the requirement may be satisfied by the communication being given in the form of an electronic record unless the person to whom the communication is given has signified refusal to communications being given to him in that form";

(ad) deleting in the 3rd line of Article 87(5)(b) the word "Companies" immediately before the word "Ordinance";

(ae) inserting in the 2nd line of Article 91 the words ", or such other manner of rotation as may be required by the Listing Rules or other codes, rules and regulations as may be prescribed by the applicable regulatory authority from time to time" immediately after [illegible] "nearest to one-third";

(af) deleting in the 1st to 2nd lines (inclusive) of Article 94(b) the words "not less [illegible] nor more than thirty-five days before the date appointed for holding the meeting," immediately before the words "notice executed" in the 2nd line and inserting at the end of Article 94(b) the words "The period for lodgment of the said notice shall be at least 7 days. For the purpose of calculating such notice period, it shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election of Director(s) and shall end no later than 7 days prior to the date of such meeting. Subject to and to such extent permitted by and in accordance with the Ordinance, the Listing Rules and any applicable laws, rules and regulations, nothing in this Article 94(b) shall be deemed to prevent the Company from accepting the said notice earlier than the day after the despatch of the notice of the meeting appointed for such election of Director(s).";

(ag) deleting in the 1st line of Article 99 the word "special" immediately before the word "resolution" and substituting therefor the word "ordinary" and inserting at the end of Article 99 the words "Special notice is required of a resolution to remove a Director or to appoint another person in place of a Director so removed at the meeting at which he is removed in accordance with the Ordinance.";

(ah) inserting in the 2nd line of Article 103(1) the words "or any of his associates" immediately after the words "material interest of his";

(ai) inserting in the 1st line of Article 103(2)(a) the words "or his associate (as the case may be)" immediately after the words "that a Director";

(aj) inserting in the 4th line of Article 103(2)(a) the words "or his associate (as the case may be)" immediately after the words "that the Director";

(ak) adding the following new Article immediately after Article 105(1):

(1A) The Board or any committee of the Board may participate in a meeting of the Board of such committee by means of a conference telephone, video conference or any such lawful electronic means and in such manner as may be agreed by the Directors. All the provisions in these Articles as to Board meetings or meetings of any committee of the Board shall, mutatis mutandis, be applicable.

(al) deleting in the 1st to 3rd lines (inclusive) of Article 105(2) the words "The Board or any committee of the Board may participate in a meeting of the Board of such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting are capable of hearing each other.";

(am) deleting in the 6th line of Article 105(2) the words ", facsimile transmission, telex or telegram" immediately after the words "by telephone" and substituting therefor the words "or in the form of an electronic record (unless in the latter case, the Director to whom the notice is given has signified refusal to notice being given to him in that form),";

(an) deleting Article 111(1) in its entirety and substituting therefor the following new Article 111(1):

Save as otherwise provided by these Articles, a Director shall not vote (nor be counted in the quorum) at a meeting of the Directors on any resolution concerning a matter in which he or any of his associates has, directly or indirectly, a material interest, unless his or any of his associates' interest arises only because the case falls within one or more of the following sub-paragraphs:-

(a) the resolution relates to the giving to him or any of his associates of a security or indemnity in respect of money lent, or an obligation incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

(b) the resolution relates to the giving to a third party of a security or indemnity in respect of an obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has assumed responsibility in whole or in part whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(c) his or his associates' interest arises by virtue of his or his associates being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase;

(d) the resolution relates to a proposal or arrangement concerning the benefit of employees of the Company or any of its subsidiaries, including but without being limited to the adoption, modification or operation of any employees' share scheme, or any share incentive or share option scheme under which the Director or any of his associate(s) may benefit, or of a pension fund, or retirement, death or disability benefits scheme which relates both to directors, his associates and employees of the Company or any of its subsidiaries and does not accord to any Director or his associate(s) as such any privilege or advantage not generally accorded to the employees to whom the fund or scheme relates;

(e) the resolution relates to a transaction or an arrangement with any other company in which he or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, provided that he and his associates are not, in aggregate, the holders of or beneficially interested in five per cent or more of the issued shares of any class of that company (or of any other company through which his interest or interest of his associate is derived) and not entitled to exercise five per cent or more of the voting rights available to members of the relevant company (and for the purpose of calculating the said percentage there shall be disregarded any shares held by the Director or his associates as bare or custodian trustee and in which the Director and his associates have no beneficial interest, and any shares comprised in any unit trust scheme in which the Director and his associates are interested only as a unit holder); and

(f) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his or their interest in shares or debentures or other securities of the Company.

(ao) inserting in the 2nd line of Article 111(2) the words "or his appointor's associates" immediately after the words "his appointor";

(ap) adding the following as a new paragraph immediately after Article 111(3):

For the purposes of this Article 111(1), "subsidiary" shall have the same meaning as defined in Rule 1.01 of the Listing Rules.

(aq) deleting in the 1st to 5th lines (inclusive) of Article 130 the words "A printed copy of the Directors' and auditors' reports accompanied by printed copies of the balance sheet and every document required by the Ordinance to be annexed to the balance sheet and profit and loss account or income and expenditure account shall, not less than twenty-one clear days before the annual general meeting before which they are to be laid, delivered or sent by post to every member and holder of debentures of the Company, and to the auditors" and substituting therefor the words "Subject to section 129G of the Ordinance and to Article [illegible] but not limited to, those members who have signified their refusal to communications with the Company being sent to them in the form of an electronic record)"

(ax) deleting Article 137 in its entirety and substituting therefor the following new Article 137.

Subject to Article 132, any notice or document (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) given or issued by or on behalf of the Company:

(i) if sent by post, shall be deemed to be effected by properly addressing, prepaying and posting an envelope or a wrapper containing the notice and to have been effected on the day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong or such other place from which such notice or document (as the case may be) was posted and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice was properly prepaid, addressed and put into such post office and a certificate in writing signed by the secretary or other person appointed by the Directors that the envelope or wrapper containing the notice was so addressed and put into such post office shall be conclusive evidence thereof;

(ii) if sent by delivering or leaving it at the registered address or address supplied for the sending of notices or documents to him otherwise than by post, shall be deemed to have been served or delivered on the day it was so delivered or left;

(iii) if by advertisement, shall be deemed to have been served on the day on which the advertisement appears;

(iv) if sent as an electronic communication, shall be deemed to have been served at the time when the notice or document is transmitted electronically provided that no notification that the electronic communication has not reached its recipient has been received by the sender, except that any failure in transmission beyond the sender's control shall not invalidate the effectiveness of the notice or document being served; and

(v) if published on the Company's computer network (including, but not limited to, its website), shall be deemed to have been served on the day on which the notice or document is published on the Company's computer network (including, but not limited to, the Company's website) to which he may have access and the notice of such publication is given to such person.

(ay) adding the following new article immediately after Article 138:

138A. (1) The signature to any notice or document by the Company may be written, printed or made electronically.

(2) Subject to any applicable laws, rules and regulations, any notice or document (including but not limited to the documents referred to in Article 130 and any "corporate communication" within the meaning ascribed thereto in the Listing Rules) may be given in the English language only, in the Chinese language only or in both the English language and the Chinese language.

(az) deleting Article 141 in its entirety and substituting therefor the following new Article 141:

(1) Subject to the provisions of and so far as may be permitted by the Ordinance, the Company may indemnify any officer of the Company against all costs, charges, losses, expenses and liabilities which he may sustain or incur in or about the execution and discharge of his duties or in relation thereto including any liability incurred by him:

(i) in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted; or

(ii) in connection with any application under section 358 of the Ordinance in which relief is granted to him by the court.

(2) The Company may purchase and maintain for any officer or auditor of the Company:

(i) insurance against any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company; and

(ii) insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company.

In this Article, "related company" in relation to the Company means any company that is the Company's subsidiary or holding company or a subsidiary of the Company's holding company."

By order of the Board
Wong Chi Keung
Company Secretary

Hong Kong, 30th April, 2004

Notes:

1. The register of members of the Company will be closed from Tuesday, 25th May, 2004 to Wednesday, 2nd June, 2004, both days inclusive, during which period no transfer of Shares will be registered. In order to qualify for the final dividend, all transfers of Shares accompanied by the relevant share certificates must be lodged for registration with the Company's share registrar, Abacus Share Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 p.m. on Monday, 24th May, 2004.

2. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

3. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such authority, must be deposited with the Company's share registrar, Abacus Share Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding of the meeting or adjourned meeting thereof.

4. At the 2003 annual general meeting of the Company, Ordinary Resolutions were passed giving general mandates to Directors to repurchase Shares on the Stock Exchange and to allot, issue and otherwise deal with additional Shares in the capital of the Company respectively. Under the provisions of the Companies Ordinance and the Listing Rules these general mandates lapse at the conclusion of the 2004 AGM, unless renewed at that meeting. The Ordinary Resolutions sought in items 5A and 5B of the above notice renew these mandates

5. With reference to the Ordinary Resolutions sought in items 5A and 5B of the above notice, the Directors wish to state that they have no immediate plans to repurchase any existing Shares or to issue any new Shares. Approval is being sought from members of the Company as a general mandate pursuant to the Companies Ordinance and the Listing Rules.

6. The Articles of Association proposed to be adopted by the Company and which will, if the same is adopted, be delivered to (and registered by) the Registrar of Companies of Hong Kong be in the English language. Accordingly, the Special Resolution as set out in the above notice will, if passed, be passed in the English language. The translation into the Chinese language of the above notice (including the Special Resolution which contains the proposed changes to the Articles of Association) is for reference only. In case of any inconsistency, the English version shall prevail.

As at the date hereof, the board of directors of the Company comprises Mr Ou Bingchang, Mr Chen Guangsong, Mr Li Fei, Mr Liang Ningguang, Mr Xiao Boyan, Mr Liang Yi, Mr Wong Chi Keung, Miss Yan Yuk Fung, Mr Yu Lup Fat, Joseph and Mr Lee Ka Lun.

此乃要件 請即處理

閣下對本通函任何方面或應採取之行動如有任何疑問，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或以其他方式**轉讓**全部名下之越秀投資有限公司或越秀交通有限公司股份，應立即將本通函交予買主或承讓人，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本通函並不構成越秀投資有限公司或越秀交通有限公司股份或其他證券之購買建議，亦不應當作購買建議之要約。

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
（在香港註冊成立的有限公司）

越秀交通有限公司
GZI Transport Limited
（在百慕達註冊成立的有限公司）

關連及須予披露的交易

投資於廣州市西二環高速公路

越秀投資有限公司董事會獨立委員會及
越秀交通有限公司董事會獨立委員會之獨立財務顧問

KIM ENG
金英企業融資（香港）有限公司

公司董事會函件載於本通函第4頁至第11頁。

公司董事會獨立委員會函件載於本通函第12頁及第13頁。公司董事會獨立委員會之獨立財務顧問金英之函件載於本通函第14頁至第19頁。

二〇〇四年六月十四日

目　　錄

除文意另有所指外，於本通函內之以下詞彙具有下列涵義：

「聯繫人」	指	具有《上市規則》所述的涵義；
「公司」	指	越秀投資及越秀交通；
「關連人士」	指	具有《上市規則》所述的涵義；
「公路開發公司」	指	中國國有企業廣州市公路開發公司，此公司是越秀交通其中5家附屬公司的主要股東。因此，公路開發公司是越秀投資和越秀交通的關連人士；
「越秀投資的同陣營股東」	指	越秀企業、Bosworth International Limited、Novena Pacific Limited、Morrison Pacific Limited、Greenwood Pacific Limited、Goldstock International Limited與越秀財務有限公司
「越秀交通的同陣營股東」	指	越秀企業、Housemaster Holdings Limited、Power Head Limited、Delta Force Holdings Limited、Lawson Enterprises Limited、越秀投資、越秀財務有限公司與Greenwood Pacific Limited
「越秀投資」	指	越秀投資有限公司，一家在香港註冊成立的有限責任公司，其股份在主板市場及Singapore Exchange Securities Trading Limited（新加坡證券交易所）上市；
「越秀投資集團」或「集團」	指	越秀投資及其附屬公司；
「廣州越鵬」	指	廣州越鵬信息有限公司，一家在中國註冊成立的有限責任公司，而且是越秀交通的間接全資附屬公司兼越秀投資的間接附屬公司；
「越秀交通」	指	越秀交通有限公司，一家在百慕達註冊成立的有限責任公司，其股份在主板市場上市；
「越秀交通集團」	指	越秀交通及其附屬公司；
「港元」	指	香港的法定貨幣香港元；

「香港」	指	中國人民共和國香港特別行政區；
「越秀投資董事會獨立委員會」	指	由越秀投資董事會委任的獨立委員會，就《合營協議》向越秀投資的獨立股東提供意見，該委員會的成員為越秀投資的獨立非執行董事，即余立發先生及李家麟先生；
「越秀交通董事會獨立委員會」	指	由越秀交通董事會委任的獨立委員會，就《合營協議》向越秀交通的獨立股東提供意見，該委員會的成員為越秀交通的獨立非執行董事，即馮家彬先生、劉漢銓先生及張岱樞先生；
「獨立股東」	指	具有《上市規則》第14A章所述的涵義；
「獨立第三方」	指	並非越秀投資及越秀交通兩者的關連人士的第三方（定義見《上市規則》）；
「《合營協議》」	指	公路開發公司、廣州越鵬及深圳高速公路公司就廣州市西二環高速公路公司的成立，於二○○四年五月二十四日簽訂的合營協議；
「金英」	指	金英企業融資（香港）有限公司，根據《證券及期貨條例》註冊之持牌法團，可進行第6類受規管活動，並已獲委任為獨立財務顧問，就《合營協議》的條款和條件向越秀投資董事會獨立委員會及越秀交通董事會獨立委員會提供意見；
「最後可行日期」	指	二○○四年六月十日，即本通函付印前為確定其所載之若干資料之最後可行日期；
「《上市規則》」	指	《香港聯合交易所有限公司證券上市規則》；
「主板市場」	指	由聯交所經營，獨立於聯交所創業板市場而且與聯交所創業板市場並行運作的證券市場（不包括期權市場）；

「中國」	指	中華人民共和國，在本通函而言，不包括香港、台灣及澳門特別行政區；
「高速公路項目」	指	根據《合營協議》興建廣州市西二環高速公路的高速公路項目，該高速公路位於中國珠江三角洲的中心位置；
「人民幣」	指	中國的法定貨幣人民幣元；
「《證券及期貨條例》」	指	香港法例第571章（經不時修訂或補充）《證券及期貨條例》；
「深圳高速公路公司」	指	深圳高速公路股份有限公司，為獨立第三方及一家在中國註冊成立的有限責任股份合資公司，其股份在主板市場上市；
「聯交所」	指	香港聯合交易所有限公司；
「附屬公司」	指	具有《公司條例》（香港法例第32章）第2條所述的涵義；
「主要股東」	指	具有《上市規則》所述的涵義；
「廣州市西二環高速公路公司」	指	廣州市西二環高速公路有限公司，一家將根據《合營協議》在中國成立的合營有限責任公司；及
「越秀企業」	指	越秀企業（集團）有限公司，一家在香港註冊成立的有限責任公司，又是越秀投資的最終控股公司，因而是越秀交通的最終控股公司，而且透過其附屬公司，分別自一九九二年及一九九六年起間接在越秀投資及越秀交通擁有股權。

於本通函內，以人民幣表示之若干數額乃以1.00港元兑人民幣1.06元之滙率換算為港元，並僅供參考之用。此等換算並不表示有關數額已按、理應已按或可按上述滙率或任何其他滙率換算。

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(在香港註冊成立的有限公司)

執行董事：
區秉昌先生(董事長)
陳光松先生
李飛先生
梁凝光先生
肖博彥先生
梁毅先生
黃之強先生
甄玉鳳小姐

獨立非執行董事：
余立發先生
李家麟先生

註冊辦事處：
香港灣仔
駱克道160-174號
越秀大廈24樓

越秀交通有限公司
GZI Transport Limited
(在百慕達註冊成立的有限公司)

執行董事：
區秉昌先生(董事長)
李新民先生
陳光松先生
陳家宏先生
梁凝光先生
肖博彥先生
梁毅先生
杜良英先生
杜新讓先生
鍾鳴先生
何子勵先生
張思源先生

非執行董事：
馮家彬先生*
劉漢銓先生*
潘政先生
張岱樞先生*

* 獨立非執行董事

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

總辦事處及主要營業地點：
香港灣仔
軒尼詩道103號
越興大廈23樓

敬啟者：

關連及須予披露的交易

投資於廣州市西二環高速公路

緒言

謹此提述公司於二〇〇四年五月二十四日刊發之聯合公佈，於該聯合公佈內，越秀投資及越秀交通兩者的董事公佈，廣州越鵬、公路開發公司及深圳高速公路公司已於二〇〇四年五月二十四日簽訂《合營協議》。根據該協議，廣州市西二環高速公路公司將會成立，負責興建並經營廣州市西二環高速公路。廣州市西二環高速公路公司的投資總額預期約為人民幣29.7億元（相當於約28億港元），其中人民幣10億元（相當於約9.433億港元）為註冊資本，將由廣州市西二環高速公路公司的合營方出資。投資總額的其餘金額將由廣州市西二環高速公路公司在中國以銀行融資的方式募集。該項銀行融資仍未落實。即使不能取得該項銀行融資，根據《合營協議》，各合營方並無必要支付投資總額的餘額。

本通函旨在向越秀投資的股東及越秀交通的股東提供有關《合營協議》的詳情，並載列越秀投資董事會獨立委員會及越秀交通董事會獨立委員會向股東提出之意見及金英向越秀投資董事會獨立委員會及越秀交通董事會獨立委員會提出之意見。

《合營協議》

《合營協議》的主要條款列載如下：－

日期：	二〇〇四年五月二十四日
合營企業名稱：	廣州市西二環高速公路有限公司
經營期限：	由註冊成立之日起計30年

合營方：	(1) 公路開發公司(其主要從事公路基建計劃的實施及管理在廣州市及廣州市內4個城市即番禺、增城、從化和花都的收費道路項目) (2) 廣州越鵬(其為一家投資控股公司) (3) 深圳高速公路公司(其主要在中國從事收費公路和高速公路的投資、建設、經營和管理)
投資總額及註冊資本：	投資總額約為人民幣29.7億元(相當於約28億港元)，其中人民幣10億元(相當於約9.433億港元)為註冊資本，將由公路開發公司出資40%、廣州越鵬出資35%及深圳高速公路公司出資25%。投資總額的其餘金額將在中國以銀行融資的方式募集。該項銀行融資仍未落實。即使不能取得該項銀行融資，根據《合營協議》，各合營方並無必要支付投資總額的餘額。
出資註冊資本的條款：	各合營方出資註冊資本應以人民幣現金投入。在簽署《合營協議》時，各合營方應支付的首期出資額為公路開發公司出資人民幣1億元(相當於約9,434萬港元)、廣州越鵬出資人民幣8,750萬元(相當於約8,255萬港元)及深圳高速公路公司出資人民幣6,250萬元(相當於約5,896萬港元)。註冊資本的其餘金額應由各合營方分批出資，具體的出資金額和時間由廣州市西二環高速公路公司董事會決定，該董事會將於廣州市西二環高速公路公司成立後組成。
業務範圍：	籌劃、設計、建設和經營管理廣州市西二環高速公路及其配套服務設施，並對使用該等設施的使用者收取費用。

高速公路項目：	廣州市西二環高速公路公司的首要任務是完成有關建設廣州市西二環高速公路的項目，該公路位於中國珠江三角洲的中心地帶。
高速公路項目的預計竣工日：	二○○七年年初
收益分配與虧損承擔：	各合營方按其在註冊資本中所佔的權益比例分享收益，並以其在註冊資本中的出資額為限承擔虧損。
權益轉讓的優先認購權：	合營方凡轉讓其在廣州市西二環高速公路公司的權益，須按相同條款及條件讓其他合營方優先認購。然而，若任何合營方向其附屬公司或控股公司或該等控股公司的附屬公司轉讓權益，則不受上述其他合營方的優先認購權規限。
各合營方在董事會佔的席數：	公路開發公司、廣州越鵬及深圳高速公路公司分別有權委派四名、三名和兩名董事加入廣州市西二環高速公路公司的董事會，該董事會應由九名董事組成。董事長兼法定代表人應由公路開發公司委派。兩名副董事長應分別由廣州越鵬及深圳高速公路公司委派。
生效條件：	《合營協議》須待取得簽立及執行《合營協議》所需的一切公司內部授權及批准後，方告生效。
主要責任：	公路開發公司主要負責有關高速公路項目工程前期的立項及報批工作，根據《合營協議》的條款投入註冊資本，協助就成立廣州市西二環高速公路公司提出申請和辦理註冊，並協助廣州市西二環高速公路公司申請稅務優惠、購買設備、機器、辦公室器材及其他物料，以及裝置各項公用設施和通訊設備。廣州越鵬及深圳高速公路公司須按照《合營協議》的條款各自投入註冊資本出資。

有關高速公路項目的資料

高速公路項目是有關興建位於珠江三角洲中心地帶的廣州市西二環高速公路。廣州市西二環高速公路將起於佛山市南海區小塘鎮附近的廣三高速公路，止於廣州市白雲區茅山村，與廣州市北二環高速公路相接，全長約39.13公里，雙向六車道。

將興建的廣州市西二環高速公路將與廣州市北二環高速公路、京珠高速公路、廣花高速公路、新機場高速公路、廣三高速公路以及國道G324、G321、G105、G106、G107等公路形成強大的公路網絡，充分發揮國道主幹線、主骨架網絡功能，完善項目區域路網布局，改善投資環境，促進廣州市和珠江三角洲乃至整個廣東省的經濟發展，充分發揮廣州市作為區域經濟、文化中心的作用。

訂立《合營協議》的背景及資金來源

作為收費公路的投資者兼經營者，越秀交通投資於優質的收費公路和橋樑項目。一如截至二○○三年十二月三十一日止財政年度的年報所披露，越秀交通曾考慮對廣州市東二環高速公路、廣州市西二環高速公路和廣明高速公路(廣州市東二環高速公路延長線)等其他位處珠江三角洲中心地帶的高速公路項目作出投資。《合營協議》是越秀交通為了上述新項目而打算訂立的多項協議之一。越秀交通現正磋商參與建設、經營和管理其他兩條高速公路，但並未達成任何協議。此事能否成功視乎市場情況、成本考慮及業務計劃和策略等多項因素而定，不能保證必會進行該等交易。越秀投資和越秀交通兩者的董事均確認，若簽訂任何有關協議，越秀投資和越秀交通均會遵守《上市規則》的有關規定。

廣州越鵬在《合營協議》下的出資款額將以越秀交通的內部財政資源支付。

訂立《合營協議》的利益

越秀投資的其中一項主要業務及越秀交通的主要業務為經營收費公路、高速公路和橋樑。越秀交通作為越秀投資的附屬公司，一向積極尋求機會收購位於珠江三角洲中心地帶、有增長潛力及良好投資回報的優質高速公路項目，以擴充本身的收費高速公路業務。廣州市西二環高速公路若依據《合營協議》興建，將與越秀投資和越秀交通現時經營的其他

公路和高速公路形成廣州市和珠江三角洲強大的公路網絡。此公路網絡將促進廣州市及珠江三角洲乃至整個廣東省的經濟發展。因此，越秀投資及越秀交通兩者的董事均預期，由於上述地區的貿易及其他業務不斷發展，使珠江三角洲中心地區的交通日益繁忙，該區的高速公路業務亦會隨之持續增長。

廣州越鵬是越秀交通的間接全資附屬公司。越秀交通是越秀投資的附屬公司，因此廣州越鵬亦是越秀投資的間接附屬公司。廣州市西二環高速公路公司將按照《合營協議》成立，其中35%股權將由廣州越鵬持有，因而會成為越秀交通及越秀投資的間接聯營公司。越秀投資及越秀交通兩者的董事均認為，投資於廣州市西二環高速公路公司會為越秀投資及越秀交通提供穩定的收入來源和盈利基礎，從而進一步加強兩家公司的盈利能力。

越秀投資及越秀交通兩者的董事均認為，《合營協議》的條款均按公平交易的基準與公路開發公司及深圳高速公路公司洽談，實屬公平合理，而且符合越秀投資及其股東整體上的利益以及符合越秀交通及其股東整體上的利益。

關連及須予披露的交易

在合營協議簽訂之日，公路開發公司是越秀交通轄下5家附屬公司的主要股東，因而是越秀投資及越秀交通的關連人士。該5家附屬公司分別是廣州市太和公路發展有限公司、廣州市太龍公路發展有限公司、廣州市維安公路發展有限公司、廣州市新廣公路發展有限公司及廣州市南新公路發展有限公司，公路開發公司分別持有該5家附屬公司20%、49%、20%、45%及20%的股權。由於越秀交通是越秀投資的附屬公司，上述附屬公司亦是越秀投資的附屬公司。因此，根據《上市規則》第14A.13(6)條，廣州越鵬簽訂《合營協議》一事構成越秀投資及越秀交通的關連交易，必須取得越秀投資及越秀交通兩者的獨立股東的批准。

按《上市規則》第14.15條訂明的代價測試計算，廣州越鵬在《合營協議》下須承擔的出資總額比率超過5%但不超過25%。因此，根據《上市規則》，廣州越鵬簽訂《合營協議》一事亦構成越秀投資及越秀交通的須予披露的交易。

越秀投資及越秀交通兩者的董事均確認，除上述者外，公路開發公司並無因為與越秀投資或越秀交通有任何其他關連而成為越秀投資或越秀交通的關連人士，並確認深圳高速

公路公司是獨立第三方。因此，越秀投資及越秀交通若根據《上市規則》召開股東大會以批准《合營協議》，兩者的股東均毋須放棄表決權利。

在最後可行日期，越秀投資的同陣營股東實益擁有越秀投資3,229,315,248股股份，佔越秀投資的已發行股本約51.1%。該等由越秀投資的同陣營股東持有的權益與由越秀投資其他股東持有的權益並無分別。在最後可行日期，越秀交通的同陣營股東(包括越秀投資)實益擁有越秀交通808,988,076股股份，佔越秀交通的已發行股本約72.6%。該等由越秀交通的同陣營股東持有的權益與由越秀交通其他股東持有的權益並無分別。

按以上所述，越秀投資的同陣營股東及越秀交通的同陣營股東在《合營協議》中並無任何利益關係，因此有權就《合營協議》投票。已取得越秀投資的同陣營股東及越秀交通的同陣營股東的確認書，表明批准《合營協議》。

越秀投資及越秀交通已向聯交所申請，要求獲豁免而聯交所亦已批准豁免遵守有關召開股東大會的規定。根據該項豁免，在《上市規則》第14A.43條下，召開股東大會的規定應可以獨立股東書面批准方式來代替。

有關越秀投資的一般資料

越秀投資主要從事房地產投資與開發、收費公路和橋樑營運，以及製造和銷售新聞紙及瓦楞紙的業務。

截至二○○三年十二月三十一日止財政年度的經審計總合併營業額約為39.018億港元，股東應佔溢利約為3.0065億港元。截至二○○三年十二月三十一日止的經審計合併資產總值約為256億港元。

有關越秀交通的一般資料

越秀交通主要在中國廣東省從事投資、開發、經營和管理收費公路、高速公路及橋樑的業務。

截至二○○三年十二月三十一日止財政年度的經審計總合併營業額約為4.0557億港元，股東應佔溢利約為2.2382億港元。截至二○○三年十二月三十一日止的經審計合併資產總值約為45.6億港元。

推薦意見

由越秀投資全體獨立非執行董事組成之越秀投資董事會獨立委員會及由越秀交通全體獨立非執行董事組成之越秀交通董事會獨立委員會已獲委任，以考慮《合營協議》的條款及條件及就此向其各自股東提供意見。金英已獲委任為獨立財務顧問，就此向越秀投資董事會獨立委員會及越秀交通董事會獨立委員會提供意見。

謹請留意載列於本通函第12頁至第13頁之越秀投資董事會獨立委員會及越秀交通董事會獨立委員會函件以及載列於本通函第14頁至第19頁之金英函件。

經考慮金英所給予之意見後，越秀投資董事會獨立委員會及越秀交通董事會獨立委員會均認為，《合營協議》之條款乃按一般商業條款訂立，屬公平合理，而且符合越秀投資及其股東整體上的利益以及符合越秀交通及其股東整體上的利益。

其他資料

本通函附錄一載有公司之其他資料，可供　閣下參考。

此致

越秀投資股東及越秀交通股東　台照

越秀投資有限公司	越秀交通有限公司
承董事會命	承董事會命
越秀投資有限公司	**越秀交通有限公司**
董事長	董事長
區秉昌	**區秉昌**
謹啟	謹啟

二〇〇四年六月十四日

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(在香港註冊成立的有限公司)

越秀交通有限公司
GZI Transport Limited
(在百慕達註冊成立的有限公司)

敬啟者：

關連及須予披露的交易

投資於廣州市西二環高速公路

吾等提述日期為二〇〇四年六月十四日致越秀投資股東及越秀交通股東之聯合通函(「**該通函**」)，本函件乃其一部份。除非本函件之文意另有所指，否則本函件所用詞彙與該通函所界定者具相同涵義。

越秀投資董事會獨立委員會已獲越秀投資的董事會委任，而且越秀交通董事會獨立委員會亦已獲越秀交通的董事會委任，以考慮《合營協議》的條款及條件(其詳情載於該通函之董事會函件內)，及就此向其各自的越秀投資股東及越秀交通股東提供意見。金英已獲委任為獨立財務顧問，就此向越秀投資董事會獨立委員會及越秀交通董事會獨立委員會提供意見。

根據《上市規則》，《合營協議》構成越秀投資及越秀交通之關連交易及須予披露的交易。吾等促請　閣下留意載於該通函第14頁至第19頁之金英致越秀投資董事會獨立委員會及越秀交通董事會獨立委員會函件，當中載有金英就《合營協議》的條款及條件向吾等提供之意見。吾等曾就該函件及其內所載意見與金英磋商。

經考慮（其中包括）上述函件所載金英就投資於廣州市西二環高速公路公司所考慮之因素和理由及其提供之意見後，吾等認為並認同金英之意見，即《合營協議》之條款乃按一般商業條款訂立，屬公平合理，而且符合越秀投資及其股東整體上的利益以及符合越秀交通及其股東整體上的利益。

此致

越秀投資股東及越秀交通股東　台照

越秀投資有限公司	**越秀交通有限公司**
董事會獨立委員會	**董事會獨立委員會**
獨立非執行董事	獨立非執行董事
余立發　李家麟	**馮家彬　劉漢銓　張岱樞**
謹啟	謹啟

二〇〇四年六月十四日

以下是金英企業融資(香港)有限公司函件的全文，此函件是為載入本通函而擬備，當中載有就《合營協議》向越秀投資董事會獨立委員會及越秀交通董事會獨立委員會提供之意見。

KIM ENG

金英企業融資(香港)有限公司
香港中環
夏愨道12號
美國銀行大廈1901室

致：越秀投資有限公司的董事會獨立委員會

越秀交通有限公司的董事會獨立委員會

敬啟者：

關連及須予披露的交易
投資於廣州市西二環高速公路

緒言

吾等獲委任為越秀投資董事會獨立委員會及越秀交通董事會獨立委員會的獨立財務顧問，就《合營協議》的條款及條件提供意見。《合營協議》的詳情載於董事會函件內，該函件載於二○○四年六月十四日致公司各股東的聯合通函(「該通函」)，而本函件亦已載入該通函內。除文意另有所指外，在本函件內使用的用語與在該通函內所界定者具有相同涵義。

廣州越鵬(越秀交通的間接全資附屬公司)於二○○四年五月二十四日與公路開發公司及深圳高速公路公司簽訂《合營協議》。根據該協議，廣州市西二環高速公路公司將會成立，負責興建並經營位於中國珠江三角洲中心地帶的廣州市西二環高速公路。廣州市西二環高速公路公司其中35%股權將由廣州越鵬持有，因而會成為越秀交通的間接聯營公司。

由於公路開發公司是越秀交通轄下5家附屬公司的主要股東，因而是公司的關連人士。根據《上市規則》第14A.13(6)條，簽訂《合營協議》一事構成公司的關連交易，必須取得公司各自的獨立股東的批准。根據《上市規則》第14.15條，《合營協議》亦構成公司的須予披露的交易。

公司已向聯交所申請，要求獲豁免而聯交所亦已批准豁免遵守有關召開股東大會的規定。根據該項豁免，在《上市規則》第14A.43條下，召開股東大會的規定應可以獨立股東書面批准方式來代替。已取得越秀投資的同陣營股東及越秀交通的同陣營股東的確認書，表明批准《合營協議》。

兩家公司之董事會獨立委員會

越秀投資的董事會現有8名執行董事，即區秉昌先生、陳光松先生、李飛先生、梁凝光先生、肖博彥先生、梁毅先生、黃之強先生及甄玉鳳小姐；另有兩名獨立非執行董事，即余立發先生及李家麟先生，根據《上市規則》第3.13條，彼等被視為獨立董事。

越秀交通的董事會現有12名執行董事，即區秉昌先生、李新民先生、陳光松先生、陳家宏先生、梁凝光先生、肖博彥先生、梁毅先生、杜良英先生、杜新讓先生、鍾鳴先生、何子勵先生及張思源先生；另有1名非執行董事，即潘政先生；另有3名獨立非執行董事，即馮家彬先生、劉漢銓先生及張岱樞先生，根據《上市規則》第3.13條，彼等被視為獨立董事。

越秀投資董事會獨立委員會的成員為余立發先生及李家麟先生，亦即越秀投資的全體獨立非執行董事，而越秀交通董事會獨立委員會的成員為馮家彬先生、劉漢銓先生及張岱樞先生，亦即越秀交通的全體獨立非執行董事，此兩個獨立委員會將會成立，以考慮《合營協議》的條款及條件，並為此向越秀投資及越秀交通的獨立股東提供意見。

吾等意見之依據

吾等在提供意見時，已依據該通函所載的資料和陳述，並假定在該通函內作出及提及的一切資料和陳述在作出之時均為真實、準確及完整，而且在該通函發出之日繼續為真實、準確及完整。

吾等亦假定公司各董事在該通函內作出的一切有關相信、意見及意向的聲明均經過彼等適當的查詢及審慎考慮後始合理地作出，並無遺漏任何其他事實而使該通函所載的任何聲明在任何重大方面有誤導成份。

除上述外，吾等認為吾等已審閱充足資料，合理地及有依據地認為上述載於該通函內的資料均準確，作為吾等提供意見的合理依據。吾等進行的查核及分析均以公司提供的資

料為依據，該等資料其中亦包括廣州市西二環高速公路公司的組織章程細則、公路開發公司和廣州越鵬及深圳高速公路公司於二〇〇四年五月二十四日簽訂的《合營協議》及公司截至二〇〇二年十二月三十一日止年度和截至二〇〇三年十二月三十一日止年度的經審核財務報表。

此外，吾等並無理由懷疑公司各董事向吾等提供的資料和陳述的真實性、準確性及／或完整性。由於廣州市西二環高速公路公司仍未成立，吾等並無就該公司任何業務狀況、財務狀況及／或前景進行任何獨立的深入調查，亦無就所得的資料進行任何獨立核實。

考慮之主要因素及理由

就《合營協議》的條款及條件提供意見時，吾等已考慮以下各項主要因素及理由：

1. **簽訂《合營協議》的背景及理由**

越秀投資其中一項主要業務及越秀交通的主要業務是從事收費的公路、高速公路及橋樑的營運。

一如在該通函內的董事會函件所述，越秀交通一向積極尋求機會收購位於珠江三角洲中心地帶，有增長潛力及良好投資回報的優質高速公路項目，以擴充本身的收費高速公路業務。廣州市西二環高速公路若依據《合營協議》興建，將與越秀交通現時經營的其他公路和高速公路形成廣州和珠江三角洲強大的公路網絡，而該網絡將有助加速廣州和珠江三角洲甚至整個廣東省的經濟發展。因此，公司的董事(「公司董事」)預計由於珠江三角洲中心地帶的商貿及其他業務持續發展，交通流量不斷增加，該地區的高速公路業務將繼續增長。鑑於中國尤其在珠江三角洲一帶的經濟發展，以及建議興建收費橋樑連接香港、澳門及廣東省，吾等認為由於珠江三角洲地區一帶的交通流量日益增長，簽訂《合營協議》開發高速公路項目可使集團從收費道路投資中獲益。

一如越秀交通二〇〇三年的年報所載，越秀交通一直考慮投資在廣州市東二環高速公路、廣州市西二環高速公路和廣明高速公路(廣州市東二環高速公路延長線)等位於珠江三角洲中心地帶的其他高速公路項目。《合營協議》是越秀交通為了上述新的項目而計劃簽訂的其中一項協議。

經考慮集團現時的業務策略及上文提及的經濟因素，吾等認為簽訂《合營協議》對集團而言是順理成章的做法，與集團現時的業務一致，亦符合集團物色具潛力的投資項目，以擴大日後收入基礎的業務策略。

2. **《合營協議》的主要條款**

以下為《合營協議》中吾等曾考慮的一些主要條款：

投資總額及註冊資本

廣州市西二環高速公路公司將在中國以有限責任形式成立。根據《合營協議》，投資總額約為人民幣29.7億元(相當於約28億港元)，其中人民幣10億元(相當於約9.433億港元)為註冊資本，將由公路開發公司出資40%、廣州越鵬出資35%及深圳高速公路公司出資25%。投資總額的其餘金額將在中國以銀行融資的方式募集。吾等認為，按公路開發公司、廣州越鵬及深圳高速公路公司(統稱「**合營方**」)各自的股權比例出資實屬公平合理。

損益分配

根據《合營協議》的條款，合營方將按各自在註冊資本所佔的權益比例分配利潤，並按各自在註冊資本的出資額為限分擔虧損，吾等認為此基準公平合理。

各合營方在董事會佔的席數

廣州市西二環高速公路公司的董事會將有9名董事，其中4名由高速公路公司委任、3名由廣州越鵬委任及兩名由深圳高速公路公司委任。廣州市西二環高速公路公司董事會的組成是以每個合營方所佔的股權比例為基準，吾等認為實屬公平合理。

優先購買權

每一合營方凡轉讓其在廣州市西二環高速公路公司的權益，須按相同條款及條件讓其他合營方優先認購。然而，若任何合營方向其附屬公司或控股公司或該等控股公司的附屬公司轉讓權益，則不受上述其他合營方的優先認購權規限。

吾等認為此類規定常見於大部份合營協議，對所有有關合營方實屬公平合理。

3. 《合營協議》的融資

註冊資本投入

在簽訂《合營協議》後，各合營方的首期出資額分別為廣州越鵬出資人民幣8,750萬元(相當於約8,255萬港元)、公路開發公司出資人民幣1億元(相當於約9,434萬港元)及深圳高速公路公司出資人民幣6,250萬元(相當於約5,896萬港元)。註冊資本的其餘金額人民幣7.5億元應由各合營方分批出資，具體的出資金額和時間由廣州市西二環高速公路公司的董事會決定，該董事會將於廣州市西二環高速公路公司成立後組成。吾等認為按比例出資的安排實屬公平合理。

投資總額的餘額

廣州市西二環高速公路公司的投資總額與註冊資本之間的差額約為人民幣19.7億元(相當於約18.6億港元)，將在中國以銀行融資的方式募集。一如在本通函內的董事會函件所述，該項銀行融資仍未落實，即使不能取得該項銀行融資，根據《合營協議》，各合營方並無必要支付投資總額的餘額。

4. 《合營協議》對集團的財務影響

根據廣州市西二環高速公路公司的業務計劃及《合營協議》的條款，高速公路項目的完工日期預計大約是二○○七年年初。鑑於集團最終會在廣州市西二環高速公路公司擁有35%的實際股本權益，預期以股本基準計算，集團可享有廣州市西二環高速公路公司其中35%的盈利。然而，吾等無法估計廣州市西二環高速公路公司的經營業績，因而無法測量《合營協議》對集團日後業績的影響。

根據越秀交通二○○三年年報所載，越秀交通截至二○○三年十二月三十一日止的銀行及現金結餘總額約為2.52億港元，而截至二○○三年十二月三十一日止年度則有正向淨營運現金流量約2.68億港元。越秀交通透過廣州越鵬在廣州市西二環高速公路公司作出的首期出資約人民幣8,750萬元(相當於約8,255萬港元)將由越秀交通的內部財政資源支付。在向廣州市西二環高速公路公司投入註冊資本後，集團的現金情況預期會減少。假定集團現時的

流動內部資源維持於類似二〇〇三年十二月三十一日的水平，吾等認為集團將有充足內部資源以應付首期出資的規定。因此，作出該項投資後，對集團的整體營運資金狀況及總資本負債比率水平不應有任何重大及即時影響。

吾等認為，除對集團的營運資金有輕微影響外，投資於新成立的廣州市西二環高速公路公司將對公司現時的資產淨值沒有重大負面影響。

建議

經考慮以上各項主要因素及理由，包括但不限於被視為對所有有關合營方均公平的按比例出資及損益分配安排，吾等認為《合營協議》的條款乃按一般商業條款訂立，屬公平合理，合乎越秀投資及其股東整體上的利益，亦合乎越秀交通及其股東整體上的利益。

金英企業融資(香港)有限公司
代表
董事
江麗雲

二〇〇四年六月十四日

1. 責任聲明

本通函載有為遵照《上市規則》就提供有關公司資料而作出之詳情。公司之董事就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，本通函所發表之意見乃經審慎周詳考慮後始行作出，且本通函概無遺漏任何事實以致本通函之任何聲明有所誤導。

2. 越秀投資董事權益披露

除下文所披露者外，於最後可行日期，越秀投資董事或主要行政人員（如有）概無在越秀投資或其任何相聯法團（定義見《證券及期貨條例》第XV部）擁有或被視作擁有須根據《證券及期貨條例》第7及8分部通知越秀投資及聯交所之股份、相關股份及債券之權益或淡倉，包括根據《證券及期貨條例》相關條文被當作或視作擁有之權益或淡倉；或根據《證券及期貨條例》第352條須載於登記冊之權益或淡倉；或根據《上市公司董事進行證券交易之標準守則》規定須通知越秀投資及聯交所之權益或淡倉。

(a) 於越秀投資及其相聯法團之股份中之好倉

董事	於越秀投資或其相聯法團之權益	持有權益之身份	於相同類別之證券中之股權概約百分比	證券數目及類別
梁凝光先生*	越秀投資	實益擁有人	0.01	400,000股股份
肖博彥先生*	越秀投資	實益擁有人	0.01	500,000股股份
黃之強先生	越秀投資	實益擁有人	0.02	1,200,000股股份
	越秀交通	實益擁有人	0.04	474,000股股份
李家麟先生	越秀投資	實益擁有人	0.02	1,050,000股股份

(b) 於越秀投資及其相聯法團股本衍生工具之相關股份中之好倉

董事	於越秀投資或其相聯法團之權益	持有權益之身份	授出日期 (附註)	每股行使價 港元	尚未行使之購股權數目
區秉昌先生*	越秀投資	實益擁有人	02/06/2003	0.5400	9,000,000
陳光松先生*	越秀投資	實益擁有人	02/06/2003	0.5400	8,000,000
李　飛先生	越秀投資	實益擁有人	02/06/2003	0.5400	7,000,000
梁凝光先生*	越秀投資	實益擁有人	02/06/2003	0.5400	7,000,000
肖博彥先生*	越秀投資	實益擁有人	02/06/2003	0.5400	7,000,000
梁　毅先生*	越秀投資	實益擁有人	02/06/2003	0.5400	7,000,000
甄玉鳳小姐	越秀投資	實益擁有人	02/06/2003	0.5400	3,000,000
余立發先生	越秀投資	實益擁有人	02/06/2003	0.5400	3,500,000
李家麟先生	越秀投資	實益擁有人	02/06/2003	0.5400	2,450,000

附註：

購股權可由二○○三年六月二日起至二○一三年六月一日止期間內隨時行使，惟限於(i)直至購股權授出日期首週年的期間內，行使最多達所授予購股權的30%；及(ii)直至購股權授出日期第二週年的期間內，行使最多達所授予購股權的60%。

* 區秉昌先生、陳光松先生、梁凝光先生、肖博彥先生和梁毅先生亦是越秀交通之董事。

於最後可行日期，概無越秀投資董事或名列於本通函下文第6(a)段之專業機構自二○○三年十二月三十一日（即編製越秀投資集團最近期公佈經審核綜合賬目之日）起收購或出售或租予任何越秀投資集團成員公司，或建議收購或出售或租予任何越秀投資集團成員公司之任何資產中擁有任何直接或間接權益。

於最後可行日期，各越秀投資董事於任何越秀投資集團成員公司訂立之任何有效並與越秀投資集團業務有重大關連的合約或安排中概無擁有重大權益。

3. 越秀交通董事權益披露

除下文所披露者外，於最後可行日期，越秀交通董事或主要行政人員(如有)概無在越秀交通或其任何相聯法團(定義見《證券及期貨條例》第XV部)擁有或被視作擁有須根據《證券及期貨條例》第7及8分部通知越秀交通及聯交所之股份、相關股份及債券之權益或淡倉，包括根據《證券及期貨條例》相關條文被當作或視作擁有之權益或淡倉；或根據《證券及期貨條例》第352條須載於登記冊之權益或淡倉；或根據《上市公司董事進行證券交易之標準守則》規定須通知越秀交通及聯交所之權益或淡倉。

(a) 於越秀交通及其相聯法團之股份中之好倉

董事	於越秀交通或其相聯法團之權益	持有權益之身份	於相同類別之證券中之股權概約百分比	證券數目及類別
梁凝光先生**	越秀投資	實益擁有人	0.01	400,000股股份
肖博彥先生**	越秀投資	實益擁有人	0.01	500,000股股份
陳家宏先生	越秀交通	實益擁有人	0.02	210,000股股份
杜良英先生	越秀交通	實益擁有人	0.01	78,000股股份
杜新讓先生	越秀交通	實益擁有人	0.04	488,000股股份
何子勵先生	越秀交通	實益擁有人	0.27	3,000,000股股份
張思源先生	越秀交通	實益擁有人	0.05	580,000股股份
	越秀投資	實益擁有人	0.01	490,000股股份

(b) 於越秀交通及其相聯法團股本衍生工具之相關股份中之好倉

董事	於越秀交通或其相聯法團之權益	持有權益之身份	授出日期	每股行使價 港元	尚未行使之購股權數目 (附註)
區秉昌先生**	越秀投資	實益擁有人	02/06/2003	0.5400	9,000,000
陳光松先生**	越秀投資	實益擁有人	02/06/2003	0.5400	8,000,000
梁凝光先生**	越秀投資	實益擁有人	02/06/2003	0.5400	7,000,000
肖博彥先生**	越秀投資	實益擁有人	02/06/2003	0.5400	7,000,000
梁　毅先生**	越秀投資	實益擁有人	02/06/2003	0.5400	7,000,000

附註：

購股權可由二〇〇三年六月二日起至二〇一三年六月一日止期間內隨時行使，惟限於(i)直至購股權授出日期首週年的期間內，行使最多達所授予購股權的30%；及(ii)直至購股權授出日期第二週年的期間內，行使最多達所授予購股權的60%。

** 區秉昌先生、陳光松先生、梁凝光先生、肖博彥先生和梁毅先生亦是越秀投資之董事。

於最後可行日期，概無越秀交通董事或名列於本通函下文第6(a)段之專業機構自二〇〇三年十二月三十一日(即編製越秀交通集團最近期公佈經審核綜合賬目之日)起收購或出售或租予任何越秀交通集團成員公司，或建議收購或出售或租予任何越秀交通集團成員公司之任何資產中擁有任何直接或間接權益。

於最後可行日期，各越秀交通董事於任何越秀交通集團成員公司訂立之任何有效並與越秀交通集團業務有重大關連的合約或安排中概無擁有重大權益。

4. 越秀投資主要股東

除下文所披露者外，於最後可行日期，就越秀投資董事或主要行政人員(如有)所知，概無任何人士(非為越秀投資董事或主要行政人員(如有)或任何越秀投資集團成員公司)於股份或相關股份中擁有根據《證券及期貨條例》第XV部第2及3分部條文須予披露之權益或淡

倉(包括根據《證券及期貨條例》條文被當作或視作擁有之權益或淡倉),或直接或間接擁有任何類別附有權利可於任何情況下在越秀投資之股東大會上投票之股份面值10%或以上權益。

名稱	於越秀投資集團成員公司之權益	持有權益之身份	好倉/淡倉	於相同類別之證券之股權概約百分比	所持證券數目及類別
越秀企業(附註1)	越秀投資	實益擁有人及受控法團之權益	好倉	51.12	3,229,315,248股股份
J.P. Morgan Chase & Co.(附註2)	越秀投資	投資經理及核准借出代理人	好倉	7.92	500,092,000股股份

附註:

1. 越秀企業直接持有越秀投資10,928,184股股份;根據《證券及期貨條例》,由於透過其全資附屬公司間接持有股份,故被視為擁有越秀投資3,218,387,064股股份之權益,有關的詳情如下:

名稱	持有權益之身份	好倉/淡倉	所持證券數目及類別
Excellence Enterprises Co., Ltd.(「Excellence」)(附註i)	受控法團之權益	好倉	3,174,015,064股股份
Bosworth International Limited	實益擁有人	好倉	2,279,312,904股股份
Sun Peak Enterprises Ltd.(「Sun Peak」)(附註ii)	受控法團之權益	好倉	565,683,000股股份
Novena Pacific Limited(「Novena」)	實益擁有人	好倉	565,683,000股股份
Shine Wah Worldwide Limited(「Shine Wah」)(附註iii)	受控法團之權益	好倉	158,049,000股股份
Morrison Pacific Limited(「Morrison」)	實益擁有人	好倉	158,049,000股股份

名稱	持有權益之身份	好倉／淡倉	所持證券數目及類別
Perfect Goal Development Co., Ltd.（「Perfect Goal」）（附註iv）	受控法團之權益	好倉	135,737,000股股份
Greenwood Pacific Limited（「Greenwood」）	實益擁有人	好倉	135,737,000股股份
Seaport Development Limited（「Seaport」）（附註v）	受控法團之權益	好倉	35,233,160股股份
Goldstock International Limited（「Goldstock」）	實益擁有人	好倉	35,233,160股股份
越秀財務有限公司	實益擁有人	好倉	44,372,000股股份

i. 根據《證券及期貨條例》，由於Excellence（越秀企業之全資附屬公司）透過其全資附屬公司間接持有股份，故被視為擁有越秀投資3,174,015,064股股份之權益。

ii. 根據《證券及期貨條例》，由於Sun Peak透過其全資附屬公司Novena間接持有股份，故被視為擁有越秀投資565,683,000股股份之權益。

iii. 根據《證券及期貨條例》，由於Shine Wah透過其全資附屬公司Morrison間接持有股份，故被視為擁有越秀投資158,049,000股股份之權益。

iv. 根據《證券及期貨條例》，由於Perfect Goal透過其全資附屬公司Greenwood間接持有股份，故被視為擁有越秀投資135,737,000股股份之權益。

v. 根據《證券及期貨條例》，由於Seaport透過其全資附屬公司Goldstock間接持有股份，故被視為擁有越秀投資35,233,160股股份之權益。

2. J.P. Morgan Chase & Co.持有越秀投資500,092,000股股份權益之身份包括479,670,000股為投資經理，20,422,000股為核准借出代理人。

5. 越秀交通主要股東

除下文所披露者外，於最後可行日期，就越秀交通董事或主要行政人員（如有）所知，概無任何人士（非為越秀交通董事或主要行政人員（如有）或任何越秀交通集團成員公司）於股份或越秀交通相關股份中擁有根據《證券及期貨條例》第XV部第2及3分部條文須予披露之權益

或淡倉(包括根據《證券及期貨條例》條文被當作或視作擁有之權益或淡倉),或直接或間接擁有任何類別附有權利可於任何情況下在越秀交通之股東大會上投票之股份面值10%或以上權益。

名稱	於越秀交通集團成員公司之權益	持有權益之身份	好倉／淡倉	於相同類別之證券之股權概約百分比	所持證券數目及類別
越秀企業(附註1)	越秀交通	實益擁有人及受控法團之權益	好倉	72.60	808,988,076股股份
越秀投資(附註2)	越秀交通	實益擁有人及受控法團之權益	好倉	67.32	750,134,000股股份
First Dynamic Limited (附註3)	越秀交通	受控法團之權益	好倉	67.30	750,000,000股股份
Round Table Holdings Limited(附註4)	越秀交通	受控法團之權益	好倉	67.30	750,000,000股股份
GZI Transport (Holdings) Limited(附註5)	越秀交通	受控法團之權益	好倉	67.30	750,000,000股股份
Housemaster Holdings Limited	越秀交通	受益擁有人	好倉	32.98	367,500,000股股份
Power Head Limited	越秀交通	受益擁有人	好倉	14.13	157,500,000股股份
Delta Force Holdings Limited	越秀交通	受益擁有人	好倉	10.10	112,500,000股股份
Lawson Enterprises Limited	越秀交通	受益擁有人	好倉	10.10	112,500,000股股份
上海實業(集團)有限公司	越秀交通	受控法團之權益	好倉	6.86	76,465,692股股份

附註：

1. 越秀企業直接持有越秀交通5,769股股份；根據《證券及期貨條例》，由於透過其附屬公司間接持有股份，故被視為擁有越秀交通808,982,307股股份之權益。

2. 越秀投資直接持有越秀交通134,000股股份；根據《證券及期貨條例》，由於透過其全資附屬公司Round Table Holdings Limited間接持有股份，故被視為擁有越秀交通750,000,000股股份之權益。

3. 根據《證券及期貨條例》，由於First Dynamic Limited透過其受控法團GZI Transport (Holdings) Limited間接持有股份，故被視為擁有越秀交通750,000,000股股份之權益。

4. 根據《證券及期貨條例》，由於Round Table Holdings Limited透過其附屬公司GZI Transport (Holdings) Limited間接持有股份，故被視為擁有越秀交通750,000,000股股份之權益。

5. 根據《證券及期貨條例》，由於GZI Transport (Holdings) Limited透過其全資附屬公司Housemaster Holdings Limited、Power Head Limited、Delta Force Holdings Limited及Lawson Enterprises Limited間接持有股份，故被視為擁有越秀交通750,000,000股股份之權益。

6. 專業機構之權益披露及同意書

(a) 以下為提供本通函所載之意見或建議之專業機構之資格：

名稱	資格
金英	根據《證券及期貨條例》註冊之持牌法團，可進行第6類受規管活動

(b) 於最後可行日期，金英概無直接或間接於越秀投資集團或越秀交通集團任何成員公司擁有任何股權或擁有可認購或委任他人認購越秀投資集團或越秀交通集團任何成員公司股份之權利(不論在法律上可強制執行與否)。

(c) 金英就本通函之刊行發出同意書，同意按本通函之形式及涵義轉載其函件及引述其名稱，且迄今並無撤回其同意書。

(d) 由金英發出之函件及意見，乃於本通函刊發日期編製，以供載入本通函。

7. 服務合約

於最後可行日期，李新民先生、杜新讓先生、陳光松先生、杜良英先生、區秉昌先生及梁毅先生均已與越秀交通訂立服務協議，最初固定年期分別由二〇〇一年六月十九日、二〇〇一年九月十二日、二〇〇一年十月二十六日、二〇〇一年十月二十六日、二〇〇三年一月八日及二〇〇三年二月二十八日起計一年，除非由越秀交通向有關董事作出三個月之書面通知而提早終止，而在其後可再續期兩年，除非越秀交通向有關董事提出三個月事先書面通知作出終止，或有關董事向越秀交通提出六個月事先書面通知作出終止。

除以上所述外，概無越秀投資或越秀交通董事與越秀投資集團或越秀交通集團任何成員公司訂立或擬訂立非於一年內屆滿或在一年內不得由越秀投資集團或越秀交通集團終止而毋須作出賠償(法定賠償除外)之服務合約。

8. 無重大逆轉

據越秀投資董事所知，自二〇〇三年十二月三十一日(即編製越秀投資集團最近期公佈經審核綜合賬目之日)起，越秀投資集團之財務或貿易狀況並無出現任何重大逆轉。

據越秀交通董事所知，自二〇〇三年十二月三十一日(即編製越秀交通集團最近期公佈經審核綜合賬目之日)起，越秀交通集團之財務或貿易狀況並無出現任何重大逆轉。

9. 一般事項

(a) 越秀投資及越秀交通之公司秘書均為黃之強先生FCCA, FCPA, ACMA, ACIS。

(b) 就詮釋而言，本通函以英文版本為準。

10. 備查文件

下列文件可於本通函發出日期直至二〇〇四年六月三十日止(包括該日)任何週日(星期六及公眾假期除外)之一般辦公時間內，在越秀投資的註冊辦事處查閱，地址為香港灣仔駱克道160-174號越秀大廈24樓：

(a) 《合營協議》；

(b) 金英致越秀投資董事會獨立委員會及越秀交通董事會獨立委員會之函件，全文載於本通函第14頁至第19頁；

(c) 本附錄第6段所述之金英同意書；

(d) 越秀投資之組織章程大綱及細則；

(e) 越秀交通的公司細則；及

(f) 本附錄第7段所述之董事服務合同。

Save as disclosed herein, none of the directors of Guangzhou Investment or GZI Transport has any existing or proposed service contract with any member of the Guangzhou Investment Group or GZI Transport Group excluding contracts expiring or determinable by the Guangzhou Investment Group or GZI Transport Group within one year without payment of compensation (other than statutory compensation).

8. NO MATERIAL ADVERSE CHANGES

The directors of Guangzhou Investment are not aware of any material adverse change in the financial or trading position of the Guangzhou Investment Group since 31 December 2003, the date to which the latest published consolidated audited account of the Guangzhou Investment Group were made up.

The directors of GZI Transport are not aware of any material adverse change in the financial or trading position of the GZI Transport Group since 31 December 2003, the date to which the latest published consolidated audited account of the GZI Transport Group were made up.

9. MISCELLANEOUS

(a) The secretary of Guangzhou Investment and GZI Transport is Mr. Wong Chi Keung, *FCCA, FCPA, ACMA, ACIS.*

(b) The English text of this circular shall prevail over the Chinese text for the purpose of interpretation.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) at the registered office of Guangzhou Investment at 24/F., Yue Xiu Building, 160-174 Lockhart Road, Wanchai, Hong Kong up to and including 30 June 2004:

(a) Joint Venture Agreement;

(b) the letter from Kim Eng to the Independent Board Committee of Guangzhou Investment and the Independent Board Committee of GZI Transport as set out on pages 14 to 19 of this circular;

(c) the written consent of Kim Eng referred to in paragraph 6 of this Appendix;

(d) the memorandum and articles of association of Guangzhou Investment;

(e) the bye-laws of GZI Transport; and

(f) the directors' service contracts referred to in paragraph 7 of this Appendix.

Notes:

1. Yue Xiu has direct holding of 5,769 shares in GZI Transport and is deemed by the SFO to be interested in 808,982,307 shares in GZI Transport as a result of its indirect holding of such shares through its subsidiaries.

2. Guangzhou Investment has direct holding of 134,000 shares in GZI Transport and is deemed by the SFO to be interested in 750,000,000 shares in GZI Transport as a result of its indirect holding of such shares through its wholly-owned subsidiary, Round Table Holdings Limited.

3. First Dynamic Limited is deemed by the SFO to be interested in 750,000,000 shares in GZI Transport as a result of its indirect holding of such shares through its controlled corporation, GZI Transport (Holdings) Limited.

4. Round Table Holdings Limited is deemed by the SFO to be interested in 750,000,000 shares in GZI Transport as a result of its indirect holding of such shares through its subsidiary, GZI Transport (Holdings) Limited.

5. GZI Transport (Holdings) Limited is deemed by the SFO to be interested in 750,000,000 shares in GZI Transport as a result of its indirect holding of such shares through its wholly-owned subsidiaries, Housemaster Holdings Limited, Power Head Limited, Delta Force Holdings Limited and Lawson Enterprises Limited.

6. EXPERTS' DISCLOSURE OF INTERESTS AND CONSENTS

(a) The following are the qualifications of the experts who have given opinion or advice contained in this circular:

Name	Qualification
Kim Eng	a licensed corporation to carry out type 6 regulated activities under the SFO

(b) As at the Latest Practicable Date, Kim Eng has no direct or indirect shareholding in any member of the Guangzhou Investment Group or the GZI Transport Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for shares in any member of the Guangzhou Investment Group or the GZI Transport Group.

(c) Kim Eng has given and has not withdrawn its written consent to the issue of this circular with the inclusion therein of its letter and reference to its name in the form and context in which it appears.

(d) The letter and advice given by Kim Eng is given as of the date of this circular for incorporation herein.

7. SERVICE CONTRACTS

As at the Latest Practicable Date, each of Mr. Li Xinmin, Mr. Du Xinrang, Mr. Chen Guangsong, Mr. Du Liangying, Mr. Ou Bingchang and Mr. Liang Yi had entered into a service agreement with GZI Transport which is for an initial fixed term of one year commencing on 19 June 2001, 12 September 2001, 26 October 2001, 26 October 2001, 8 January 2003 and 28 February 2003 respectively unless terminated sooner by GZI Transport giving to the relevant director three months' prior written notice and thereafter, extendable for a further term of two years unless terminated sooner by GZI Transport giving to the relevant director three months' prior written notice or by the relevant director giving to GZI Transport six months' prior written notice.

(b) **Long positions in underlying shares of equity derivatives of Guangzhou Investment and its associated corporations**

Directors	**Interests in Guangzhou Investment or its associated corporation**	**Capacity in holding interest**	**Date of grant** *(Note)*	**Exercise price per share** *HK$*	**Number of outstanding share options**
Mr. Ou Bingchang*	Guangzhou Investment	Beneficial owner	02/06/2003	0.5400	9,000,000
Mr. Chen Guangsong*	Guangzhou Investment	Beneficial owner	02/06/2003	0.5400	8,000,000
Mr. Li Fei	Guangzhou Investment	Beneficial owner	02/06/2003	0.5400	7,000,000
Mr. Liang Ningguang*	Guangzhou Investment	Beneficial owner	02/06/2003	0.5400	7,000,000
Mr. Xiao Boyan*	Guangzhou Investment	Beneficial owner	02/06/2003	0.5400	7,000,000
Mr. Liang Yi*	Guangzhou Investment	Beneficial owner	02/06/2003	0.5400	7,000,000
Ms. Yan Yuk Fung	Guangzhou Investment	Beneficial owner	02/06/2003	0.5400	3,000,000
Mr. Yu Lup Fat Joseph	Guangzhou Investment	Beneficial owner	02/06/2003	0.5400	3,500,000
Mr. Lee Ka Lun	Guangzhou Investment	Beneficial owner	02/06/2003	0.5400	2,450,000

Note:

The share options are exercisable from 2 June 2003 to 1 June 2013, of which a maximum of up to (i) 30 per cent.; and (ii) 60 per cent. thereof are exercisable during the period (i) up to the first anniversary; and (ii) up to the second anniversary of the date of grant respectively.

* Mr. Ou Bingchang, Mr. Chen Guangsong, Mr. Liang Ningguang, Mr. Xiao Boyan and Mr. Liang Yi are also directors of GZI Transport.

As at the Latest Practicable Date, none of the directors of Guangzhou Investment or the experts named at paragraph 6(a) below in this circular had any direct or indirect interests in any assets which have since 31 December 2003 (being the date to which the latest published audited consolidated accounts of the Guangzhou Investment Group were made up) been acquired or disposed of by or leased to any member of the Guangzhou Investment Group, or are proposed to be acquired or disposed of by or leased to any member of the Guangzhou Investment Group.

As at the Latest Practicable Date, none of the directors of Guangzhou Investment was materially interested in any contract or arrangement entered into by any member of the Guangzhou Investment Group, which was subsisting and was significant in relation to the business of the Guangzhou Investment Group.

3. DISCLOSURE OF DIRECTORS' INTERESTS FOR GZI TRANSPORT

Save as disclosed below, as at the Latest Practicable Date, none of the directors or chief executives (if any) of GZI Transport had, or was deemed to have any interests or short positions in the Shares, underlying shares and debentures of GZI Transport or any of its associated corporations (as defined in Part XV of the SFO) which was required to be notified to GZI Transport and the Stock Exchange pursuant to Divisions 7 and 8 of the SFO including interests and short positions which they were taken or deemed to have under such provisions of the SFO or which were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to GZI Transport and the Stock Exchange.

(a) Long positions in shares of GZI Transport and its associated corporations

Directors	Interests in GZI Transport or its associated corporation	Capacity in holding interest	Approximate % of shareholding in the same class of securities	Number and class of securities
Mr. Liang Ningguang**	Guangzhou Investment	Beneficial owner	0.01	400,000 shares
Mr. Xiao Boyan**	Guangzhou Investment	Beneficial owner	0.01	500,000 shares
Mr. Chen Jiahong	GZI Transport	Beneficial owner	0.02	210,000 shares
Mr. Du Liangying	GZI Transport	Beneficial owner	0.01	78,000 shares
Mr. Du Xinrang	GZI Transport	Beneficial owner	0.04	488,000 shares
Mr. He Zili	GZI Transport	Beneficial owner	0.27	3,000,000 shares
Mr. Zhang Siyuan	GZI Transport	Beneficial owner	0.05	580,000 shares
	Guangzhou Investment	Beneficial owner	0.01	490,000 shares

(b) **Long positions in underlying shares of equity derivatives of GZI Transport and its associated corporations**

Directors	Interests in GZI Transport or its associated corporation	Capacity in holding interest	Date of grant	Exercise price per share	Number of outstanding share options
				HK$	*(Note)*
Mr. Ou Bingchang**	Guangzhou Investment	Beneficial owner	02/06/2003	0.5400	9,000,000
Mr. Chen Guangsong**	Guangzhou Investment	Beneficial owner	02/06/2003	0.5400	8,000,000
Mr. Liang Ningguang**	Guangzhou Investment	Beneficial owner	02/06/2003	0.5400	7,000,000
Mr. Xiao Boyan**	Guangzhou Investment	Beneficial owner	02/06/2003	0.5400	7,000,000
Mr. Liang Yi**	Guangzhou Investment	Beneficial owner	02/06/2003	0.5400	7,000,000

Note:

The share options are exercisable from 2 June 2003 to 1 June 2013, of which a maximum of up to (i) 30 per cent.; and (ii) 60 per cent. thereof are exercisable during the period (i) up to the first anniversary; and (ii) up to the second anniversary of the date of grant respectively.

** Mr. Ou Bingchang, Mr. Chen Guangsong, Mr. Liang Ningguang, Mr. Xiao Boyan and Mr. Liang Yi are also directors of Guangzhou Investment.

As at the Latest Practicable Date, none of the directors of GZI Transport or the experts named at paragraph 6(a) below in this circular had any direct or indirect interests in any assets which have since 31 December 2003 (being the date to which the latest published audited consolidated accounts of the GZI Transport Group were made up) been acquired or disposed of by or leased to any member of the GZI Transport Group, or are proposed to be acquired or disposed of by or leased to any member of the GZI Transport Group.

As at the Latest Practicable Date, none of the directors was materially interested in any contract or arrangement entered into by any member of the GZI Transport Group, which was subsisting and was significant in relation to the business of the GZI Transport Group.

4. SUBSTANTIAL SHAREHOLDERS OF GUANGZHOU INVESTMENT

Save as disclosed below, as at the Latest Practicable Date, so far as is known to any director or chief executive (if any) of Guangzhou Investment, no person (not being a director or chief executive (if any) of the Guangzhou Investment nor any member of the Guangzhou Investment Group), has an interest or short position in the shares or underlying shares of Guangzhou Investment which would fall

to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provision of the SFO) or who is directly or indirectly interested in 10 per cent. or more of the nominal value of any class of shares carrying rights to vote in all circumstances at general meetings of Guangzhou Investment.

Name	Interests in which member of the Guangzhou Investment Group	Capacity in holding interest	Long/short position	Approximate % of shareholding in the same class of securities	Number and class of securities held
Yue Xiu *(Note 1)*	Guangzhou Investment	Beneficial owner and interest of controlled corporation	Long position	51.12	3,229,315,248 shares
J. P. Morgan Chase & Co. *(Note 2)*	Guangzhou Investment	Investment manager and approved lending agent	Long position	7.92	500,092,000 shares

Notes:

1. Yue Xiu has direct holding of 10,928,184 shares in Guangzhou Investment and is deemed by the SFO to be interested in 3,218,387,064 shares in Guangzhou Investment as a result of its indirect holding of such shares through its wholly-owned subsidiaries, details of which were as follows:

Name	Capacity in holding interest	Long/short position	Number and class of securities held
Excellence Enterprises Co., Ltd. ("**Excellence**") *(Note i)*	Interest of controlled corporation	Long position	3,174,015,064 shares
Bosworth International Limited	Beneficial owner	Long position	2,279,312,904 shares
Sun Peak Enterprises Ltd. ("**Sun Peak**") *(Note ii)*	Interest of controlled corporation	Long position	565,683,000 shares
Novena Pacific Limited ("**Novena**")	Beneficial owner	Long position	565,683,000 shares
Shine Wah Worldwide Limited ("**Shine Wah**") *(Note iii)*	Interest of controlled corporation	Long position	158,049,000 shares
Morrison Pacific Limited ("**Morrison**")	Beneficial owner	Long position	158,049,000 shares

Name	Capacity in holding interest	Long/short position	Number and class of securities held
Perfect Goal Development Co., Ltd. ("**Perfect Goal**") *(Note iv)*	Interest of controlled corporation	Long position	135,737,000 shares
Greenwood Pacific Limited ("**Greenwood**")	Beneficial owner	Long position	135,737,000 shares
Seaport Development Limited ("**Seaport**") *(Note v)*	Interest of controlled corporation	Long position	35,233,160 shares
Goldstock International Limited ("**Goldstock**")	Beneficial owner	Long position	35,233,160 shares
Yue Xiu Finance Company Limited	Beneficial owner	Long position	44,372,000 shares

i. Excellance, a wholly-owned subsidiary of Yue Xiu, is deemed by the SFO to be interested in 3,174,015,064 shares in Guangzhou Investment as a result of its indirect holding of such shares through its wholly-owned subsidiaries.

ii. Sun Peak is deemed by the SFO to be interested in 565,683,000 shares in Guangzhou Investment as a result of its indirect holding of such shares through its wholly-owned subsidiary, Novena.

iii. Shine Wah is deemed by the SFO to be interested in 158,049,000 shares in Guangzhou Investment as a result of its indirect holding of such shares through its wholly-owned subsidiary, Morrison.

iv. Perfect Goal is deemed by the SFO to be interested in 135,737,000 shares in Guangzhou Investment as a result of its indirect holding of such shares through its wholly-owned subsidiary, Greenwood.

v. Seaport is deemed by the SFO to be interested in 35,233,160 shares in Guangzhou Investment as a result of its indirect holding of such shares through its wholly-owned subsidiary, Goldstock.

2. The capacity of J. P. Morgan Chase & Co. in holding the 500,092,000 shares in Guangzhou Investment is, as to 479,670,000 shares, as investment manager and, as to 20,422,000 shares, as approved lending agent.

5. SUBSTANTIAL SHAREHOLDERS OF GZI TRANSPORT

Save as disclosed below, as at the Latest Practicable Date, so far as is known to any director or chief executive (if any) of GZI Transport, no person (not being a director or chief executive (if any) of GZI Transport nor any member of the GZI Transport Group), has an interest or short position in the shares or underlying shares of GZI Transport which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO (including interests and short positions which they are

taken or deemed to have under such provision of the SFO) or who is directly or indirectly interested in 10 per cent. or more of the nominal value of any class of shares carrying rights to vote in all circumstances at general meetings of GZI Transport.

Name	Interests in which member of the GZI Transport Group	Capacity in holding interest	Long/short position	Approximate % of shareholding in the same class of securities	Number and class of securities held
Yue Xiu *(Note 1)*	GZI Transport	Beneficial owner and interest of controlled corporation	Long position	72.60	808,988,076 shares
Guangzhou Investment *(Note 2)*	GZI Transport	Beneficial owner and interest of controlled corporation	Long position	67.32	750,134,000 shares
First Dynamic Limited *(Note 3)*	GZI Transport	Interest of controlled corporation	Long position	67.30	750,000,000 shares
Round Table Holdings Limited *(Note 4)*	GZI Transport	Interest of controlled corporation	Long position	67.30	750,000,000 shares
GZI Transport (Holdings) Limited *(Note 5)*	GZI Transport	Interest of controlled corporation	Long position	67.30	750,000,000 shares
Housemaster Holdings Limited	GZI Transport	Beneficial owner	Long position	32.98	367,500,000 shares
Power Head Limited	GZI Transport	Beneficial owner	Long position	14.13	157,500,000 shares
Delta Force Holdings Limited	GZI Transport	Beneficial owner	Long position	10.10	112,500,000 shares
Lawson Enterprises Limited	GZI Transport	Beneficial owner	Long position	10.10	112,500,000 shares
Shanghai Industrial Investment (Holdings) Company Ltd.	GZI Transport	Interest of controlled corporation	Long position	6.86	76,465,692 shares

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Companies. The directors of the Companies jointly and severally accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF DIRECTORS' INTERESTS FOR GUANGZHOU INVESTMENT

Save as disclosed below, as at the Latest Practicable Date, none of the directors or chief executives (if any) of Guangzhou Investment had, or was deemed to have any interests or short positions in the shares, underlying shares and debentures of Guangzhou Investment or any of its associated corporations (as defined in Part XV of the SFO) which was required to be notified to Guangzhou Investment and the Stock Exchange pursuant to Divisions 7 and 8 of the SFO including interests and short positions which they were taken or deemed to have under such provisions of the SFO or which were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to Guangzhou Investment and the Stock Exchange.

(a) **Long positions in shares of Guangzhou Investment and its associated corporations**

Directors	Interests in Guangzhou Investment or its associated corporation	Capacity in holding interest	Approximate % of shareholding in the same class of securities	Number and class of securities
Mr. Liang Ningguang*	Guangzhou Investment	Beneficial owner	0.01	400,000 shares
Mr. Xiao Boyan*	Guangzhou Investment	Beneficial owner	0.01	500,000 shares
Mr. Wong Chi Keung	Guangzhou Investment	Beneficial owner	0.02	1,200,000 shares
	GZI Transport	Beneficial owner	0.04	474,000 shares
Mr. Lee Ka Lun	Guangzhou Investment	Beneficial owner	0.02	1,050,000 shares

similar level as those as at 31 December 2003, we consider that the Group will have sufficient internal resources to satisfy the initial capital investment requirement. Hence there should not be any material and immediate impact on the Group's overall working capital position and level of gearing ratio as a result of making such an investment.

In our view, save for the minimal effect on the Group's working capital, the investment in Western Second Ring, which is a new set up, will have no significant negative effect on the present net asset value of Companies.

RECOMMENDATION

Having considered the above principal factors and reasons including but not limited to the pro-rata capital contribution and profits and losses sharing arrangement which are considered equitable to all Joint Venture Partners concerned, we are of the view that the terms of the Joint Venture Agreement are on normal commercial terms and are fair and reasonable and in the respective interests of Guangzhou Investment and its shareholders taken as a whole and of GZI Transport and its shareholders taken as a whole.

Yours faithfully,
For and on behalf of
Kim Eng Corporate Finance (Hong Kong) Limited
Winnie Kong
Director

We are of the view that this kind of provision is common to most joint venture agreements and is fair and reasonable to all of the Joint Venture Partners concerned.

3. **Funding for the Joint Venture Agreement**

Registered Capital Contribution

Initial capital contributions shall be made by each of the Joint Venture Partners as to RMB87.50 million (equivalent to approximately HK$82.55 million) by Guangzhou Yue Peng, as to RMB100 million (equivalent to approximately HK$94.34 million) by GDHC and as to RMB62.50 million (equivalent to approximately HK$58.96 million) by Shenzhen Expressway upon signing of the Joint Venture Agreement. The remaining balance of the registered capital of RMB750 million shall be contributed by the Joint Venture Partners by stages in such amount and by such date as determined by the board of directors of Western Second Ring which is to be formed after the establishment of Western Second Ring. Such pro-rata capital contribution arrangement is, in our view, fair and reasonable.

Remaining Balance of Total Investment Amount

The difference between the total investment amount and the registered capital of Western Second Ring, being approximately RMB1.97 billion (equivalent to approximately HK$1.86 billion), will be financed by bank financing in the PRC. As stated in the letter from the boards of directors of the Circular, such bank financing is not yet committed and the Joint Venture Partners are not obliged to contribute to the balance of the total investment amount pursuant to the Joint Venture Agreement should such bank financing not be obtained.

4. **Financial effects of the Joint Venture Agreement on the Group**

Based on the business plan of Western Second Ring and pursuant to the terms of the Joint Venture Agreement, the completion date of the Project is expected to be around early 2007. In view of the fact that the Group shall have a resultant 35 per cent. effective equity interest in Western Second Ring, the Group is expected to benefit from being able to account for the 35 per cent. share of any earnings contribution to be generated by Western Second Ring on an equity accounting basis. We are however not in a position to estimate the operating results of Western Second Ring and therefore cannot quantify the effects on the Group's future results.

Based on its 2003 annual report, GZI Transport had a total bank and cash balances of approximately HK$252 million as at 31 December 2003, and had a positive net operating cash-flow of approximately HK$268 million for the year ended 31 December 2003. GZI Transport's requirement for the initial investment in Western Second Ring through Guangzhou Yue Peng of approximately RMB87.50 million (equivalent to approximately HK$82.55 million) will be funded by internally generated resources of GZI Transport. The Group's cash position is expected to be reduced after making the initial registered capital contribution to Western Second Ring. Assuming the present liquid internal resources of the Group have been maintained at

Having considered the Group's existing businesses strategy and economic factors discussed above, we are of the view that the entering into the Joint Venture Agreement is a logical move to the Group; it is in line with the Group's existing business and its business strategy to seek for potential investment projects that will broaden its income base in the future.

2. **Principal terms of the Joint Venture Agreement**

Some of the principal terms of the Joint Venture Agreement that we have considered are listed out below:

Total Investment and Registered Capital

Western Second Ring will be established in the PRC with limited liability. Pursuant to the Joint Venture Agreement, the total investment amount is approximately RMB2.97 billion (equivalent to approximately HK$2.8 billion) of which RMB1.00 billion (equivalent to approximately HK$943.30 million) as registered capital would be contributed by GHDC as to 40 per cent., Guangzhou Yue Peng as to 35 per cent. and Shenzhen Expressway as to 25 per cent.. The remaining balance of the total investment amount will be financed by bank financing in the PRC. We consider that the injection of capital in proportion to the respective shareholdings of GDHC, Guangzhou Yue Peng and Shenzhen Expressway (collectively, the "**Joint Venture Partners**") is on a fair and reasonable basis.

Profit and Loss Sharing

Under the terms of the Joint Venture Agreement, profits are to be shared among the Joint Venture Partners in proportion to their respective interests in the registered capital and losses are limited to the respective contributions made by the Joint Venture Partners to the registered capital, the basis of which is considered by us to be fair and reasonable.

Board Representation

The board of directors of Western Second Ring will comprise 9 members, of which 4 will be appointed by GDHC, 3 will be appointed by Guangzhou Yue Peng and 2 by Shenzhen Expressway. The basis of board composition of Western Second Ring is relative to the respective shareholding percentages of each of the Joint Venture Partners, which in our view, is fair and reasonable.

Pre-emptive Right

Transfer of interest in Western Second Ring by each of the Joint Venture Partners is subject to the pre-emptive right of other Joint Venture Partners under the same terms and conditions. However, transfer of interest by a Joint Venture Partner to its subsidiaries or holding companies or the subsidiaries of such holding companies are not subject to the said pre-emptive right of other Joint Venture Partners.

based upon the information provided by the Companies which include among others, the articles of association of Western Second Ring, the executed Joint Venture Agreement entered into between GHDC, Guangzhou Yue Peng and Shenzhen Expressway dated 24 May 2004 and the audited financial statements of the Companies for the years ended 31 December 2002 and 2003.

Furthermore, we have no reason to doubt the truth, accuracy and/or completeness of the information and representations as provided to us by the directors of the Companies. As Western Second Ring is not yet established, we have not conducted any independent in-depth investigation into any of its business affairs, financial position and/or future prospects nor have we carried out any independent verification of the information supplied therefor.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion regarding the terms and conditions of the Joint Venture Agreement, we have taken into consideration the following principal factors and reasons:

1. **Background to and reasons for the entering into the Joint Venture Agreement**

One of principal business activities of Guangzhou Investment and the principal business activities of GZI Transport are engaging in the operation of toll highways, expressways and bridges.

As stated in the letter from the boards of directors of the Circular, GZI Transport has been actively looking into opportunities for acquiring quality expressway projects at the center of Pearl River Delta with growth potential and attractive investment returns to expand its toll expressway business. Guangzhou Western Second Ring Expressway, to be constructed pursuant to the Joint Venture Agreement, would form an extensive road network with other highways and expressways currently operated by GZI Transport in the Guangzhou Municipality and the Pearl River Delta and that this network would advance the economic development of Guangzhou Municipality and Pearl River Delta and even the whole Guangdong Province. Therefore, the directors of the Companies (the "Companies Directors") envisage that expressway operation at the centre of Pearl River Delta would continue to grow due to increased traffic as a result of consistent development in trading and other businesses in the above region. Taking into consideration the economic development of the PRC, in particular the Pearl River Delta area, and the proposed development of the toll bridge linking Hong Kong, Macau and the Guangdong Province, we consider that the entering into the Joint Venture Agreement for the development of the Project would allow the Group to capture the benefits that will be generated from toll roads investment as a result of the growing traffic volumes around the Pearl River Delta region.

As stated in its 2003 annual report, GZI Transport had been considering investing in additional expressway projects located in the centre of the Pearl River Delta, such as Guangzhou Eastern Second Ring Expressway, Guangzhou Western Second Ring Expressway and the Guangming Expressway (Guangzhou Eastern Second Ring Expressway Extension Line). The Joint Venture Agreement is one of the agreements that GZI Transport has planned to enter into for the above new projects.

The Companies have applied to the Stock Exchange for, and the Stock Exchange has granted, a shareholders' meeting waiver pursuant to which a written independent shareholders' approval should be accepted in lieu of holding a general meeting pursuant to Rule 14A.43 of the Listing Rules. Written confirmations from the group of shareholders of the Companies approving the Joint Venture Agreement have been obtained.

INDEPENDENT BOARD COMMITTEES

The board of directors of Guangzhou Investment currently consists of 8 executive directors, namely Mr. OU Bingchang, Mr. CHEN Guangsong, Mr. LI Fei, Mr. LIANG Ningguang, Mr. XIAO Boyan, Mr. LIANG Yi, Mr. WONG Chi Keung and Ms. YAN Yuk Fung; and 2 independent non-executive directors, namely Mr. YU Lup Fat Joseph and Mr. LEE Ka Lun, who are considered to be independent pursuant to Rule 3.13 of the Listing Rules.

The board of directors of GZI Transport currently consists of 12 executive directors, namely Mr. OU Bingchang, Mr. LI Xinmin, Mr. CHEN Guangsong, Mr. CHEN Jiahong, Mr. LIANG Ningguang, Mr. XIAO Boyan, Mr. LIANG Yi, Mr. DU Liangying, Mr. DU Xinrang, Mr. ZHONG Ming, Mr. HE Zili and Mr. ZHANG Siyuan; 1 non-executive director, namely Mr. POON Jing; and 3 independent non-executive directors, namely Mr. FUNG Ka Pun, Mr. LAU Hon Chuen Ambrose and Mr. CHEUNG Doi Shu, who are considered to be independent pursuant to Rule 3.13 of the Listing Rules.

The Independent Board Committee of Guangzhou Investment, comprising Mr. YU Lup Fat, Joseph and Mr. LEE Ka Lun, being all the independent non-executive directors of Guangzhou Investment and the Independent Board Committee of GZI Transport, comprising Mr. FUNG Ka Pun, Mr. LAU Hon Chuen, Ambrose and Mr. CHEUNG Doi Shu, being all the independent non-executive directors of GZI Transport, will be formed to consider the terms and conditions of the Joint Venture Agreement and make an advice to the respective independent shareholders of Guangzhou Investment and GZI Transport in this connection.

BASIS OF OUR OPINION

In forming our opinion, we have relied on the information and representations as contained in the Circular and have assumed that all information and representations made or referred to in the Circular were true, accurate and complete at the time when they were made and continue to be true, accurate and complete as at the date of the Circular.

We have also assumed that all statements of belief, opinion and intention made by the directors of the Companies and as contained in the Circular were reasonably made by them after their due enquiry and careful consideration and that there are no other facts the omission of which would make any statement in the Circular misleading in any material respect.

Notwithstanding the aforesaid, we consider that we have reviewed sufficient information to reach a reasonably informed view to justify our reliance on the accuracy of the information contained in the Circular as aforesaid and to provide reasonable grounds for our advice. Our review and analyses were

The following is the text of a letter of advice from Kim Eng Corporate Finance (Hong Kong) Limited, which has been prepared for the purpose of incorporation into this circular, setting out its advice to the Independent Board Committee of Guangzhou Investment and GZI Transport in connection with the Joint Venture Agreement.

KIM ENG

Kim Eng Corporate Finance (Hong Kong) Limited
Room 1901, Bank of America Tower,
12 Harcourt Road,
Central
Hong Kong

14 June 2004

The Independent Board Committee of
Guangzhou Investment Company Limited

The Independent Board Committee of
GZI Transport Limited

Dear Sirs,

CONNECTED AND DISCLOSEABLE TRANSACTION
INVESTMENT IN GUANGZHOU WESTERN SECOND RING EXPRESSWAY

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee of Guangzhou Investment and the Independent Board Committee of GZI Transport on the terms and conditions of the Joint Venture Agreement. Details of the Joint Venture Agreement are set out in the letter from the boards of directors contained in the joint circular to the shareholders of the Companies dated 14 June 2004 (the "Circular"), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise.

On 24 May 2004, Guangzhou Yue Peng, an indirect wholly owned subsidiary of GZI Transport entered into the Joint Venture Agreement with GHDC and Shenzhen Expressway pursuant to which Western Second Ring is to be established for the purpose of constructing and operating the Guangzhou Western Second Ring Expressway which is located at the centre of the Pearl River Delta in the PRC. Western Second Ring is to be held as to 35 per cent. by Guangzhou Yue Peng and hence will become an indirect associated company of GZI Transport.

Given that GHDC is a substantial shareholder of five subsidiaries of GZI Transport, it is a connected person of the Companies. The entering into the Joint Venture Agreement constitutes a connected transaction to the Companies under Rule 14A.13(6) of the Listing Rules and requires approval from their respective independent shareholders. The Joint Venture Agreement also constitutes a discloseable transaction to the Companies under Rule 14.15 of the Listing Rules.

Having considered, among other things, the factors and reasons considered by, and the advice of, Kim Eng, as stated in the aforementioned letter in respect of the investment in Western Second Ring, we are of the opinion, and concur with the views of Kim Eng, that the terms of the Joint Venture Agreement are on normal commercial terms and are fair and reasonable and in the respective interests of Guangzhou Investment and its shareholders taken as a whole and of GZI Transport and its shareholders taken as a whole.

Yours faithfully,
Independent Board Committee of
Guangzhou Investment Company Limited
YU Lup Fat Joseph LEE Ka Lun
Independent non-executive directors

Yours faithfully,
Independent Board Committee of
GZI Transport Limited
FUNG Ka Pun LAU Hon Chuen Ambrose CHEUNG Doi Shu
Independent non-executive directors

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(incorporated in Hong Kong with limited liability)

越秀交通有限公司
GZI Transport Limited
(incorporated in Bermuda with limited liability)

14 June 2004

To the shareholders of Guangzhou Investment and GZI Transport

Dear Sir or Madam,

CONNECTED AND DISCLOSEABLE TRANSACTION

Investment in Guangzhou Western Second Ring Expressway

We refer to the joint circular dated 14 June 2004 to the shareholders of Guangzhou Investment and GZI Transport (the "**Circular**") of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context of this letter otherwise requires.

The Independent Board Committee of Guangzhou Investment has been appointed by the board of directors of Guangzhou Investment to consider and advise the shareholders of Guangzhou Investment on, and the Independent Board Committee of GZI Transport has been appointed by the board of directors of GZI Transport to consider and advise the shareholders of GZI Transport on, the terms and conditions of the Joint Venture Agreement, details of which are set out in the letter from the boards of directors contained in the Circular. Kim Eng has been appointed as the independent financial adviser to advise the Independent Board Committee of Guangzhou Investment and the Independent Board Committee of GZI Transport in this respect.

Under the Listing Rules, the Joint Venture Agreement constitutes a connected transaction and also a discloseable transaction of Guangzhou Investment and GZI Transport. We wish to draw your attention to the letter from Kim Eng to the Independent Board Committee of Guangzhou Investment and the Independent Board Committee of GZI Transport, which contains its advice to us in respect of the terms and conditions of the Joint Venture Agreement as set out on pages 14 to 19 of the Circular. We have discussed that letter and the advice contained therein with Kim Eng.

RECOMMENDATION

The Independent Board Committee of Guangzhou Investment comprising all the independent non-executive directors of Guangzhou Investment and the Independent Board Committee of GZI Transport comprising all the independent non-executive directors of GZI Transport have been appointed to consider and advise their respective shareholders in respect of the terms and conditions of the Joint Venture Agreement. Kim Eng has been appointed as the independent financial adviser to advise the Independent Board Committee of Guangzhou Investment and the Independent Board Committee of GZI Transport in this respect.

Your attention is drawn to the letter from the Independent Board Committee of Guangzhou Investment and the Independent Board Committee of GZI Transport as set out on pages 12 to 13 of this circular and the letter from Kim Eng as set out on pages 14 to 19 of this circular.

Having taken into account the advice of Kim Eng, the Independent Board Committee of Guangzhou Investment and the Independent Board Committee of GZI Transport are of the opinion that the terms of the Joint Venture Agreement are on normal commercial terms and are fair and reasonable and in the respective interests of Guangzhou Investment and its shareholders taken as a whole and of GZI Transport and its shareholders taken as a whole.

FURTHER INFORMATION

Further information of the Companies is set out in Appendix I to this circular for your information.

By order of the board of directors
Guangzhou Investment Company Limited
OU Bingchang
Chairman

By order of the board of directors
GZI Transport Limited
OU Bingchang
Chairman

an Independent Third Party. Therefore, no shareholders of Guangzhou Investment and GZI Transport are required to abstain from voting if Guangzhou Investment and GZI Transport were to convene a general meeting for the approval of the Joint Venture Agreement in accordance with the Listing Rules.

As at the Latest Practicable Date, Group Shareholders of Guangzhou Investment beneficially own 3,229,315,248 shares in Guangzhou Investment, representing approximately 51.1 per cent. of the issued share capital of Guangzhou Investment. Such interest held by Group Shareholders of Guangzhou Investment has no difference from that held by other shareholders of Guangzhou Investment. As at the Latest Practicable Date, Group Shareholders of GZI Transport (including Guangzhou Investment) beneficially own 808,988,076 shares in GZI Transport, representing approximately 72.6 per cent. of the issued share capital of GZI Transport. Such interest held by Group Shareholders of GZI Transport has no difference from that held by other shareholders of GZI Transport.

Based on the above, Group Shareholders of Guangzhou Investment and Group Shareholders of GZI Transport have no interests in the Joint Venture Agreement and are therefore entitled to vote in respect of the Joint Venture Agreement. Written confirmations from the Group Shareholders of Guangzhou Investment and the Group Shareholders of GZI Transport approving the Joint Venture Agreement have been obtained.

Guangzhou Investment and GZI Transport have applied to the Stock Exchange for, and the Stock Exchange has granted, a shareholders' meeting waiver pursuant to which a written independent shareholders' approval should be accepted in lieu of holding a general meeting pursuant to rule 14A.43 of the Listing Rules.

GENERAL INFORMATION ABOUT GUANGZHOU INVESTMENT

Guangzhou Investment is principally engaged in property investment and development, operation of toll roads and bridges, manufacture and sale of newsprint and corrugated paper.

For the financial year ended 31 December 2003, the audited consolidated total turnover was approximately HK$3,901.80 million with profit attributable to shareholders of approximately HK$300.65 million. The audited consolidated total asset value as at 31 December 2003 was approximately HK$25.60 billion.

GENERAL INFORMATION ABOUT GZI TRANSPORT

GZI Transport is principally engaged in investment in and development, operation and management of toll highways, expressways and bridges mainly in Guangdong Province, the PRC.

For the financial year ended 31 December 2003, the audited consolidated total turnover was approximately HK$405.57 million with profit attributable to shareholders of approximately HK$223.82 million. The audited consolidated total asset value as at 31 December 2003 was approximately HK$4.56 billion.

network with other highways and expressways currently operated by Guangzhou Investment and GZI Transport in Guangzhou Municipality and Pearl River Delta. This network would advance the economic development of Guangzhou Municipality and Pearl River Delta and even the whole Guangzhou Province. Therefore, the directors of each of Guangzhou Investment and GZI Transport envisage that expressway operation at the centre of Pearl River Delta would continue to grow due to increased traffic as a result of consistent development in trading and other businesses in the above region.

Guangzhou Yue Peng is an indirect wholly-owned subsidiary of GZI Transport. GZI Transport is a subsidiary of Guangzhou Investment and Guangzhou Yue Peng is therefore also an indirect subsidiary of Guangzhou Investment. Western Second Ring to be established pursuant to the Joint Venture Agreement would be held as to 35 per cent. by Guangzhou Yue Peng and hence would become an indirect associated company of GZI Transport and Guangzhou Investment. The directors of each of Guangzhou Investment and GZI Transport consider that investment in Western Second Ring would provide a stable source of income as well as earning base to Guangzhou Investment and GZI Transport thus further strengthening the profitability of both companies.

The directors of each of Guangzhou Investment and GZI Transport consider that the terms of the Joint Venture Agreement are negotiated with GHDC and Shenzhen Expressway on an arm's length basis, fair and reasonable and in the respective interests of Guangzhou Investment and its shareholders taken as a whole and of GZI Transport and its shareholders taken as a whole.

CONNECTED AND DISCLOSEABLE TRANSACTION

As at the date of the Joint Venture Agreement, GHDC is a connected person of Guangzhou Investment and GZI Transport because GHDC is a substantial shareholder holding 20 per cent., 49 per cent., 20 per cent., 45 per cent. and 20 per cent. respectively of five subsidiaries of GZI Transport (namely Guangzhou Taihe Highways Development Company Limited, Guangzhou Tailong Highways Development Company Limited, Guangzhou Weian Highways Development Company Limited, Guangzhou Xinguang Highways Development Company Limited and Guangzhou Nanxin Highways Development Company Limited). Given that GZI Transport is a subsidiary of Guangzhou Investment, the above subsidiaries are also subsidiaries of Guangzhou Investment. The entering into Joint Venture Agreement by Guangzhou Yue Peng therefore constitutes a connected transaction of Guangzhou Investment and GZI Transport under rule 14A.13(6) of the Listing Rules and requires approval from the independent shareholders of Guangzhou Investment and GZI Transport.

The total capital commitment by Guangzhou Yue Peng under the Joint Venture Agreement exceeds 5 per cent. but does not exceed 25 per cent. under the consideration test set forth in rule 14.15 of the Listing Rules. Hence, the entering into the Joint Venture Agreement by Guangzhou Yue Peng also constitutes a discloseable transaction of Guangzhou Investment and GZI Transport under the Listing Rules.

The directors of each of Guangzhou Investment and GZI Transport have confirmed that save as aforesaid, GHDC is not a connected person of Guangzhou Investment or GZI Transport by virtue of any other connection with Guangzhou Investment or GZI Transport and that Shenzhen Expressway is

INFORMATION ABOUT THE PROJECT

The Project is related to the construction of Guangzhou Western Second Ring Expressway which is located at the centre of the Pearl River Delta. Guangzhou Western Second Ring Expressway will start from Guangsan Expressway near Xiaotang Town, Nanhai District, Foshan City and to end at Maoshan Village, Baiyun District, Guangzhou City, connecting Guangzhou Northern Second Ring Expressway. Guangzhou Western Second Ring Expressway would have six lanes with both directions and its total length would be approximately 39.13km.

Guangzhou Western Second Ring Expressway to be constructed will form an extensive road network with Guangzhou Northern Second Ring Expressway, Jing Zhu Expressway, Guanghua Expressway, New Airport Expressway, Guangsan Expressway and National Highways G324, G321, G105, G106, G107. This would enhance the function of national highways as the main route and backbone of the network and improve the road network planning of the surrounding regions, thus providing a better investment environment and advancing the economic development of Guangzhou Municipality and Pearl River Delta and even the whole Guangdong Province. Therefore, the Project would reinforce the status of Guangzhou Municipality as regional economical and cultural centre.

BACKGROUND FOR ENTERING INTO THE JOINT VENTURE AGREEMENT AND SOURCE OF FUNDING

As a toll road investor and operator, GZI Transport invests in quality toll road and bridge projects. As disclosed in the annual report for the financial year ended 31 December 2003, GZI Transport had been considering investing in additional expressway projects located at the centre of the Peal River Delta, such as Guangzhou Eastern Second Ring Expressway, Guangzhou Western Second Ring Expressway and Guangming Expressway (Guangzhou Eastern Second Ring Expressway Extension Line). The Joint Venture Agreement is one of the agreements that GZI Transport has planned to enter into for the above new projects. GZI Transport is in the process of negotiating for the participation in the construction, operation and management of the other two expressways and no terms have been agreed. Whether it can succeed in doing so depends on a number of factors such as market conditions, costs consideration and business plan and strategy. There can be no assurance that such transactions will proceed. The directors of Guangzhou Investment and GZI Transport have confirmed that Guangzhou Investment and GZI Transport would comply with the relevant provisions of the Listing Rules should any such agreements are signed.

The capital contribution to be made by Guangzhou Yue Peng under the Joint Venture Agreement will be paid out of the internally generated financial resources of GZI Transport.

BENEFITS FOR ENTERING INTO THE JOINT VENTURE AGREEMENT

One of the principal business activities of Guangzhou Investment and the principal business activities of GZI Transport are engaging in operation of toll highways, expressways and bridges. GZI Transport, as a subsidiary of Guangzhou Investment, has been actively looking into opportunities for acquiring quality expressway projects at the centre of Pearl River Delta with growth potential and attractive investment returns to expand its toll expressway business. Guangzhou Western Second Ring Expressway if constructed pursuant to the Joint Venture Agreement would form an extensive road

Project:	Western Second Ring is set up first to complete the project in relation to the construction of Guangzhou Western Second Ring Expressway which is located at the centre of the Pearl River Delta in the PRC.
Expected completion date of the Project:	By early 2007
Profit and loss sharing:	Profits are shared among the joint venture partners in proportion to their respective interests in the registered capital. Losses are limited to the respective contributions made by the joint venture partners to the registered capital.
Pre-emptive right in transfer of interest:	Transfer of interest in Western Second Ring by each joint venture partner is subject to the pre-emptive right of other joint venture partners under the same terms and conditions. However, transfer of interest by a joint venture partner to its subsidiaries or holding companies or the subsidiaries of such holding companies are not subject to the said pre-emptive right of other joint venture partners.
Board representation:	GHDC, Guangzhou Yue Peng and Shenzhen Expressway are entitled to nominate four, three and two directors respectively to the board of directors of Western Second Ring which should comprise nine directors. The chairman who will be the legal representative should be nominated by GHDC. The two vice chairmen should be nominated by Guangzhou Yue Peng and Shenzhen Expressway respectively.
Condition:	Completion of the Joint Venture Agreement is conditional upon all necessary internal corporate authorizations and approvals for the execution and performance of the Joint Venture Agreement being obtained.
Principal obligations:	GHDC is mainly responsible for making application and obtaining pre-construction approvals for the Project, making its contribution to the registered capital according to the terms of the Joint Venture Agreement, assisting in the application and registration for the establishment of Western Second Ring, assisting Western Second Ring in application for tax preferential treatments, purchase of facilities, machinery, office equipment and other materials, set up of various utilities and communications facilities. Guangzhou Yue Peng and Shenzhen Expressway are responsible for making their respective contributions to the registered capital according to the terms of the Joint Venture Agreement.

Joint venture partners:	(1) GHDC (which is principally engaged in the implementation of highway infrastructure plans and the management of toll projects located in Guangzhou Municipality and the four cities in Guangzhou Municipality, namely, Panyu, Zengcheng, Conghua and Huadu) (2) Guangzhou Yue Peng (which is an investment holding company) (3) Shenzhen Expressway (which is principally engaged in the investment, construction, operation and management of toll highways and expressways in the PRC)
Total investment amount and registered capital:	Total investment amount is approximately RMB2.97 billion (equivalent to approximately HK$2.80 billion), of which RMB1.00 billion (equivalent to approximately HK$943.30 million) as registered capital would be contributed by GHDC as to 40 per cent., Guangzhou Yue Peng as to 35 per cent. and Shenzhen Expressway as to 25 per cent. The remaining balance of the total investment amount will be financed by bank financing in the PRC. Such bank financing is not yet committed. The joint venture partners are not obliged to contribute to the balance of the total investment amount pursuant to the Joint Venture Agreement should such bank financing not be obtained.
Terms of making contribution to registered capital:	Each joint venture partner should make its contribution to the registered capital in cash in RMB. The first instalment of contribution to be made by GHDC should be RMB100.00 million (equivalent to approximately HK$94.34 million), by Guangzhou Yue Peng be RMB87.50 million (equivalent to approximately HK$82.55 million) and by Shenzhen Expressway be RMB62.50 million (equivalent to approximately HK$58.96 million) upon signing of the Joint Venture Agreement. The balance of the registered capital should be contributed by the joint venture partners by stages in such amount and by such date as determined by the board of directors of Western Second Ring which is to be formed after the establishment of Western Second Ring.
Business scope:	Planning, design, construction, operation, and management of Guangzhou Western Second Ring Expressway and related accessory services and facilities and fee-collection from the users thereof.

14 June 2004

To the shareholders of Guangzhou Investment and GZI Transport

Dear Sir or Madam,

CONNECTED AND DISCLOSEABLE TRANSACTION

Investment in Guangzhou Western Second Ring Expressway

INTRODUCTION

Reference was made to a joint announcement dated 24 May 2004 issued by the Companies, in which the directors of each of Guangzhou Investment and GZI Transport announced that on 24 May 2004, Guangzhou Yue Peng, GHDC and Shenzhen Expressway had entered into the Joint Venture Agreement whereby Western Second Ring is to be established for the purpose of constructing and operating the Guangzhou Western Second Ring Expressway. The total investment amount of Western Second Ring is expected to be approximately RMB2.97 billion (equivalent to approximately HK$2.80 billion), of which RMB1.00 billion (equivalent to approximately HK$943.30 million) would be contributed by the joint venture partners of Western Second Ring as registered capital, with the remaining balance of the total investment amount to be raised by way of bank financing in the PRC by Western Second Ring. Such bank financing is not yet committed. The joint venture partners are not obliged to contribute to the balance of the total investment amount pursuant to the Joint Venture Agreement should such bank financing not be obtained.

The purpose of this circular is to provide the shareholders of Guangzhou Investment and GZI Transport with further details of the Joint Venture Agreement and to set out the opinions of the Independent Board Committee of Guangzhou Investment and Independent Board Committee of GZI Transport and the advice of Kim Eng to the Independent Board Committee of Guangzhou Investment and the Independent Board Committee of GZI Transport.

THE JOINT VENTURE AGREEMENT

The principal terms of the Joint Venture Agreement are set forth below:-

Date:	24 May 2004
Joint venture:	廣州市西二環高速公路有限公司 (for identification purposes, in English, Guangzhou Western Second Ring Expressway Company Limited)
Operating period:	A period of 30 years from the date of incorporation

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(incorporated in Hong Kong with limited liability)

Executive directors:
Mr. OU Bingchang *(Chairman)*
Mr. CHEN Guangsong
Mr. LI Fei
Mr. LIANG Ningguang
Mr. XIAO Boyan
Mr. LIANG Yi
Mr. WONG Chi Keung
Ms. YAN Yuk Fung

Independent non-executive directors:
Mr. YU Lup Fat Joseph
Mr. LEE Ka Lun

Registered office:
24th Floor, Yue Xiu Building
160-174 Lockhart Road
Wanchai
Hong Kong

越秀交通有限公司
GZI Transport Limited
(incorporated in Bermuda with limited liability)

Executuve directors:
Mr. OU Bingchang *(Chairman)*
Mr. LI Xinmin
Mr. CHEN Guangsong
Mr. CHEN Jiahong
Mr. LIANG Ningguang
Mr. XIAO Boyan
Mr. LIANG Yi
Mr. DU Liangying
Mr. DU Xinrang
Mr. ZHONG Ming
Mr. HE Zili
Mr. ZHANG Siyuan

Non-Executive directors:
Mr. FUNG Ka Pun*
Mr. LAU Hon Chuen Ambrose*
Mr. POON Jing
Mr. CHEUNG Doi Shu*

* *Independent non-executive directors*

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Head office and principal place of business:
23rd Floor, Yue Hing Building
103 Hennessy Road
Wanchai
Hong Kong

"PRC"	means the People's Republic of China other than Hong Kong, Taiwan and the Special Administrative Region of Macau for the purposes this circular;
"Project"	means an expressway project relating to the construction of the Guangzhou Western Second Ring Expressway which is located at the centre of the Pearl River Delta in the PRC under the Joint Venture Agreement;
"RMB"	means renminbi yuan, the lawful currency of the PRC;
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time;
"Shenzhen Expressway"	means 深圳高速公路股份有限公司 (Shenzhen Expressway Company Limited), an Independent Third Party and a joint stock company incorporated in the PRC with limited liability and the shares of which are listed on the Main Board;
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited;
"subsidiary"	has the same meaning as in section 2 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) as at the date hereof and "subsidiaries" shall be construed accordingly;
"substantial shareholder(s)"	has the meaning ascribed to it under the Listing Rules;
"Western Second Ring"	means 廣州市西二環高速公路有限公司 (for identification purposes, in English, Guangzhou Western Second Ring Expressway Company Limited), a joint venture company to be established in the PRC with limited liability pursuant to the Joint Venture Agreement; and
"Yue Xiu"	means Yue Xiu Enterprises (Holdings) Limited (越秀企業(集團)有限公司), a company incorporated in Hong Kong with limited liability and the ultimate holding company of Guangzhou Investment and hence the ultimate holding company of GZI Transport, which through its subsidiaries has an indirect shareholding in Guangzhou Investment and GZI Transport since 1992 and 1996 respectively.

In this circular, certain amounts quoted in RMB have been translated into Hong Kong dollars at the reference rate of HK$1.00 to RMB1.06 for information purposes only. Such translation should not be construed as a representation that the relevant amounts have been, could have been, or could be, converted at that or any other rate or at all.

"Hong Kong"	means The Hong Kong Special Administrative Region of the People's Republic of China;
"Independent Board Committee of Guangzhou Investment"	means an independent committee of the board of directors of Guangzhou Investment appointed to advise the independent shareholders of Guangzhou Investment in respect of the Joint Venture Agreement, comprising the independent non-executive directors of Guangzhou Investment, namely, Mr. YU Lup Fat Joseph and Mr. LEE Ka Lun;
"Independent Board Committee of GZI Transport"	means an independent committee of the board of directors of GZI Transport appointed to advise the independent shareholders of GZI Transport in respect of the Joint Venture Agreement, comprising the independent non-executive directors of GZI Transport, namely, Mr. FUNG Ka Pun, Mr. LAU Hon Chuen Ambrose and Mr. CHEUNG Doi Shu;
"independent shareholder(s)"	has the meaning ascribed to it under Chapter 14A of the Listing Rules;
"Independent Third Party"	means any third party not being a connected person of Guangzhou Investment and GZI Transport (as defined in the Listing Rules);
"Joint Venture Agreement"	means a joint venture agreement dated 24 May 2004 and entered into between GHDC, Guangzhou Yue Peng and Shenzhen Expressway in respect of the formation of Western Second Ring;
"Kim Eng"	Kim Eng Corporate Finance (Hong Kong) Limited, a licensed corporation to carry out type 6 regulated activities under the SFO, who has been appointed as the independent financial adviser to give advice to the Independent Board Committee of Guangzhou Investment and the Independent Board Committee of GZI Transport in respect of the terms and conditions of the Joint Venture Agreement;
"Latest Practicable Date"	10 June 2004, being the latest practicable date for ascertaining certain information referred to in this circular prior to the printing of this circular;
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Main Board"	means the securities market (excluding the option market) operated by the Stock Exchange, which is independent from and operated in parallel with the Growth Enterprise Market of the Stock Exchange;

Unless the context requires otherwise, the following expressions have the following meanings in this circular:

"associate(s)"	has the meaning ascribed to it under the Listing Rules;
"Companies"	Guangzhou Investment and GZI Transport;
"connected person"	has the meaning ascribed to it under the Listing Rules;
"GHDC"	means 廣州市公路開發公司 (for identification purposes, in English, Guangzhou Highways Development Company), a PRC state-owned enterprise and a substantial shareholder of five subsidiaries of GZI Transport. Hence, GHDC is a connected person of Guangzhou Investment and GZI Transport;
"Group Shareholders of Guangzhou Investment"	Yue Xiu, Bosworth International Limited, Novena Pacific Limited, Morrison Pacific Limited, Greenwood Pacific Limited, Goldstock International Limited and Yue Xiu Finance Company Limited
"Group Shareholders of GZI Transport"	Yue Xiu, Housemaster Holdings Limited, Power Head Limited, Delta Force Holdings Limited, Lawson Enterprises Limited, Guangzhou Investment, Yue Xiu Finance Company Limited and Greenwood Pacific Limited
"Guangzhou Investment"	means Guangzhou Investment Company Limited (越秀投資有限公司), a company incorporated in Hong Kong with limited liability and the shares of which are listed on the Main Board and Singapore Exchange Securities Trading Limited;
"Guangzhou Investment Group" or "Group"	Guangzhou Investment and its subsidiaries;
"Guangzhou Yue Peng"	means 廣州越鵬信息有限公司 (for identification purposes, in English, Guangzhou Yue Peng Information Ltd.), a company incorporated in the PRC with limited liability and an indirect wholly-owned subsidiary of GZI Transport and an indirect subsidiary of Guangzhou Investment;
"GZI Transport"	means GZI Transport Limited (越秀交通有限公司), a company incorporated in Bermuda with limited liability and the shares of which are listed on the Main Board;
"GZI Transport Group"	GZI Transport and its subsidiaries;
"HK$"	means Hong Kong dollars, the lawful currency of Hong Kong;

CONTENTS

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise **transferred** all your shares in Guangzhou Investment Company Limited or GZI Transport Limited, you should at once hand this circular to the purchaser(s) or the transferee(s) or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or the transferee(s).

This circular does not constitute an offer of, nor is it calculated to invite offers for, shares or other securities of Guangzhou Investment Company Limited or GZI Transport Limited.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

越秀交通有限公司

GZI Transport Limited

(Incorporated in Bermuda with limited liability)

CONNECTED AND DISCLOSEABLE TRANSACTION

Investment in Guangzhou Western Second Ring Expressway

Independent financial adviser to the respective independent board committees of Guangzhou Investment Company Limited and GZI Transport Limited

KIM ENG

Kim Eng Corporate Finance (Hong Kong) Limited

A letter from the boards of directors of the Companies is set out on pages 4 to 11 of this circular.

A letter from the independent board committees of the Companies is set out on pages 12 and 13 of this circular. A letter from Kim Eng, the independent financial adviser to the independent board committees of the Companies, is set out on pages 14 to 19 of this circular.

14 June 2004

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(於香港註冊成立之有限公司)

股東週年大會之代表委任表格

本人／吾等[附註1] ______________________________

地址為______________________________

乃越秀投資有限公司(「本公司」)股本中每股面值0.10元之股份[附註2] ______________股之登記持有人，

茲委任[附註3]大會主席或______________________________

地址為______________________________

為本人／吾等之代表，代表本人／吾等出席本公司於二○○四年六月二日下午三時正召開之股東週年大會(「大會」)(及其任何續會)，並按下列指示就各項決議案投票：

		贊成[附註4]	反對[附註4]
1.	審閱截至二○○三年十二月三十一日止年度之經審核帳目、董事會及核數師報告		
2.	宣佈派發末期股息		
3.	(i) 選舉陳光松先生連任董事		
	(ii) 選舉李飛先生連任董事		
	(iii) 選舉梁凝光先生連任董事		
	(iv) 授權董事會釐定董事酬金		
4.	重新委聘羅兵咸永道會計師事務所為本公司之核數師，並授權董事會釐定其酬金		
5.	A. 授予董事購回本公司股份之一般授權(大會通告第5A項普通決議案)		
	B. 授予董事發行及處理本公司額外股份之一般授權(大會通告第5B項普通決議案)		
	C. 將本公司購回之股份面值包括在第5B項決議案授予董事之授權內(大會通告第5C項普通決議案)		
	D. 續新購股權計劃10%限制(大會通告第5D項普通決議案)		
6.	修訂本公司之組織章程細則(大會通告第6項特別決議案)		

日期：二○○四年__________月__________日　　　　簽署：______________________________

附註：

1. 請用**正楷**填上全名及地址。
2. 請填上以代表委任表格所代表以 閣下名義登記之本公司股份數目。如不填上股份數目，則本代表委任表格將被視為代表以 閣下名義登記之所有本公司股份。
3. 如委任大會主席以外之人士為代表，請將「大會主席」字樣刪去，並在空欄內填上擬委任之代表姓名及地址。**本代表委任表格之任何更改，均須由簽署人簡簽示可。**
4. **注意： 閣下如欲投票贊成決議案，請在有關決議案之「贊成」欄內填上「✓」號，如欲投票反對決議案，則請在有關決議案之「反對」欄內填上「✓」號。**如不在任何一欄內填上「✓」號，則 閣下之代表可酌情決定投票。除大會通告所載決議案外， 閣下之代表亦有權就大會正式提出之任何決議案自行酌情投票。
5. 本代表委任表格連同經簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之該等授權書或授權文件副本，須於該大會(或其續會)指定舉行時間四十八小時前送達香港灣仔告士打道56號東亞銀行港灣中心地下本公司之股份過戶登記處雅柏勤證券登記有限公司，方為有效。
6. 本代表委任表格須由 閣下或 閣下之正式書面授權人簽署，如股東為公司，則須加蓋公司印鑑或經由主管人員或正式授權人親筆簽署。
7. 聯名持有人方面，如排名首位之持有人投票，不論其為親自或委派代表投票，則其他聯名持有人概不得投票。排名先後乃根據公司股東名冊內有關聯名持有人之排名次序而定。
8. 受委代表毋須為本公司股東，惟須親身出席會議以代表 閣下。

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(incorporated in Hong Kong with limited liability)

Proxy Form for Annual General Meeting

I/We [1] ______________________________

of ______________________________

being the registered holder(s) of [2] ______________ shares of $0.10 each in the capital of GUANGZHOU INVESTMENT COMPANY LIMITED (the "Company") hereby appoint[3] the Chairman of the meeting or ______________________________

of ______________________________

as my/our proxy to attend and vote for me/us and on my/our behalf at the Annual General Meeting (the "Meeting") of the Company to be held on 2nd June 2004 at 3:00 p.m. and at any adjournment thereof on the undermentioned resolutions as indicated.

		FOR [4]	AGAINST [4]
1.	To adopt the audited accounts for the year ended 31st December 2003 and the reports of the directors and auditors thereon		
2.	To declare a final dividend		
3.	(i) To re-elect Mr Chen Guangsong as director		
	(ii) To re-elect Mr Li Fei as director		
	(iii) To re-elect Mr Liang Ningguang as director		
	(iv) To authorise the board to fix directors' remuneration		
4.	To re-appoint PricewaterhouseCoopers as auditors of the Company and to authorise the board to fix their remuneration		
5.	A. To give a general mandate to the directors to repurchase shares of the Company (Ordinary Resolution No. 5A of the notice of the Meeting)		
	B. To give a general mandate to the directors to issue and deal with additional shares in the Company (Ordinary Resolution No. 5B of the notice of the Meeting)		
	C. To include the nominal amount of the shares repurchased by the Company to the mandate granted to the directors under Resolution 5B (Ordinary Resolution No. 5C of the notice of the Meeting)		
	D. To refresh the 10 per cent limit under the share option scheme (Ordinary Resolution No. 5D of the notice of the Meeting)		
6.	To amend the Articles of Association of the Company (Special Resolution No. 6 of the notice of the Meeting)		

Dated this ____________ day of ____________ 2004   Signature(s) ______________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of shares of the Company to which the proxy relates registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).
3. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "the Chairman of the meeting" herein inserted and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
4. IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK IN THE BOX MARKED "FOR" the relevant resolution. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK IN THE BOX MARKED "AGAINST" the relevant resolution. Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the said Meeting other than those referred to in the notice convening the Meeting.
5. To be valid, this form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such authority, must be deposited with the Company's Share Registrar, Abacus Share Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for the holding of the Meeting or adjourned meeting thereof.
6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
7. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the register of members.
8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

此乃要件　請即處理

閣下如對本通函任何部分內容或應辦的手續**有任何疑問**，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之越秀投資有限公司(「本公司」)股份全部**售出或轉讓**，應立即將本通函連同隨附之代表委任表格送交買主或承讓人，或經手買賣之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生，或因倚賴該等內容而引致的任何損失承擔任何責任。

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(於香港註冊成立之有限公司)
(股份代號：123)

建議發行新股份及購回股份之一般授權
建議修訂組織章程細則
續新購股權計劃10%上限
建議重選董事
及
股東週年大會通告

本公司謹訂於二OO四年六月二日星期三下午三時正假座香港灣仔駱克道160-174號越秀大廈26樓舉行股東週年大會，大會通告載於本通函內。無論　閣下能否出席大會，務請根據隨附代表委任表格上印備之指示，填妥該表格及盡快交回本公司股份過戶登記處雅柏勤證券登記有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)，惟無論如何最遲須於大會或其任何續會之指定舉行時間四十八小時前交回。

二○○四年四月三十日

目　錄

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(於香港註冊成立之有限公司)
(股份代號：123)

執行董事：
區秉昌(董事長)
陳光松
李　飛
梁凝光
肖博彥
梁　毅
黃之強
甄玉鳳

獨立非執行董事：
余立發
李家麟

註冊辦事處：
香港
灣仔
駱克道160-174號
越秀大廈24樓

敬啓者：

建議發行新股份及購回股份之一般授權
建議修訂組織章程細則
續新購股權計劃10%上限
建議重選董事
及
股東週年大會通告

發行股份之一般授權

在越秀投資有限公司(「本公司」)上一次於二〇〇三年六月十八日舉行之股東週年大會(「二〇〇三年股東週年大會」)上，本公司董事(「董事」)獲授一般授權，以配發、發行及處理本公司股本每股面值0.10港元之股份(「股份」)。此項授權將於在二〇〇四年六月二日下午三時正假座香港灣仔駱克道160-174號越秀大廈26樓舉行之應屆股東週年大會(「二〇〇四年股東週年大會」)結束時作廢。為了確保給予董事靈活性及酌情權於適當時機發行任何股份，本公司於二〇〇四年股東週年大會上尋求本公司股東(「股東」)批准無條件授予董事一

般授權，以配發或發行新股份，合共最多達相當於通過建議普通決議案當日本公司已發行股本之20%（「一般授權」）。取得一般授權是根據香港聯合交易所有限公司證券上市規則（「上市規則」）規定。建議決議案（「一般授權決議案」）載於日期為二○○四年四月三十日之二○○四年股東週年大會通告（「二○○四年股東週年大會通告」）內之5B項普通決議案，該通告載於本通函附錄二。

在一般授權決議案方面，董事謹此聲明彼等目前並無計劃發行任何新股份。本公司將就香港法例第32章公司條例（「公司條例」）第57B條及上市規則，向股東尋求批准一項一般授權。

購回股份之一般授權

上市規則容許以香港聯合交易所有限公司（「聯交所」）為第一上市之公司，於聯交所購回其本身之證券，惟受若干限制。於二○○三年股東週年大會上，董事獲授予一項一般授權以購回股份。此項授權將於二○○四年股東週年大會結束時作廢。因此，本公司將會建議提呈一項普通決議案（載於本通函附錄二之二○○四年股東週年大會通告內之5A項決議案（「購回授權決議案」）），以無條件授予董事一般授權，包括購回最多達於通過購回授權決議案當日本公司已發行股本總面值之10%（「購回授權」）。按上市規則有關規管證券購回及公司條例第49BA(3)條之規定，本公司須向股東寄發一項說明函件，載有一切合理所需資料，讓彼等就應否投票贊成或反對購回授權，達致知情決定。這些資料載於本通函附錄一。

在購回授權決議案方面，董事謹此聲明彼等目前並無計劃購回任何現有股份。

續新購股權計劃10%上限

根據本公司於二○○二年六月二十六日採納之本公司現有購股權計劃（「購股權計劃」），本公司可授出購股權以認購最多達於二○○二年六月二十六日（即該計劃獲股東批准之日期）本公司已發行股本之10%。於當日，本公司有4,010,363,667股已發行股份，故本公司可以授出可認購最多達401,036,366股股份之購股權。於二○○四年四月二十八日（即本通函付印前就確定其所載若干資料之最後實際可行日期）（「最後實際可行日期」），除購股權計

劃外，本公司並無其他購股權計劃。本公司根據購股權計劃，以及股東分別於一九九二年十一月二十一日及一九九八年六月二十三日採納，並於二○○二年六月二十六日終止之兩項前購股權計劃(「兩項舊購股權計劃」)授出購股權，最多達該等計劃之現有上限。已授出購股權詳情如下：

兩項舊購股權計劃		**購股權計劃**	
購股權	**數目**	**購股權**	**數目**
未行使	16,834,000	未行使	325,238,000
已行使	170,562,000	已行使	47,036,000
已失效	143,848,000	已失效	228,000

根據購股權計劃及兩項舊購股權計劃，未行使之購股權賦予購股權持有人權利，可認購合共342,072,000股股份，相當於本公司在最後實際可行日期已發行股本約5.4%。

為了讓本公司根據購股權計劃向合資格參與者進一步授出購股權，現建議，待獲得股東於二○○四年股東週年大會批准及在上市規則訂立之其他規定下，續新購股權計劃可授出購股權之上限，達至於批准續新上限(「續新上限」)日期已發行股份數目之10%。建議決議案載於二○○四年股東週年大會通告內之5D項普通決議案。

按上市規則，所有根據購股權計劃及本公司任何其他購股權計劃之已授出及未授出但未獲行使之購股權獲行使而可予發行之股份總數，於任何時間不得超過不時已發行股份數目之30%。本公司或其任何附屬公司不得按其任何購股權計劃授出任何購股權，倘該授出購股權將可導致超過該30%上限。

按於最後實際可行日期已發行股份為6,299,943,914股為基準，並假設於二○○四年股東週年大會日期或之前，本公司將不會再發行或購回股份，因行使所有本公司根據已續新上限可授出之購股權而可發行之股份最高數目為629,994,391股。

根據續新上限授出購股權須待一項普通決議案(載於本通函附錄二之二○○四年股東週年大會通告內之5D項決議案)獲通過後，以及聯交所上市委員會批准因行使按照續新上限授出之購股權而可予發行之任何新股份(相當於最多達二○○四年股東週年大會日期已發行股份之10%)上市及買賣，方可作實。

本公司已向聯交所申請，批准因行使按照續新上限授出之購股權而可予發行之新股份(相當於最多達二○○四年股東週年大會日期已發行股份之10%)上市及買賣。

建議修訂本公司組織章程細則(「章程細則」)

根據於二○○四年二月生效之公司條例修訂(根據二○○三年公司(修訂)條例引入),以及分別於二○○二年二月及二○○四年三月生效之上市規則修訂,本公司獲批准,包括讓股東選擇以電子方法收取本公司之企業通訊(包括但不限於本公司之年報、摘錄自本公司年報之財務報告概要(「財務報告概要」)、本公司之中期報告、股東大會通告及通函),以及選擇只收取英文版或中文版或兩個版本。

為了達致上述靈活性,董事認為,對章程細則提出若干修訂,讓其根據上市規則及任何適用法律、規則及規例所容許下,進行以下事項,以符合本公司及股東之利益:

(a) 事先經股東同意下,使用電子方法傳送或提供本公司之企業通訊(按上市規則所賦予之涵義);及

(b) 向股東寄發本公司英文版或中文版或兩個版本之企業通訊。

鑑於上市規則若干有關企業管治事宜之修訂已於二○○四年三月三十一日生效(若干過渡安排除外),就符合有關修訂而言,董事建議提呈股東批准就章程細則作出若干修訂,其中包括下列事項,以配合上市規則附錄三之有關修訂,其中包括下列條文:

(i) 股東擬提名一位人士參與董事選舉而向本公司發出通知之最短期限(期間該位人士可向本公司發出通知,表明願意參選)將為至少七日。就計算遞交有關通知之期限,須由不早於就該選舉而召開大會之通告寄發日期翌起日起,直至不遲於舉行該會議日期前七日止。然而,謹請注意,本公司並無被限制於寄發選舉大會通告翌日前收取該通告;

(ii) 除章程細則特別指明之例外情況外,董事會在批准某董事或其任何聯繫人(定義見上市規則)擁有重大利益之合約、安排或其他建議時,該名董事不得就有關決議案投票,亦不得計算在該會議的法定人數內;

(iii) 倘任何股東根據上市規則須就某決議案棄權投票，或僅限於投票贊成或投票反對某決議案，則該股東所作表決或代其所作表決，如違反上述規定或限制時，將不予計算。

此外，公司條例修訂(根據二〇〇三年公司(修訂)條例引入)促使提呈作出章程細則之數項建議修訂。例如，一家公司現時可以普通決議案而非特別決議案方式罷免一名董事及股票須於遞交過戶文件後十個營業日內發出。

修訂章程細則的建議載於二〇〇四年股東週年大會通告內之特別決議案，該通告載於本通函附錄二。

建議重選董事

遵照章程細則第91條，於二〇〇四年股東週年大會上輪席告退之董事為陳光松先生、李飛先生及梁凝光先生。遵照上市規則而須予披露之上述董事詳細資料載於本通函附錄四。

股東週年大會

二〇〇四年股東週年大會通告載於本通函附錄二。

如上文「建議修訂本公司組織章程細則」一段所述，將於二〇〇四年股東週年大會提呈一項特別決議案以修訂章程細則。倘特別決議案於二〇〇四年股東週年大會上獲通過，而且本公司按股東選擇，本公司在其電腦網絡(包括但不限於其網站)公佈其年報及/或財務報告概要，代替向有關股東寄發印製本，並透過電子方法向有關股東傳送英文版或中文版或兩個版本之企業通訊，則將有助減低全球資源消耗，並令本公司可節省印刷及郵寄成本。

無論　閣下能否出席二〇〇四年股東週年大會，務請根據隨附二〇〇四年股東週大會之代表委任表格上印備之指示，填妥該表格及盡快交回本公司股份過戶登記處雅柏勤證券登記有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)，惟無論如何最遲須於二〇〇四年股東週年大會或其任何續會之指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，　閣下仍可出席二〇〇四年股東週年大會或其任何續會，並於會上投票。

閣下就二〇〇四年股東週年大會提呈之決議案要求投票表決之權利，載於本通函附錄三。

推薦意見

董事認為，一般授權、購回授權、續新上限、建議重選董事及建議修訂章程細則，全部均符合本公司及股東之利益。因此，董事建議股東贊成即將在二〇〇四年股東週年大會上提呈之普通決議案及特別決議案。

此致

列位股東　台照

代表董事會
越秀投資有限公司
董事長
區秉昌
謹啟

二〇〇四年四月三十日

此說明函件亦構成公司條例第49BA(3)條規定之組織章程大綱。

股本

儘管董事現時無意購回任何股份，惟彼等相信建議進行之購回授權所帶來之靈活性將對本公司有利。

現建議可購回本公司股份之數目，最多可達於批准一般授權決議案通過當日本公司已發行股份總額之10%。於二〇〇四年四月二十八日，即確定該等數目之最後實際可行日期(「最後實際可行日期」)，本公司已發行6,299,943,914股股份。按於二〇〇四年股東週年大會日期前概無再發行股份之情況下，董事將獲授權於截至二〇〇五年本公司下屆股東週年大會或法律規定舉行下次本公司股東週年大會之期限屆滿或本公司股東在本公司股東大會上以通過普通決議案之方式撤銷或修改購回授權(以最早發生者為準)前之期間內，可購回最多達629,994,391股股份。

購回股份之理由

本公司僅會在董事認為購回股份將有利於本公司及其股東之情況下進行購回事宜。視乎當時之市況及資金安排，該等購回事宜可能導致增加本公司及其資產之淨值及/或每股盈利。

用以購回股份之資金

根據購回授權而購回股份之資金將會全部由本公司之可動用流動現金或營運資金中撥付。根據其公司組織章程大綱及章程細則與香港法律，任何購回股份所需之資金將由本公司於法律上許可用作有關用途之資金中撥付，包括可供分派之溢利。根據公司條例，可供分派之公司溢利為之前尚未用作分派或資本化之累積已變現溢利，減去之前尚未因削減或重整資本而撇銷之累積已變現虧損。

任何購回股份之影響

若購回授權全數行使，將可能會對本公司之營運資金或資本負債狀況(與本公司最近期公佈截至二〇〇三年十二月三十一日止年度經審核之賬目內披露之財政狀況比較而言)造成重大不利影響。然而，在董事認為對本公司之營運資金需求，或董事不時認為適合本公司之資本負債水平會造成任何重大不利影響情況下，董事並不擬行使該購回授權。

權益之披露

目前並無任何董事或（就彼等作出一切合理查詢後所知）彼等之聯繫人，倘行使該項購回授權時，擬將任何股份售予本公司。

目前並無任何本公司之關連人士（按上市規則之定義）曾知會本公司，倘獲授該項購回授權時，彼等擬將股份售予本公司，或已承諾不會將其持有之股份售予本公司。

董事之承諾

董事已向聯交所作出承諾，在適用之情況下，彼等將按上市規則及適用之香港法例行使購回授權。

本公司進行之股份購回

於過去六個月內，本公司概無購回任何股份（不論是否於聯交所或其他證券交易所進行）。

收購守則之後果

倘購回股份後，某位股東所佔本公司投票權之權益比例有所增加，該項增加將按香港公司收購及合併守則（「收購守則」）被視為一項收購事項。為此，一名股東或一組一致行動之股東可能取得或鞏固其於本公司之控制權（視乎股東權益增加之幅度而定），因而須根據收購守則第26條作出強制性收購行動。於最後實際可行日期，越秀企業（集團）有限公司擁有本公司現有已發行股本約51%。在此情況下，倘購回授權全面付諸實行，作出強制性收購行動不大可能發生。

市價

股份於本文件付印前之十二個月內每月在聯交所進行買賣之最高及最低價格如下：

	股份之交易市價	
	最高	最低
	港元	港元
二〇〇三年		
四月	0.500	0.390
五月	0.560	0.405
六月	0.630	0.520
七月	0.630	0.550
八月	0.670	0.560
九月	0.730	0.630
十月	0.850	0.700
十一月	0.940	0.790
十二月	0.930	0.830
二〇〇四年		
一月	1.020	0.850
二月	0.960	0.850
三月	0.950	0.770

股東週年大會通告

茲通告越秀投資有限公司(「本公司」)謹訂於二〇〇四年六月二日星期三下午三時正假座香港灣仔駱克道160-174號越秀大廈26樓舉行股東週年大會(「二〇〇四年股東週年大會」)，藉以處理下列事項：

1. 省覽截至二〇〇三年十二月三十一日止年度之經審核賬目、董事會及核數師之報告。

2. 宣派末期股息。

3. 選舉董事並授權董事會釐定董事酬金。

4. 重聘核數師並授權董事會釐定其酬金。

5. 作為特別事項，考慮及酌情通過下列決議案為普通決議案：

普通決議案

A.「**動議**

(a) 在下文(b)分段之規限下，一般性及無條件批准本公司董事會於有關期間內行使本公司一切權力，於香港聯合交易所有限公司(「聯交所」)或本公司之證券上市所在並經由證券及期貨事務監察委員會及聯交所就此確認之其他證券交易所，按照所有適用法例及不時予以修訂之聯交所證券上市規則(「上市規則」)或任何其他證券交易所之規定並在其規限下，購回其股份；

(b) 根據上文(a)分段之批准，本公司可購回之本公司股份面值總額不得超過於本決議案通過日期本公司已發行股本面值總額之10%，而該項批准亦須受此限制；及

(c) 就本決議案而言，「有關期間」指由本決議案通過之日期至下列三者中之最早日期止之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 按本公司之章程細則或香港任何適用法例規定本公司須召開下屆股東週年大會之期限屆滿時；及

(iii) 本決議案所授予之權力經本公司股東於股東大會上以普通決議案予以撤銷或更改。」

B.「**動議**

(a) 在下文(c)分段之規限下及根據公司條例第57B條，一般性及無條件批准本公司董事於有關期間內行使本公司一切權力以配發、發行及處理本公司股本中之額外股份，並在或需行使此等權力之情況下作出或授出售股建議、協議及購股權；

(b) 上文(a)分段之批准將授權本公司董事於有關期間內作出或授出將須要或可能須要在有關期間結束後行使該權力之售股建議、協議及購股權；

(c) 本公司董事根據(a)分段之批准而配發或同意有條件或無條件配發（不論是否根據購股權或其他原因而配發者）之股本面值總額，除根據(i)供股；(ii)現時已採納之任何購股權計劃或類似安排以授出或發行予該計劃合資格參與者，及本公司及／或其任何附屬公司安排之股份或可購買本公司股份之權利；或(iii)根據本公司之章程細則以任何以股代息或類似安排藉配發股份以代替本公司股份之全部或部分股息外，不得超過本決議案通過日期本公司已發行股本面值總額20%，及該項批准亦須受此限制；及

(d) 就本決議案而言，「有關期間」指由本決議案通過之日期至下列三者中之最早日期止之期間：

(i) 本公司下屆股東週年大會結束；

(ii) 按本公司之章程細則或香港任何適用法例規定本公司須召開下屆股東週年大會之期限屆滿時；及

(iii) 本決議案所授予之權力經本公司股東於股東大會上以普通決議案予以撤銷或更改；及

「供股」乃指本公司董事於訂定之期間向於指定記錄日期名列股東名冊之股份持有人按彼等當時之持股比例提呈發售本公司股份之建議(惟本公司董事有權就零碎股權或根據任何香港以外地區之法律限制或責任或任何認可監管機關或任何證券交易所之規定而作出其認為必要或權宜之豁免或其他安排)。」

C. 「**動議**

待上文A及B分段之各項決議案獲通過後，本公司根據上文A分段購回本公司股本中之股份面值總額，應加入本公司董事根據及按照上文B分段批准行使之一般授權而可配發或同意有條件或無條件配發之本公司股本面值總額之內。」

D. 「**動議**

待聯交所上市委員會批准，因行使本公司於二〇〇二年六月二十六日採納之現有購股權計劃(「購股權計劃」)而可予發行之任何本公司股份上市及買賣後，授權本公司董事根據購股權計劃進一步授出購股權，惟因於本決議案日期或之後行使購股權計劃授出之購股權而可予發行之股份總數，不得超過於本決議案通過日期本公司已發行股本面值總額之10%。」

6. 作為特別事項，考慮及酌情通過以下決議案為特別決議案：

特別決議案

「**動議**本公司章程細則按下列方式作出修訂：

(a) 於細則1(1)條「該等細則」之定義後加入以下定義：

「聯繫人」	與任何董事有關之聯繫人與上市規則第1.01條所界定者具有相同涵義；

(b) 刪除細則第1(1)條內「披露權益條例」之定義；

(c) 於細則第1(1)條「結算日」之定義後加入以下定義：

「董事」　　指本公司當時之董事；

(d) 於細則第1(1)條「元」或「$」之定義後加入以下定義：

「電子通訊」　　指透過任何媒體以任何電子傳送方式發送之通訊；

「有權利人士」　　與載於該條例第2(1)條「有權利人士」之定義相同；

(e) 於細則第1(1)條「持有人」之定義後加入以下定義：

「上市規則」　　指香港聯合交易所有限公司證券上市規則及對此不時作出之任何修訂；

(f) 於細則第1(1)條「於報章公佈」之定義後加入以下定義：

「有關財務文件」　　與載於該條例第2(1)條「有關財務文件」之定義相同；

(g) 於細則第1(1)條「秘書」之定義後加入以下定義：

「證券及期貨條例」　　受本細則第(3)段、香港法例第571章證券及期貨條例規限；

「特別通告」　　有關一項決議案之「特別通告」具有該條例第116C條賦予該詞之涵義相同；

(h) 刪除細則第1(1)條「聯交所」之定義後之標點符號「。」，並以標點符號「；」替代；

(i) 於細則第1(1)條「聯交所」之定義後加入以下定義：

「財務摘要報告」　　與載於該條例第2(1)條「財務摘要報告」之定義相同。

(j) 刪除細則第1(2)條，並以下列新細則第1(2)條替代：

除上文所述及除非文義另有規定外，本細則所載詞語或詞彙與該條例或該等細則對本公司成為具約束力日期起生效之任何法定修訂之涵義相同。

(k) 刪除細則第1(6)(a)條第一行「書面參考」字句後「包括」一詞，並以「除非相反意向出現，須按包括以下詮釋」；

(l) 刪除細則第1(6)(a)條第二行後「複製a項文字」後第二至三行(包括首尾兩行)「可讀及非短暫形式」字詞，以「可看見及可讀形式。倘此等細則(惟委任代表條文除外)任何條文規定本公司、其董事或股東須以書面通訊，此規定可由電字記錄方式滿足，惟給予通訊人士於表格內拒絕獲得通訊除外」字句替代；

(m) 刪除細則第3條，並以下列新細則第3條替代；

3. 本公司法定股本須分為每股面值0.10港元之普通股。

(n) 於細則第11(b)條第一行「毋須付款」字句後，加入「在配發或遞交股份過戶文件後，於該條例訂明或聯交所可不時決定有關期限(以較短期限為準)(或有關發行股份條件可規定之其他期限內)內收取」字句；

(o) 於細則第27條末加入下列字句「股份(或本公司不時可予發行並向聯交所申請上市之其他證券)過戶文件須由香港中央結算(代理人)有限公司(或其繼任人)作為轉讓人及承讓人簽署，並須以機印署名，惟於香港中央結算(代理人)有限公司須以機印署名時，董事會須事先獲提供香港中央結算(代理人)有限公司之授權簽署式樣，而董事會亦合理信納該機印署名與其中一個簽署式樣相符。」

(p) 刪除細則第49條第九行「之條文」後「公司」字句；

(q) 於細則第58條第二行「如此要求」後加入「或根據上市規則規定之投票表決」；

(r) 於細則第59條第一行「除非一項投票表決」後加入「根據上市規則規定或」字句；

(s) 於細則第61條第三行「要求」後加入「或根據上市規則規定(視情況而定)」；

(t) 於細則第64條第二行緊隨「要求」之字句後加入「或根據上市規則之規定須」之字句；

(u) 緊隨細則第64條後加入以下之新細則：

64A. 在該條例及上市規則條文之規限下，所有股東大會可透過視像會議或其他合法之電子形式，或本公司在股東大會可能同意之形式舉行，惟細則所有關於股東大會之規定在細節上作出必要之修訂後將仍然適用。

(v) 於細則第65條第一行緊隨「附帶於任何股份」之字句後，加入「及就細則第65A條」之字句；

(w) 緊隨細則第65條後加入以下之新細則：

65A. 倘任何股東根據上市規則須就某決議案棄權投票，或僅限於投票贊成或投票反對某決議案，則該股東所作表決或代其所作表決，如違反上述規定或限制則將不予計算。

(x) 於細則第67條第一行刪除第一個字「一」，並以「在細則第65A條之規限下，一」之字句取代；

(y) 於細則第74條第二行緊隨「要求投票表決及」之字句後，加入「，在細則第65A條」之字句；

(z) 刪除整條細則第85條；

(aa) 於細則第86條第一行緊隨「業務」之字句後，加入「及事務」之字句；

(ab) 於細則第87(5)(a)條第二行緊接「條例」之字句前，刪除「公司」之字句；

(ac) 於細則第87(5)(a)條第四行緊接「條例」之字句前，刪除「公司」之字句；

(ad) 於細則第87(5)(b)條第三行緊接「條例」之字句前，刪除「公司」之字句；

(ae) 於細則第91條第二行緊隨「最接近三分一之數目」之字眼前，加入以下字眼「，或以上市規則不時可能規定或適用之監管機構不時可能規定之其他守則、規則及規例規定之該等其他輪任形式」；

(af) 於細則第94(b)條第二行緊接「已簽署之通告」之字句前，刪除第一行至第二行(包括首尾兩行)「大會指定舉行日期前不少於七日及不多於三十五日」之字句；並在細則第94(b)條加入「交回上述通告之限期須最少有七(7)日。就計算該段通知期而言，須由不早於寄發董事選任之大會通告日期之日期起計，並須於不遲於該大會日期七(7)日前屆滿。受該條例、上市規則及任何適用法例、規則及規例規限及在其容許之情況下，本細則第94(b)條被視為防止本公司早於寄發選任董事之大會通告日期後一日之前收到該項通告。」；

(ag) 於細則第99條第一行緊接「決議案」之字句前，刪除「特別」之字句，並以「普通」之字句取代，及於細則第99條末加入「根據該條例，須就罷免董事或於董事被罷免之大會上委任他人代替遭罷免董事之決議案發出特別通告。」；

(ah) 於細則第103(1)條第二行緊隨「其重大權益」之字句後，加入「或其任何聯繫人」之字句；

(ai) 於細則第103(2)(a)條第一行緊隨「一名董事」之字句後，加入「或其聯繫人(視乎情況而定)」之字句；

(aj) 於細則第103(2)(a)條第四行緊隨「該名董事」之字句後，加入「或其聯繫人(視乎情況而定)」之字句；

(ak) 緊隨細則第105(1)條後加入以下之新細則：

(1A)董事會或任何董事委員會可透過電話會議、視像會議或任何合法之電子形式或董事可能同意之方式參與董事會或該委員會之會議，惟該等細則所有關於董事會會議或任何董事委員會會議之規定在細節上作出必要之修訂後將仍然適用。

(al) 於細則第105(2)條第一行至第三行(包括首尾兩行)刪除「董事會或董事會之任何委員會可透過電話會議或令參與會議之全體人士均可以聆聽各人之對話之類似通訊設備，參與該董事會會議或該委員會之會議。」之字句；

(am)於細則第105(2)條第六行緊隨「以電話」之字句後，刪除「，傳真、電子或電報」之字句，並以「或以電子記錄形式(除非在後一個情況下，獲發該項通告之董事已簽署拒絕以該等形式向其發出通告)，」之字句取代；

(an) 刪除整條細則第111(1)條，並以下述新細則第111(1)條替代：

除此等細則另有訂明外，董事不得於董事會會議上就涉及該名董事或其聯繫人直接或間接有重大利益關係之事宜之任何決議案投票(或被計算入會議之法定人數內)，除非其或其任何聯繫人之權益因以下一段或以上之分段所述之情況而產生：－

(a) 有關董事或其聯繫人應本公司或其任何附屬公司之要求或為本公司或其任何附屬公司之利益借貸款項或產生或承擔責任，而向該董事或其聯繫人提供任何抵押之決議案；

(b) 有關董事或其聯繫人為本公司或其任何附屬公司之債項承擔全部或部分責任而向第三者提供任何抵押或彌償保證(不論為根據一項擔保或彌償保證或提供抵押之方式而獨自或共同作出承擔)之決議案；

(c) 董事或其聯繫人因其或其聯繫人參與或擬參與發售本公司(或本公司可能發起之任何其他公司)之任何股份或債務證券或其他證券之包銷或分包銷而產生權益，或於認購或購買事宜中擁有權益；

(d) 有關本公司或其任何附屬公司僱員利益之建議或安排，包括但不限於採納、修訂或實施董事或其任何聯繫人可獲得利益之任何僱員股份計劃或任何股份獎勵計劃或購股權計劃，或與董事、其聯繫人及本公司或其任何附屬公司之僱員有關之退休金或退休、身故或傷殘福利計劃，而董事或其聯繫人並無享有該等基金或計劃涉及之僱員一般所無之任何該等特權或優待之決議案；

(e) 有關與董事或其聯繫人只因身為高級人員或行政人員或股東而直接或間接於任何其他公司擁有權益，或與董事或其聯繫人於其中擁有實益權益之公司(惟董事及其聯繫人須並非合共持有或實益擁有該公司(或其本身或其聯繫人之權益透過其衍生之任何第三者公司)任何類別已發行股份百分之五權益或以上，並且無權行使有關公司授予股東之投票權百分之五或以上)訂立交易或安排。就計算上述之百分比而言，此段不會考慮到董事或其聯繫人以無條件或託管受託人身份持有之任何股份，而董事或其聯繫人並無實益擁有權益，以及不會考慮到董事及其聯繫人僅作為單位基金持有人擁有獲授權單位信託基金計劃中之任何股份之決議案；及

(f) 董事或其聯繫人只因其或彼等於本公司之股份或債務證券或其他證券中擁有權益而與本公司之股份或債務證券或其他證券之持有人無異地於任何合約或安排中擁有權益。

(ao) 於細則第111(2)條第二行緊隨「其委任人」之字句後，加入「或其委任人之聯繫人」之字句；

(ap) 緊隨細則第111(3)條後加入以下之新段：

就細則第111(1)條而言，「附屬公司」具有上市規則第1.01條所賦予之涵義。

(aq) 刪除細則第130條中第一至第五行（包括首尾兩行）以下之字句「每份須於股東週年大會上向本公司提呈之資產負債表（包括該條例規定須隨附之每份文件）及損益賬或收入及開支賬目，連同董事會報告之副本及核數師報告之副本，須於呈交該等文件之股東週年大會舉行日期前最少於二十一個完整日子前寄交每位本公司股東及債券持有人及呈交核數師」，並以下列字句取代：「在該條例第129G條及細則第130A條之規限下，須於提呈有關財務文件之股東大會召開前不少於二十一日，向每位有權利人士送交一份有關財務文件或（在符合該條例及上市規則有關規定之情況下）財務摘要報告」；

(ar) 緊隨細則第130條後加入以下之新細則：

130A. 如根據該條例、上市規則及任何適用法律、規則及規例，任何有權利人士（「同意人」）已同意或被視為已同意，將於本公司電腦網絡上（包括但不限於本公司之網站）（而該名人士可登入該網絡）發表之任何有關財務文件及／或任何財務摘要報告（視情況而定），視作本公司已履行該條例下向該等人士送交一份有關財務文件及／或財務摘要報告（視情況而定）之責任，則就該名同意人而言，本公司於該條例、上市規則或任何適用法律、規則及條例所規定之期間，在本公司電腦網絡上（包括但不限於本公司之網站）發表有關財務文件及／或財務摘要報告（視情況而定），應視作本公司已履行其於細則第130條項下之責任。

(as) 刪除細則第131條第一行第一個字句「任何」，並以「在細則第132條之規限下，任何」之字句取代；

(at) 刪除細則第132條第一句「本公司可將發給股東之任何通告派人送給任何股東或以預付郵資之信封或套封，寄往股東在股東名冊內之登記地址，或交往或存放在上述之地址。」，並以下列一段取代：

任何根據此等細則作出或發出或代表本公司向任何股東作出或發出之任何通告或文件(包括上市規則內所指之任何「企業通訊」)，應以書面作出(其可屬短暫或非短暫形式，及可記錄或存於任何數位、電子、電力、磁力或其他可存取之形式或媒介及為可讀及清晰易讀之資訊，包括電子通訊及於(不論是否以實在之形或存在)電腦網絡(包括但不限於在網站上)上發佈)，並可在符合該條例、上市規則及任何適用法律、法規及條例及其容許之範圍內及在其規定下，由本公司以下述方法送達或交付：

(i) 以專人送遞；

(ii) 以郵遞方式寄至股東於股東名冊內之登記地址或彼向本公司提供以便向其寄發通告或文件之地址(香港境內或境外)；

(iii) 交付或留交上述地址；

(iv) 於報章刊登廣告予以發表；

(v) 以電子通訊形式傳送至彼所提供之電子地址；或

(vi) 於本公司電腦網絡上(包括但不限於本公司之網站)發表，向彼提供登入方法，並向彼發出有關該通告或文件發表之通知。

(au) 於細則第134(2)條第四行中緊隨「節」之字後刪除「權益披露第18」之字句，並以「證券及期貨條例第329」之字句取代；

(av) 於細則第135條第三行中緊隨「須寄發」之字句後加入「以郵寄方式」之字句；

(aw) 於細則第135條第四行中緊隨「通告給」之字句後刪除「郵寄給股東」之字句，並以「本公司須向其郵寄股東大會通告之股東(包括但不限於該等已簽署拒絕本公司以電子記錄方式與其通信之股東)」之字句取代；

(ax)刪除整條細則第137條，並以下列新細則第137條取代：

在細則第132條之規限下，由本公司或其代表作出或發出之任何通告或文件(包括上市規則所指之任何「企業通訊」)：

(i) 倘以郵遞形式送交，則藉載有該通告之信封或封套已妥為註明地址並預付郵資予以郵寄投遞而視作已經寄出，並於載有該通告之信封或封套在香港之郵政局(或該通告或文件(視乎情況而定)寄出之地方之郵政局)投遞翌日已經寄出；就提供該等服務而言，在證明載有該通告之信封或封套已妥為註明地址並預付郵資予以郵寄投遞，並由秘書或董事委任之其他人簽署書面證明，證實載有該通告之信封或封套已如此註明地址並在該郵政局予以投遞，即為已經送達之足夠證據；

(ii) 倘並非以郵遞，而是以交付或留交登記地址或為送遞通告或文件予彼而提供之地址，則應視作為以如此方法送達或留交該通告或文件當日已經送達或交付；

(iii) 倘以廣告形式通知，則應視作於廣告登出當日已經送達；

(iv) 倘以電子通訊形式傳送，則於通告或文件以電子方式傳送之時視作已經送達，條件為寄出者並無接獲有關電子通訊並未送達接收者之通知；惟任何超出寄出者控制範圍以外之傳送失敗，不應令所送達通告或文件之效力成為無效；及

(v) 倘在本公司電腦網絡(包括但不限於本公司之網站)上發表，則於通告或文件在本公司電腦網絡(包括但不限於本公司之網站)上發表當日，而該名人士可以登上該電腦網絡及該發佈之通知已送達該名人士之情況下，視作已經送達。

(ay) 緊隨細則第138條後加入以下之新細則：

138A. (1) 本公司之任何通告或文件之簽署可為書面、印刷或電子形式。

(2) 在任何適用法律、規則及條例之規限下，任何通告或文件，包括但不限於細則第130條所指之文件及上市規則所指之任何「企業通訊」，可僅以英文、僅以中文或以中英兩種文本發出。

(az) 刪除整條細則第141條並以下列之新細則第141條取代：

(1) 在該條例之條文規限及該條例容許之情況下，本公司可向任何本公司之任何主管人員就彼在下列情況下於執行及履行職務時或就此而可能承擔或引致之所有費用、支銷、損失、開支及債務(包括彼產生之任何債務)，向其作出彌償保證：

(i) 就任何民事或刑事訴訟提出答辯而獲判勝訴或無罪開釋；或

(ii) 在該條例第358條規定之適用範圍內，獲法院裁決授予寬免。

(2) 本公司可為本公司任何主管人員或核數師購買及設立：

(i) 就本公司、相關公司或任何其他人士因其被指疏忽、違約、疏忽職守或違反誠信(欺詐除外)而可能被定罪以致本公司或相關公司須承擔之任何責任進行投保；及

(ii) 就本公司或相關公司因其被指疏忽、違約、疏忽職守或違反誠信(包括欺詐)而可能被定罪之任何民事或刑事訴訟中提出答辯以致其須承擔之任何責任進行投保。

本細則內，就本公司而言，「相關公司」指本公司之附屬公司或控股公司或本公司控股公司之附屬公司。」

承董事會命
公司秘書
黃之強

香港，二〇〇四年四月三十日

附註：

1. 本公司將由二〇〇四年五月二十五日星期二至二〇〇四年六月二日星期三(首尾兩天包括在內)期間暫停辦理股份過戶登記手續。如欲符合獲派末期股息的資格，所有股份過戶文件連同有關股票，必須於二〇〇四年五月二十四日星期一下午四時三十分前，交回香港灣仔告士打道56號東亞銀行港灣中心地下本公司之香港股份過戶登記處雅柏勤證券登記有限公司，辦理過戶登記手續。

2. 凡有權出席根據上述通告而召開之大會及於大會上投票之股東，均有權委派一位或多位代表出席，並代其投票。受委代表毋須為本公司股東。

3. 代表委任表格連同經簽署之授權書或其他授權文件(如有)或經由公證人簽署證明之該等授權書或授權文件副本，必須於大會或其續會之指定舉行時間48小時前送達香港灣仔告士打道56號東亞銀行港灣中心地下本公司之股份過戶登記處雅柏勤證券登記有限公司，方為有效。

4. 在本公司二〇〇三年股東週年大會上，通過普通決議案分別授予董事一般授權以便於聯交所購回股份，以及配發、發行及以其他方式處理本公司股本中之額外股份。根據公司條例及上市規則之條文，該等一般授權除非於二〇〇四年股東週年大會上獲重新授予，否則將於該大會結束時失效。上述通告第5A及5B項之普通決議案旨在重新授予該等授權。

5. 有關上述通告第5A及5B項之普通決議案，董事謹此聲明彼等並無計劃即時購回任何現有股份或發行任何新股份。現正根據公司條例及上市規則之條文向股東尋求批准一般授權。

6. 建議本公司採納之章程細則(及如獲得採納，將呈交予香港公司註冊處處長(及向公司註冊處處長登記))將為英文版本。因此，上述通告所列之特別決議案(如獲得通過)，將以英文版本通過。上述通告(包括載有建議修訂章程細則之特別決議案)之中文譯本只供參考。如有任何歧義，概以英文版本為準。

章程細則之細則第58條有關股東可要求投票表決之程序：

於每次股東大會提呈會議表決之決議案將以舉手投票方式表決，除非(在宣佈舉手表決結果前或當時)經正式要求進行投票方式表決。有關要求可由下述任何一方提出：

(i) 大會主席；或

(ii) 不少於五名有權在會上投票之股東；或

(iii) 一名或多名佔總數不少於全體有權於會上投票之股東之總投票權十分一之股東；或

(iv) 一名或多名持有獲賦予權利於會上就該決議案投票之股份之股東，而該等股份之實繳股款總額須為不少於全部獲賦予該項權利之股份實繳股款總額十分一。

除非要求投票表決，否則大會主席宣佈決議案經舉手投票通過或一致通過或以某一大多數通過或不予通過，並將實情記錄於會議記錄之記錄冊中，即為該項實情不可推翻之證據，而毋須證明就投票贊成或反對該決議案所記錄之票數或比例。

1. **陳光松先生**，61歲，二○○一年獲委任為本公司執行董事，亦為越秀企業(集團)有限公司(「越秀企業」)副董事長，該公司為本公司按證券及期貨條例(「證券及期貨條例」)第XV部的定義所指之主要股東。彼亦為越秀交通有限公司(「越秀交通」)董事。陳先生畢業於中國華南理工大學，取得學士學位。曾任廣州味精廠廠長及廣州市輕工業集團董事長兼總經理。於二○○一年加入本集團以前，陳先生由一九九八年至二○○一年四月期間，為廣州市經濟委員會主任，具有超過33年企業管理經驗。陳先生持有按證券及期貨條例第XV部的定義所指之本公司相關股份8,000,000股之個人權益。本公司並無與陳先生訂立服務合約。截至二○○三年十二月三十一日止年度，陳先生出任本公司董事之酬金為2,179,030港元，乃參照本集團表現及盈利狀況而釐定。

2. **李飛先生**，51歲，二○○二年獲委任本公司執行董事，亦為越秀企業董事。李先生畢業於中國華南師範大學中文系，主修中文。李先生於二○○○年加入本集團，負責本公司地產集團的策略性策劃、業務發展及營運。李先生持有按證券及期貨條例第XV部的定義所指之本公司相關股份7,000,000股之個人權益。本公司並無與李先生訂立服務合約。截至二○○三年十二月三十一日止年度，李先生出任本公司董事之酬金為808,400港元，乃參照本集團表現及盈利狀況而釐定。

3. **梁凝光先生**，50歲，一九九二年獲委任為本公司執行董事兼副總經理，亦為越秀交通董事、副董事長。梁先生畢業於中國中央廣播電視大學，主修財務，並獲澳洲梅鐸大學頒發工商管理碩士學位。彼亦為中國註冊會計師協會會員及高級會計師。梁先生為根據證券及期貨條例註冊之負責人員(交易董事及投資顧問)。彼曾任廣州市稅務局副局長，於一九八九年加入越秀企業前，在財務及管理方面積逾20年經驗。梁先生為本公司若干主要股東(按證券及期貨條例第XV部定義)之董事。梁先生持有按證券及期貨條例第XV部的定義所指之本公司400,000股股份及相關股份7,000,000股之個人權益。本公司並無與梁先生訂立服務合約。截至二○○三年十二月三十一日止年度，梁先生出任本公司董事之酬金為1,277,837港元，乃參照本集團表現及盈利狀況而釐定。

1. **Mr Chen Guangsong,** aged 61, was appointed executive director of the Company in 2001. He is also a vice chairman of Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu"), a substantial shareholder of the Company within the meaning of Part XV of the Securities and Futures Ordinance ("SFO"), and a director of GZI Transport Limited ("GZT"). Mr Chen obtained his bachelor's degree from the South China University of Technology in China. He had been the general manager of Guangzhou Gourmet & Food Factory, chairman and general manager of Guangzhou Light Industrial Group. Prior to joining the Group in 2001, Mr Chen was the director of Guangzhou Municipal Economic Commission from 1998 to April 2001 and had over 33 years of experience in corporate management. Mr Chen has a personal interest of 8,000,000 underlying shares of the Company within the meaning of Part XV of the SFO. There is no service contract between the Company and Mr Chen. Mr Chen's emoluments as a director of the Company were HK$2,179,030 for the year ended 31st December, 2003 which were determined by reference to the Group's performance and profitability.

2. **Mr Li Fei,** aged 51, was appointed executive director of the Company in 2002. He is also a director of Yue Xiu. Mr. Li graduated from the South China Normal University in China majoring in Chinese studies. Mr Li joined the Group in 2000. He is responsible for the strategic planning, business development and operations of the property group of the Company. Mr Li has a personal interest of 7,000,000 underlying shares of the Company within the meaning of Part XV of the SFO. There is no service contract between the Company and Mr Li. Mr Li's emoluments as a director of the Company were HK$808,400 for the year ended 31st December, 2003 which were determined by reference to the Group's performance and profitability.

3. **Mr Liang Ningguang,** aged 50, was appointed executive director and Deputy General Manager of the Company in 1992. He is also a director and the deputy chairman of GZT. Mr Liang graduated from the Central Television University in China majoring in finance and obtained a master's degree in business administration from the Murdoch University in Australia. He is also a member of the Chinese Institute of Certified Public Accountants and a senior accountant. Mr Liang is a responsible officer (dealing director and an investment adviser) licensed under the SFO. He was previously a deputy director of the Guangzhou Municipal Taxation Bureau and had over 20 years of experience in finance and management prior to joining Yue Xiu in 1989. Mr Liang is a director of certain substantial shareholders of the Company within the meaning of Part XV of the SFO. Mr Liang has a personal interest of 400,000 shares and 7,000,000 underlying shares of the Company within the meaning of Part XV of the SFO. There is no service contract between the Company and Mr Liang. Mr Liang's emoluments as a director of the Company were HK$1,277,837 for the year ended 31st December, 2003 which were determined by reference to the Group's performance and profitability.

Article 58 of the Articles of Association sets out the procedure by which Shareholders may demand a poll:

At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of a show of hands) a poll is duly demanded. A poll may be demanded by:

(i) the chairman of the meeting; or

(ii) not less than 5 members having the right to vote at the meeting; or

(iii) a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) a member or members holding Shares conferring a right to vote on the resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

Unless a poll be so demanded, a declaration by the chairman of the meeting that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

3. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such authority, must be deposited with the Company's share registrar, Abacus Share Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding of the meeting or adjourned meeting thereof.

4. At the 2003 annual general meeting of the Company, Ordinary Resolutions were passed giving general mandates to Directors to repurchase Shares on the Stock Exchange and to allot, issue and otherwise deal with additional Shares in the capital of the Company respectively. Under the provisions of the Companies Ordinance and the Listing Rules these general mandates lapse at the conclusion of the 2004 AGM, unless renewed at that meeting. The Ordinary Resolutions sought in items 5A and 5B of the above notice renew these mandates.

5. With reference to the Ordinary Resolutions sought in items 5A and 5B of the above notice, the Directors wish to state that they have no immediate plans to repurchase any existing Shares or to issue any new Shares. Approval is being sought from members of the Company as a general mandate pursuant to the Companies Ordinance and the Listing Rules.

6. The Articles of Association proposed to be adopted by the Company and which will, if the same is adopted, be delivered to (and registered by) the Registrar of Companies of Hong Kong be in the English language. Accordingly, the Special Resolution as set out in the above notice will, if passed, be passed in the English language. The translation into the Chinese language of the above notice (including the Special Resolution which contains the proposed changes to the Articles of Association) is for reference only. In case of any inconsistency, the English version shall prevail.

(az) deleting Article 141 in its entirety and substituting therefor the following new Article 141:

(1) Subject to the provisions of and so far as may be permitted by the Ordinance, the Company may indemnify any officer of the Company against all costs, charges, losses, expenses and liabilities which he may sustain or incur in or about the execution and discharge of his duties or in relation thereto including any liability incurred by him:

(i) in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted; or

(ii) in connection with any application under section 358 of the Ordinance in which relief is granted to him by the court.

(2) The Company may purchase and maintain for any officer or auditor of the Company:

(i) insurance against any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company; and

(ii) insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company.

In this Article, "related company" in relation to the Company means any company that is the Company's subsidiary or holding company or a subsidiary of the Company's holding company."

By order of the Board
Wong Chi Keung
Company Secretary

Hong Kong, 30th April, 2004

Notes:

1. The register of members of the Company will be closed from Tuesday, 25th May, 2004 to Wednesday, 2nd June, 2004, both days inclusive, during which period no transfer of Shares will be registered. In order to qualify for the final dividend, all transfers of Shares accompanied by the relevant share certificates must be lodged for registration with the Company's share registrar, Abacus Share Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 p.m. on Monday, 24th May, 2004.

2. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a member of the Company.

(ax) deleting Article 137 in its entirety and substituting therefor the following new Article 137:

Subject to Article 132, any notice or document (including any "corporate communication" within the meaning ascribed thereto in the Listing Rules) given or issued by or on behalf of the Company:

(i) if sent by post, shall be deemed to be effected by properly addressing, prepaying and posting an envelope or a wrapper containing the notice and to have been effected on the day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong or such other place from which such notice or document (as the case may be) was posted and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice was properly prepaid, addressed and put into such post office and a certificate in writing signed by the secretary or other person appointed by the Directors that the envelope or wrapper containing the notice was so addressed and put into such post office shall be conclusive evidence thereof;

(ii) if sent by delivering or leaving it at the registered address or address supplied for the sending of notices or documents to him otherwise than by post, shall be deemed to have been served or delivered on the day it was so delivered or left;

(iii) if by advertisement, shall be deemed to have been served on the day on which the advertisement appears;

(iv) if sent as an electronic communication, shall be deemed to have been served at the time when the notice or document is transmitted electronically provided that no notification that the electronic communication has not reached its recipient has been received by the sender, except that any failure in transmission beyond the sender's control shall not invalidate the effectiveness of the notice or document being served; and

(v) if published on the Company's computer network (including, but not limited to, its website), shall be deemed to have been served on the day on which the notice or document is published on the Company's computer network (including, but not limited to, the Company's website) to which he may have access and the notice of such publication is given to such person.

(ay) adding the following new article immediately after Article 138:

138A. (1) The signature to any notice or document by the Company may be written, printed or made electronically.

(2) Subject to any applicable laws, rules and regulations, any notice or document (including but not limited to the documents referred to in Article 130 and any "corporate communication" within the meaning ascribed thereto in the Listing Rules) may be given in the English language only, in the Chinese language only or in both the English language and the Chinese language.

(at) deleting the 1st sentence of Article 132 the words "The Company may give any notice to a member either personally or by sending it by post in a prepaid envelope or wrapper addressed to the member at his registered address or by leaving it at that address." and substituting therefor the following:

Any notice or document to be given or issued by or on behalf of the Company under these Articles, including any "corporate communication" within the meaning ascribed thereto in the Listing Rules, shall be in writing (which may or may not be in a transitory form and may be recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible and legible form (including an electronic communication and publication on a computer network (including, but not limited to, a website)) whether having physical substance or not) and may be served or delivered by the Company by any of the following means subject to and to such extent permitted by and in accordance with the Ordinance, the Listing Rules and any applicable laws, rules and regulations:

(i) personally;

(ii) by sending it by post to him at his registered address as appearing in the register or at the address, within or outside Hong Kong, supplied by him to the Company for the sending of notices or documents to him;

(iii) by delivering or leaving it at such address as aforesaid;

(iv) by advertisement published in the newspapers;

(v) by transmitting it as an electronic communication to him at his electronic address as he may provide; or

(vi) by publishing it on the Company's computer network (including, but not limited to, its website), giving access to such network to him and giving to him a notice of publication of such notice or document.

(au) deleting in the 4th line of Article 134(2) the words "18 of the Disclosure of Interests" immediately after the word "section" and substituting therefor the words "329 of the Securities and Futures";

(av) inserting in the 3rd line of Article 135 the words "by post" immediately after the words "shall send";

(aw) deleting in the 4th line of Article 135 the words "members by post" immediately after the words "notice to" and substituting therefor the words "those members to whom the Company is required to send a notice for convening a general meeting by post (including, but not limited to, those members who have signified their refusal to communications with the Company being sent to them in the form of an electronic record)"

(f) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his or their interest in shares or debentures or other securities of the Company.

(ao) inserting in the 2nd line of Article 111(2) the words "or his appointor's associates" immediately after the words "his appointor";

(ap) adding the following as a new paragraph immediately after Article 111(3):

For the purposes of this Article 111(1), "subsidiary" shall have the same meaning as defined in Rule 1.01 of the Listing Rules.

(aq) deleting in the 1st to 5th lines (inclusive) of Article 130 the words "A printed copy of the Directors' and auditors' reports accompanied by printed copies of the balance sheet and every document required by the Ordinance to be annexed to the balance sheet and profit and loss account or income and expenditure account shall, not less than twenty-one clear days before the annual general meeting before which they are to be laid, delivered or sent by post to every member and holder of debentures of the Company, and to the auditors" and substituting therefor the words "Subject to section 129G of the Ordinance and to Article 130A, a copy of the relevant financial documents or (subject to compliance with the relevant provisions of the Ordinance and Listing Rules) the summary financial report shall be sent to every Entitled Person not less than twenty-one days before the date of general meeting before which the relevant financial documents shall be laid";

(ar) adding the following new article immediately after Article 130:

130A. Where any Entitled Person ("Consenting Person") has, in accordance with the Ordinance, the Listing Rules and any applicable laws, rules and regulations, consented or is deemed to have consented to treat the publication of the relevant financial documents and/or the summary financial report (as the case may be) on the Company's computer network (including, but not limited to, its website) to which such person may have access as discharging the Company's obligation under the Ordinance to send a copy of the relevant financial documents and/or the summary financial report (as the case may be) to such person, then the publication by the Company on its computer network (including, but not limited to, its website) of the relevant financial documents and/or the summary financial report (as the case may be) for such period as required by the Ordinance, the Listing Rules or any applicable laws, rules and regulations shall, in relation to such Consenting Person, be deemed to discharge the Company's obligations under Article 130.

(as) deleting in the 1st line of Article 131 the first word "Any" and substituting therefor the words "Subject to Article 132, any";

(an) deleting Article 111(1) in its entirety and substituting therefor the following new Article 111(1):

Save as otherwise provided by these Articles, a Director shall not vote (nor be counted in the quorum) at a meeting of the Directors on any resolution concerning a matter in which he or any of his associates has, directly or indirectly, a material interest, unless his or any of his associates' interest arises only because the case falls within one or more of the following sub-paragraphs:-

(a) the resolution relates to the giving to him or any of his associates of a security or indemnity in respect of money lent, or an obligation incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

(b) the resolution relates to the giving to a third party of a security or indemnity in respect of an obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has assumed responsibility in whole or in part whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(c) his or his associates' interest arises by virtue of his or his associates being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase;

(d) the resolution relates to a proposal or arrangement concerning the benefit of employees of the Company or any of its subsidiaries, including but without being limited to the adoption, modification or operation of any employees' share scheme, or any share incentive or share option scheme under which the Director or any of his associate(s) may benefit, or of a pension fund, or retirement, death or disability benefits scheme which relates both to directors, his associates and employees of the Company or any of its subsidiaries and does not accord to any Director or his associate(s) as such any privilege or advantage not generally accorded to the employees to whom the fund or scheme relates;

(e) the resolution relates to a transaction or an arrangement with any other company in which he or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, provided that he and his associates are not, in aggregate, the holders of or beneficially interested in five per cent or more of the issued shares of any class of that company (or of any other company through which his interest or interest of his associate is derived) and not entitled to exercise five per cent or more of the voting rights available to members of the relevant company (and for the purpose of calculating the said percentage there shall be disregarded any shares held by the Director or his associates as bare or custodian trustee and in which the Director and his associates have no beneficial interest, and any shares comprised in any unit trust scheme in which the Director and his associates are interested only as a unit holder); and

(af) deleting in the 1st to 2nd lines (inclusive) of Article 94(b) the words "not less than seven nor more than thirty-five days before the date appointed for holding the meeting," immediately before the words "notice executed" in the 2nd line and inserting at the end of Article 94(b) the words "The period for lodgment of the said notice shall be at least 7 days. For the purpose of calculating such notice period, it shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election of Director(s) and shall end no later than 7 days prior to the date of such meeting. Subject to and to such extent permitted by and in accordance with the Ordinance, the Listing Rules and any applicable laws, rules and regulations, nothing in this Article 94(b) shall be deemed to prevent the Company from accepting the said notice earlier than the day after the despatch of the notice of the meeting appointed for such election of Director(s).";

(ag) deleting in the 1st line of Article 99 the word "special" immediately before the word "resolution" and substituting therefor the word "ordinary" and inserting at the end of Article 99 the words "Special notice is required of a resolution to remove a Director or to appoint another person in place of a Director so removed at the meeting at which he is removed in accordance with the Ordinance.";

(ah) inserting in the 2nd line of Article 103(1) the words "or any of his associates" immediately after the words "material interest of his";

(ai) inserting in the 1st line of Article 103(2)(a) the words "or his associate (as the case may be)" immediately after the words "that a Director";

(aj) inserting in the 4th line of Article 103(2)(a) the words "or his associate (as the case may be)" immediately after the words "that the Director";

(ak) adding the following new Article immediately after Article 105(1):

(1A) The Board or any committee of the Board may participate in a meeting of the Board of such committee by means of a conference telephone, video conference or any such lawful electronic means and in such manner as may be agreed by the Directors. All the provisions in these Articles as to Board meetings or meetings of any committee of the Board shall, mutatis mutandis, be applicable.

(al) deleting in the 1st to 3rd lines (inclusive) of Article 105(2) the words "The Board or any committee of the Board may participate in a meeting of the Board of such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting are capable of hearing each other.";

(am) deleting in the 6th line of Article 105(2) the words ", facsimile transmission, telex or telegram" immediately after the words "by telephone" and substituting therefor the words "or in the form of an electronic record (unless in the latter case, the Director to whom the notice is given has signified refusal to notice being given to him in that form),";

(t) inserting in the 2nd line of Article 64 the words "or is required under the Listing Rules" immediately after the words "is demanded";

(u) adding the following new Article immediately after Article 64:

64A. Subject to the provisions of the Ordinance and the Listing Rules, all general meetings may be held by means of video conference or by other lawful electronic means and in such manner as may be agreed by the Company in general meeting. All the provisions in these Articles as to general meetings shall, mutatis mutandis, be applicable.

(v) inserting in the 1st line of Article 65 the words "and to Article 65A" immediately after the words "attached to any shares";

(w) adding the following new Article immediately after Article 65:

65A. Where any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.

(x) deleting in the 1st line of Article 67 the first word "A" and substituting therefor the words "Subject to Article 65A, a";

(y) inserting in the 2nd line of Article 74 the words ", subject to Article 65A," immediately after the words "demanding a poll and";

(z) deleting Article 85 in its entirety;

(aa) inserting in the 1st line of Article 86 the words "and affairs" immediately after the words "The business";

(ab) deleting in the 2nd line of Article 87(5)(a) the word "Companies" immediately before the word "Ordinance";

(ac) deleting in the 4th line of Article 87(5)(a) the word "Companies" immediately before the word "Ordinance";

(ad) deleting in the 3rd line of Article 87(5)(b) the word "Companies" immediately before the word "Ordinance";

(ae) inserting in the 2nd line of Article 91 the words ", or such other manner of rotation as may be required by the Listing Rules or other codes, rules and regulations as may be prescribed by the applicable regulatory authority from time to time" immediately after the words "nearest to one-third";

(k) deleting in the 1st line of Article 1(6)(a) the word "include" immediately after the words "references to writing" and substituting therefor the words "shall, unless the contrary intention appears, be construed as including";

(l) deleting in the 2nd to 3rd lines (inclusive) of Article 1(6)(a) the words "legible and non-transitory form" immediately after the words "reproducing words in a" in the 2nd line and substituting therefor the word "visible and legible form. Wherever any provision of these Articles (except a provision for the appointment of a proxy) requires that a communication as between the Company, its directors or members be effected in writing, the requirement may be satisfied by the communication being given in the form of an electronic record unless the person to whom the communication is given has signified refusal to communications being given to him in that form";

(m) deleting Article 3 in its entirety and substituting therefor the following new Article 3:

3. The authorised share capital of the Company shall be divided into ordinary shares of HK$0.10 each.

(n) inserting in the 1st line of Article 11(b) the words "receive, within the relevant time limit as prescribed in the Ordinance or as the Stock Exchange may from time to time determine, whichever is shorter, after allotment or lodgment of transfer (or within such other period as the conditions of issue shall provide)," immediately after the words "without payment to";

(o) inserting at the end of Article 27 the words "Where such an instrument of transfer is executed by HKSCC Nominees Limited (and its successor), either as transferor or transferee, in respect of shares (or such other securities as may be issued from time to time by the Company and admitted for listing on the Stock Exchange), it may be so executed by machine-imprinted signature, provided that the Board shall have previously been provided with a list of specimen signatures of the authorised signatories of HKSCC Nominees Limited and the Board shall be reasonably satisfied that such machine-imprinted signature corresponds to one of those specimen signatures."

(p) deleting in the 9th line of Article 49 the word "Companies" immediately after the words "provisions of the";

(q) inserting in the 2nd line of Article 58 the words "or a poll is required under the Listing Rules" immediately after the words "duly demanded";

(r) inserting in the 1st line of Article 59 the words "is required under the Listing Rules or" immediately after the words "Unless a poll";

(s) inserting in the 3rd line of Article 61 the words "or was required under the Listing Rules (as the case may be)" immediately after the words "was demanded";

(c) adding the following definition immediately after the definition of "clear days" in Article 1(1):

"Director(s)"	the director(s) of the Company for the time being;

(d) adding the following definitions immediately after the definition of "dollars" or "$" in Article 1(1):

"electronic communication"	a communication sent by electronic transmission in any form through any medium;
"Entitled Person"	an "entitled person" as defined under section 2(1) of the Ordinance;

(e) adding the following definition immediately after the definition of "holder" in Article 1(1):

"the Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and any amendments thereto from time to time;

(f) adding the following definition immediately after the definition of "Published in the Newspapers" in Article 1(1):

"relevant financial documents"	the "relevant financial documents" as defined under section 2(1) of the Ordinance;

(g) adding the following definitions immediately after the definition of "secretary" in Article 1(1):

"Securities and Futures Ordinance"	subject to paragraph (3) of this Article, the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"special notice"	in relation to a resolution shall have the meaning ascribed thereto in section 116C of the Ordinance;

(h) deleting the punctuation "." at the end of the definition of "the Stock Exchange" in Article 1(1) and substituting therefor the punctuation ";";

(i) adding the following definition immediately after the definition of "the Stock Exchange" in Article 1(1):

"summary financial report"	the "summary financial report" as defined under section 2(1) of the Ordinance.

(j) deleting Article 1(2) in its entirety and substituting therefor the following new Article 1(2):

Save as aforesaid and unless the context otherwise requires, words or expressions contained in these Articles shall have the same meaning as in the Ordinance or any statutory modification thereof in force at the date at which these Articles become binding on the Company.

"Rights Issue" means an offer of shares of the Company open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

C. "**THAT**

conditional upon the passing of Resolutions under sub-paragraphs A and B above, the aggregate nominal amount of the number of shares in the capital of the Company which shall have been repurchased by the Company pursuant to and in accordance with sub-paragraph A above shall be added to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to and in accordance with the exercise of the general mandate approved in sub-paragraph B above."

D. "**THAT**

subject to and conditional upon the Listing Committee of the Stock Exchange granting the approval of the listing of, and permission to deal in, any shares of the Company which may fall to be issued pursuant to the exercise of any options under the existing share option scheme of the Company adopted on 26th June, 2002 (the "Share Option Scheme"), the directors of the Company be and they are hereby authorised to grant further options under the Share Option Scheme provided that the total number of shares which may be issued upon exercise of options to be granted under the Share Option Scheme on or after the date of this Resolution shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution."

6. As special business to consider and, if thought fit, to pass the following resolution as a Special Resolution:

SPECIAL RESOLUTION

"**THAT** the Articles of Association of the Company be and are hereby amended by:

(a) adding the following definition immediately after the definition of "these Articles" in Article 1(1):

"associate"	in relation to any Director shall have the same meaning as defined under Rule 1.01 of the Listing Rules;

(b) deleting the definition of "Disclosure of Interests Ordinance" in Article 1(1) in its entirety;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

B. "**THAT**

(a) subject to sub-paragraph (c) below and pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in sub-paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in sub-paragraph (a), otherwise than pursuant to (i) a Rights Issue, (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to eligible participants under such scheme and arrangement of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws of Hong Kong to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Guangzhou Investment Company Limited (the "Company") (the "2004 AGM") will be held at 26th Floor, Yue Xiu Building, 160-174 Lockhart Road, Wanchai, Hong Kong on Wednesday, 2nd June, 2004 at 3:00 p.m. for the following purposes:

1. To receive and consider the audited accounts and the reports of the directors and auditors for the year ended 31st December, 2003.

2. To declare a final dividend.

3. To elect directors and to authorise the board to fix directors' remuneration.

4. To re-appoint auditors and to authorise the board to fix their remuneration.

5. As special business to consider and, if thought fit, to pass the following resolutions as Ordinary Resolutions:

ORDINARY RESOLUTIONS

A. "**THAT**

(a) subject to sub-paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased by the Company pursuant to the approval in sub-paragraph (a) above shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

MARKET PRICES

The highest and lowest traded prices for the Shares on the Stock Exchange during each of the previous twelve months before the printing of this document were as follows:

	Traded Market Price for Shares	
	Highest	Lowest
	HK$	*HK$*
2003		
April	0.500	0.390
May	0.560	0.405
June	0.630	0.520
July	0.630	0.550
August	0.670	0.560
September	0.730	0.630
October	0.850	0.700
November	0.940	0.790
December	0.930	0.830
2004		
January	1.020	0.850
February	0.960	0.850
March	0.950	0.770

DISCLOSURE OF INTERESTS

None of the Directors, and to the best of their knowledge, having made all reasonable enquiries, none of their associates, have any present intention, if the Repurchase Mandate is exercised, to sell any Shares to the Company.

No connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, if the Repurchase Mandate is granted.

DIRECTORS' UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

SHARE REPURCHASE MADE BY THE COMPANY

No repurchase of Shares has been made by the Company during the last six months (whether on the Stock Exchange or otherwise).

TAKEOVER CODE CONSEQUENCES

If as a result of a repurchase of Shares a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers ("Takeover Code"). As a result, a shareholder, or group of shareholders acting in concert, depending on the level of increase of the shareholder's interest, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code. As at the Latest Practicable Date, Yue Xiu Enterprises (Holdings) Limited owned approximately 51 per cent of the existing issued share capital of the Company. It is considered that, in such circumstances, an obligation to make a mandatory offer even if the Repurchase Mandate is exercised in full is unlikely to arise.

This explanatory statement also constitutes the memorandum as required under section 49BA(3) of the Companies Ordinance.

SHARE CAPITAL

Whilst the Directors do not presently intend to repurchase any Shares, they believe that the flexibility afforded by the proposed Repurchase Mandate would be beneficial to the Company.

It is proposed that up to 10 per cent of the aggregate Shares in issue at the date of the passing of the resolution to approve the general mandate. As at 28th April, 2004, the latest practicable date for determining such figures (the "Latest Practicable Date"), 6,299,943,914 Shares were in issue. On the basis that no further Shares are issued prior to the date of the 2004 AGM, the Directors would be authorised to repurchase up to approximately 629,994,391 Shares during the period up to the next annual general meeting of the Company in 2005 or the expiration of the period within which the next annual general meeting of the Company is required by law to be held or the revocation or variation of the Repurchase Mandate by an ordinary resolution of the shareholders of the Company in general meeting of the Company, whichever occurs first.

REASONS FOR REPURCHASES

Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and its shareholders. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share.

FUNDING OF REPURCHASES

Repurchases pursuant to the Repurchase Mandate would be financed entirely from the Company's available cash flow or working capital facilities. Any repurchases will be made out of funds of the Company legally permitted to be utilised in this connection in accordance with its memorandum and articles of association and the laws of Hong Kong, including profits otherwise available for distribution. Under the Companies Ordinance, a company's profits available for distribution are its accumulated, realised profits, so far as not previously utilised by distribution or capitalisation, less its accumulated, realised losses, so far as not previously written off in a reduction or reorganisation of capital duly made.

EFFECT OF ANY REPURCHASES

There might be a material adverse impact on the working capital, or gearing position of the Company (as compared with the position disclosed in its most recent published audited accounts for the year ended 31st December, 2003) in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

RECOMMENDATION

The Directors consider that the General Mandate, the Repurchase Mandate, the Refreshed Limit, the proposed re-election of Directors and the proposed amendments to the Articles of Association at the 2004 AGM are all in the interests of the Company and the Shareholders. Accordingly, the Directors recommend you to vote in favour of the ordinary resolutions and the special resolution to be proposed at the 2004 AGM.

Yours faithfully,
For and on behalf of the board of directors of
Guangzhou Investment Company Limited
Ou Bingchang
Chairman

(iii) where any Shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or against any particular resolution, any votes cast by or on behalf of such Shareholder in contravention of such requirement or restriction shall not be counted.

In addition, amendments of the Companies Ordinance (introduced pursuant to the Companies (Amendment) Ordinance 2003) have prompted a number of proposed amendments to the Articles of Association. For example, a company may now remove a director by an ordinary resolution instead of a special resolution and share certificates are required to be issued within 10 days after lodgement of a transfer.

The proposed amendments to the Articles of Association are set out in the special resolution as set out in the 2004 AGM Notice, which is set out in Appendix II to this circular.

PROPOSED RE-ELECTION OF DIRECTORS

In accordance with Article 91 of the Articles of Association, the Directors retiring by rotation at the 2004 AGM are Messrs. Chen Guangsong, Li Fei and Liang Ningguang. Details of the above Directors, which are required to be disclosed by the Listing Rules, are set out in Appendix IV to this circular.

ANNUAL GENERAL MEETING

The 2004 AGM Notice is set out in Appendix II to this circular.

As described in the paragraph headed "Proposed Amendments to the Articles of Association of the Company" above, a special resolution to amend the Articles of Association is proposed at the 2004 AGM. In the event that the special resolution is passed at the 2004 AGM and that the Company, at the Shareholders' preference, publishes its annual report and/or Summary Financial Report on its computer network (including, but not limited to, its website) as an alternative to despatch of printed copies thereof to the relevant Shareholders and sends corporate communications to the relevant Shareholders by electronic means and in either English or Chinese only or in both languages, it will help in reducing the consumption of the world's resources and save printing and mailing costs of the Company.

Whether or not you are able to attend the 2004 AGM, you are requested to complete and return the enclosed form of proxy for the 2004 AGM in accordance with the instructions printed thereon to the Company's share registrar, Abacus Share Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the 2004 AGM or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the 2004 AGM or any adjournment thereof should you so wish.

Your right to demand a poll on the resolutions proposed at the 2004 AGM is set out in Appendix III to this circular.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY (THE "ARTICLES OF ASSOCIATION")

According to the amendments of the Companies Ordinance (introduced pursuant to the Companies (Amendment) Ordinance 2003) which came into effect in February 2004 and the amendments of the Listing Rules which came into effect in February 2002 and March 2004, respectively, the Company is permitted, inter alia, to offer to the Shareholders the choice to receive corporate communications (including, but not limited to, the Company's annual report, the summary financial report ("Summary Financial Report") which is derived from and which summarises the Company's annual report, the Company's interim report, notices of general meetings and circulars) through electronic means and in either English or Chinese only or in both languages.

In order to achieve such flexibility described above, the Directors consider that it is in the interest of the Company and the Shareholders to introduce certain amendments to the Articles of Association so as to enable it, subject to the extent as permitted by the Listing Rules and any applicable laws, rules and regulations:

(a) to send or otherwise make available the Company's corporate communications (within the meaning ascribed thereto under the Listing Rules) using electronic means, with the Shareholders' prior consent; and

(b) to send the Company's corporate communications to Shareholders in either the English language or the Chinese language or in both languages.

In view of certain amendments made to the Listing Rules relating to corporate governance issues which has become effective on 31st March, 2004 (subject to certain transitional arrangements), the Directors propose, for the purpose of complying with the relevant amendments, to the Shareholders for approval of certain amendments to the Articles of Association including, inter alia, to conform with the amended provisions of Appendix 3 to the Listing Rules, including (inter alia) the following:

(i) the minimum length of time, during which notice to the Company by Shareholders of the intention to propose a person for election as a Director and during which notice to the Company by such person of his willingness to be elected may be given, will be at least 7 days. For the purpose of calculating the period for lodgement of such notice, it shall commence no earlier than the day after the despatch of the notice of meeting appointed for such election and shall end no later than 7 days prior to the date of such meeting. It is, however, noteworthy that the Company is not prevented from receiving such a notice earlier than the day after the despatch of the notice of meeting appointed for such election;

(ii) subject to such exceptions specified in the Articles of Association, a Director shall not vote on any board resolution approving any contract or arrangement or proposal in which he or any of his associates (as defined in the Listing Rules) has a material interest nor shall he be counted in the quorum present at the meeting;

two previous share option schemes adopted by the shareholders on 21st November, 1992 and 23rd June, 1998, respectively, and terminated on 26th June, 2002 (the "Old Share Option Schemes") up to the existing limit under such schemes. Particulars of the options granted are set out below:

Old Share Option Schemes		Share Option Scheme	
Options	**Number**	**Options**	**Number**
Outstanding	16,834,000	Outstanding	325,238,000
Exercised	170,562,000	Exercised	47,036,000
Lapsed	143,848,000	Lapsed	228,000

The outstanding options under the Share Option Scheme and Old Share Option Schemes entitle option holders to subscribe for a total of 342,072,000 Shares, representing about 5.4 per cent of the issued share capital of the Company as at the Latest Practicable Date.

To enable the Company to grant further options to eligible participants under the Share Option Scheme, it is proposed that, subject to the approval of the Shareholders at the 2004 AGM and such other requirements prescribed by the Listing Rules, the limit on the grant of options under the Share Option Scheme be refreshed to 10 per cent of the number of Shares in issue as at the date of approval of such refreshed limit (the "Refreshed Limit"). The proposed resolution is set out as Ordinary Resolution 5D in the 2004 AGM Notice.

Pursuant to the Listing Rules, the Shares which may be issued upon exercise of all outstanding options granted and yet to be granted under the Share Option Scheme and any other share option scheme(s) of the Company at any time will not exceed 30 per cent of the Shares in issue from time to time. No options shall be granted under any scheme(s) of the Company or any of its subsidiaries if this will result in the 30 per cent limit being exceeded.

On the basis of 6,299,943,914 Shares in issue as at the Latest Practicable Date, and assuming no further Shares will be issued or repurchased by the Company on or before the date of the 2004 AGM, the maximum number of Shares which may fall to be issued upon exercise of all options that may be granted by the Company under the Refreshed Limit would be 629,994,391 Shares.

Granting of options under the Refreshed Limit is conditional upon the passing of an ordinary resolution (as set out in Resolution 5D in the 2004 AGM Notice, which is set out in Appendix II to this circular) and the Listing Committee of the Stock Exchange granting the approval of the listing of, and permission to deal in, any new Shares, representing a maximum of 10 per cent of the Shares in issue as at the date of the 2004 AGM, which may be issued upon exercise of options granted under the Refreshed Limit.

Application has been made to the Stock Exchange for granting approval of the listing of, and permission to deal in, the new Shares, representing a maximum of 10 per cent of the Shares in issue as at the date of the 2004 AGM, which may be issued upon exercise of options granted under the Refreshed Limit.

annual general meeting to be held on 2nd June, 2004 at 3:00 p.m. at 26th Floor, Yue Xiu Building, 160-174 Lockhart Road, Wanchai, Hong Kong (the "2004 AGM"). In order to ensure flexibility and discretion to the Directors in the event that it becomes desirable to issue any Shares, approval is being sought from the shareholders of the Company (the "Shareholders") at the 2004 AGM to grant a general mandate unconditionally to the Directors to allot or issue new Shares equal in aggregate up to 20 per cent of the issued share capital of the Company at the date of passing the proposed ordinary resolution (the "General Mandate"). The obtaining of the General Mandate is in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The proposed resolution (the "General Mandate Resolution") is set out as Ordinary Resolution 5B in the Notice of the 2004 AGM dated 30th April, 2004 (the "2004 AGM Notice"), which is set out in Appendix II to this circular.

Concerning the General Mandate Resolution, the Directors wish to state that they have no immediate plans to issue any new Shares. Approval is being sought from the Shareholders as a general mandate for the purposes of Section 57B of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) (the "Companies Ordinance") and the Listing Rules.

GENERAL MANDATE TO REPURCHASE OF SHARES

The Listing Rules permit companies with a primary listing on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") to repurchase their own securities on the Stock Exchange, subject to certain restrictions. At the 2003 AGM, a general mandate was given to the Directors to repurchase Shares. Such mandate will lapse at the conclusion of the 2004 AGM. Therefore, an ordinary resolution (as set out in Resolution 5A (the "Repurchase Mandate Resolution") in the 2004 AGM Notice, which is set out in Appendix II to this circular) will be proposed to grant to the Directors an unconditional general mandate to, inter alia, repurchase up to 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the Repurchase Mandate Resolution (the "Repurchase Mandate"). The Company is required, by the provisions of the Listing Rules regulating such securities repurchases and by Section 49BA(3) of the Companies Ordinance, to send to its Shareholders an explanatory statement containing all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the Repurchase Mandate. Such information is set out in Appendix I to this circular.

Concerning the Repurchase Mandate Resolution, the Directors wish to state that they have no immediate plans to repurchase any existing Shares.

REFRESHMENT OF THE 10 PER CENT LIMIT UNDER THE SHARE OPTION SCHEME

The Company may grant options under the existing share option scheme of the Company adopted by the Company on 26th June, 2002 (the "Share Option Scheme") to subscribe for up to 10 per cent of the issued share capital of the Company as at 26th June, 2002 (being the date of Shareholders' approval of such scheme). On such date, the Company had 4,010,363,667 issued Shares and so the Company may grant options to subscribe for up to 401,036,366 Shares. The Company had no other share option scheme other than the Share Option Scheme as at 28th April, 2004, being the latest practicable date prior to the printing of this circular for inclusion of certain information herein (the "Latest Practicable Date"). The Company had granted options under the Share Option Scheme and its

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 123)

Executive Directors:
Ou Bingchang *(Chairman)*
Chen Guangsong
Li Fei
Liang Ningguang
Xiao Boyan
Liang Yi
Wong Chi Keung
Yan Yuk Fung

Independent non-executive Directors:
Yu Lup Fat, Joseph
Lee Ka Lun

Registered office:
24th Floor, Yue Xiu Building
160-174 Lockhart Road
Wanchai
Hong Kong

30th April, 2004

To the shareholder(s)

Dear Shareholder(s),

PROPOSED GENERAL MANDATES TO ISSUE NEW SHARES AND REPURCHASE SHARES

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

REFRESHMENT OF THE 10 PER CENT LIMIT UNDER THE SHARE OPTION SCHEME

PROPOSED RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

GENERAL MANDATE TO ISSUE SHARES

At the last annual general meeting of Guangzhou Investment Company Limited (the "Company") held on 18th June, 2003 (the "2003 AGM"), a general mandate was given to the directors of the Company (the "Directors") to allot, issue and otherwise deal with shares of HK$0.10 each in the capital of the Company ("Share(s)"). Such mandate will lapse at the conclusion of the forthcoming

CONTENTS

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Guangzhou Investment Company Limited (the "Company"), you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 123)

PROPOSED GENERAL MANDATES TO ISSUE NEW SHARES AND REPURCHASE SHARES

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

REFRESHMENT OF THE 10 PER CENT LIMIT UNDER THE SHARE OPTION SCHEME

PROPOSED RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of the Company to be held at 26th Floor, Yue Xiu Building, 160-174 Lockhart Road, Wanchai, Hong Kong on Wednesday, 2nd June, 2004 at 3:00 p.m. is set out in this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the Company's share registrar, Abacus Share Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the meeting (or any adjourned meeting thereof).

30th April, 2004